                                                FILED PURSUANT TO RULE 424(B)(2)
                                                      REGISTRATION NO. 333-87945
PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED OCTOBER 6, 1999)

                                  $32,000,000

                            CALLON PETROLEUM COMPANY
[CALLON LOGO]
                        11% SENIOR SUBORDINATED NOTES DUE 2005

                            ------------------------

                     INVESTING IN THE NOTES INVOLVES RISKS.
                   SEE "RISK FACTORS" BEGINNING ON PAGE S-10.
                            ------------------------

                                 TERMS OF NOTES

- MATURITY
  December 15, 2005.

- INTEREST
  Fixed annual rate of 11%.

  We will pay interest on the notes on March 15, June 15, September 15 and December 15 of each year. The first interest payment will be made on December 15, 2000, which will represent interest accrued from October 26, 2000.

- TRADING
  The notes have been approved for listing on the New York Stock Exchange.
- OPTIONAL REDEMPTION
  We may redeem the notes at any time on or after March 15, 2003 at 100% of their principal amount plus accrued and unpaid interest.

- RANKING
  The notes are subordinated in right of payment to all of our senior debt and the obligations of our subsidiaries. The notes rank equally with our existing and future senior subordinated indebtedness. The notes are senior to our outstanding preferred stock.

- CHANGE OF CONTROL
  If a change of control occurs, we must offer to repurchase the notes at 101% of their principal amount plus accrued and unpaid interest.

                                                              PER NOTE       TOTAL
                                                              --------    -----------
Public offering price.......................................   100.0%     $32,000,000
Underwriting discount.......................................     3.5%     $ 1,120,000
Proceeds, before expenses...................................    96.5%     $30,880,000

     Callon Petroleum Company has granted the underwriters the right to purchase up to an additional $4,800,000 aggregate principal amount of notes to cover over-allotments.

     The underwriters expect to deliver the notes in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York on October 26, 2000.

     Neither the Securities and Exchange Commission nor any state security commission has approved or disapproved these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                            ------------------------
MORGAN KEEGAN & COMPANY, INC.                          A.G. EDWARDS & SONS, INC.
                 Prospectus supplement dated October 23, 2000.

       [MAP SHOWING PRINCIPAL AREAS OF OPERATIONS IN THE GULF OF MEXICO]

                             OIL AND GAS PROPERTIES

                                                                DECEMBER 31, 1999
                                             --------------------------------------------------------
                                                                                            PERCENT
                                             ESTIMATED NET PROVED RESERVES    DISCOUNTED     TOTAL
                                             ------------------------------    PRESENT     DISCOUNTED
                                               GAS        OIL       TOTAL       VALUE       PRESENT
                                              (MMCF)    (MBBLS)    (MMCFE)      ($000)       VALUE
                                             --------   --------   --------   ----------   ----------
Gulf of Mexico Shelf Area..................   75,530        299     77,322     $ 89,966       30.3%
Gulf of Mexico Deep Water Area.............   34,326     22,458    169,071      185,802       62.7%
Onshore....................................    6,579      1,077     13,048       20,745        7.0%
                                             -------     ------    -------     --------      -----
          Total............................  116,435     23,834    259,441     $296,513      100.0%
                                             =======     ======    =======     ========      =====

                         PROSPECTUS SUPPLEMENT SUMMARY

     This summary highlights information from this prospectus supplement, but does not contain all the information you need to consider in making your investment decision. To understand all of the terms of this offering and for a more complete understanding of our business, you should carefully read this prospectus supplement, the accompanying prospectus and the documents incorporated by reference, particularly the section entitled "Risk Factors." When we use the terms "Callon," "we," "us" or "our," we are referring to Callon Petroleum Company together with its consolidated subsidiaries, unless the context otherwise requires. If you are not familiar with the terms used to describe the quantities, present value and other information about oil and gas reserves, please see "Glossary of Oil and Gas Terms."

                                  ABOUT CALLON

     Callon has been engaged in the exploration, development, acquisition and production of oil and gas properties in the Gulf Coast region since 1950. Our properties and operations are geographically concentrated in the offshore waters of the Gulf of Mexico where we have substantial experience. Our senior management has worked together for over 20 years. In addition, we have 12 engineering and geoscience professionals with an average of 12 years of experience with us. We have historically grown our reserves and production by focusing primarily on low to moderate risk exploration and acquisition opportunities in the Gulf of Mexico shelf area. Over the last several years, we have expanded our areas of exploration to include the deep water area (900 to 5,500 feet of water) of the Gulf of Mexico. In September 1998, we announced our first deep water discovery on our Boomslang prospect. Since the Boomslang discovery, we have drilled three additional deep water discoveries on our Habanero, Medusa and Entrada prospects.

     Our reserves and production have grown rapidly since 1996 as a result of exploration and development drilling, as well as property acquisitions. The following is a profile of our reserves and production and summarizes our recent growth:

     - Between January 1, 1996 and December 31, 1999, estimated net proved reserves increased 345%.

     - As of December 31, 1999, we had estimated net proved reserves of 259.4 Bcfe which had a discounted present value of $296.5 million. Reserves comprising 37% of this discounted present value were classified as proved developed.

     - Net proved reserves as of December 31, 1999 divided by our production from the four quarters ended June 30, 2000, which we refer to as our "reserve life," was 15.7 years.

     - Average daily net production increased 86% from the first quarter of 1996 to the second quarter of 2000.

     - Average daily net production during the first half of 2000 was 42.8 MMcfe, of which 90% was natural gas. We operate wells representing approximately 73% of this production.

     - Our reserve replacement costs for the period January 1, 1996 to December 31, 1999 were $.80 per Mcfe.

                               BUSINESS STRATEGY

     Our goal is to increase shareholder value by increasing our reserves, production, cash flow and earnings. We seek to achieve these goals through the following strategies:

     - Focus on Gulf of Mexico exploration with a balance between shelf and deep water areas using the latest available technology.

     - Aggressively explore our existing prospect inventory.

     - Replenish our prospect inventory with increasing emphasis on prospect generation.

     - Achieve moderate increases in current production levels through continued shelf exploration.

     - Achieve significant increases in longer-term production levels through development of deep water discoveries and ongoing deep water exploration.

     - Maintain financial flexibility.

                             EXPLORATION OPERATIONS

     We explore for oil and gas in the state and federal waters of the Gulf of Mexico. Since 1996, we have drilled 16 gross (10.2 net) productive exploration wells and 15 gross (6.6 net) dry holes in the Gulf of Mexico for a gross success rate of 51.6% (60.7% net). We have also drilled six gross (3.1 net) development wells in the Gulf of Mexico, all of which were successful. We currently have two gross (.3 net) wells in progress. Our principal areas of exploration are summarized below. See "Business and Properties."

     Gulf of Mexico Shelf Area. We explore for oil and gas deposits in the shelf area of the Gulf of Mexico using the latest in 3-D seismic technology. Our weighted average working interest in productive wells in the Gulf of Mexico shelf area is 84.6% and we operated 86% of our average daily production during the first half of 2000. Since 1996, we have drilled 25 gross (15.6 net) exploration wells in this area, of which 12 gross (9.3 net) were productive. We also drilled five gross (2.9 net) development wells, all of which were successful. We currently have an inventory of 12 exploration prospects in this area, four of which we expect to drill in 2000. In addition to these prospects, in August 2000 we were the apparent high bidder on six blocks in the Gulf of Mexico shelf area. Two of these blocks have been awarded and four are subject to approval by the Minerals Management Service.

     Gulf of Mexico Deep Water Area. We also explore the deep water area of the Gulf of Mexico. These wells are expensive to drill and complete and target large reserve deposits. These wells are usually located far from production facilities and may require long lead times to construct pipelines and other facilities necessary to begin production. To reduce the risks associated with the high cost of these wells, we explore these prospects with experienced joint venture partners, including Shell Deepwater Development, BP Amoco and Murphy Exploration and Production, as operators. Since 1998, we have drilled six gross (.8 net) exploration wells in our deep water area, of which four gross (.5 net) were successful. We have also drilled one gross (.2 net) development well which was successful. We currently have in progress one gross (.1 net) exploratory well and one gross (.2 net) development well. In September 1998, we announced our first deep water discovery on our Boomslang prospect, and in February 1999, we announced a deep water discovery on our Habanero prospect. In September 1999, we announced a deep water discovery on our Medusa prospect. These discoveries represent the largest discoveries in our history and have added estimated net proved reserves of 148.6 Bcfe at December 31, 1999. In April 2000, we announced a deep water discovery on our Entrada prospect. We currently have an inventory of 23 deep water exploration prospects, five of which we expect to drill in 2000.

                              RECENT DEVELOPMENTS

GULF OF MEXICO SHELF AREA ACTIVITIES

     In November 1999, we announced a discovery on South Marsh Island Block 261, located in the Gulf of Mexico shelf area, which encountered 110 feet of net natural gas pay. A second test well encountered 100 feet of net natural gas pay before it blew out on January 2, 2000. We brought the well under control, plugged it and drilled a replacement well in the first quarter of 2000. Insurance covered the costs associated with the blowout and the replacement well. Currently, these two wells produce an average of 19.7 MMcfe per day. A fourth well, which we completed drilling in the second quarter of 2000, is scheduled to commence production in the first half of 2001. We own a 100% working interest in the block.

     In December 1999, we announced a discovery on East Cameron Block 275, located in the Gulf of Mexico shelf area. Production from the well began in April 2000 and the well is currently producing an average of 5.2 MMcfe per day. We own a 100% interest in the block.

GULF OF MEXICO DEEP WATER AREA ACTIVITIES

     In September 1999, we announced a deep water discovery on our Medusa prospect. The discovery, our third deep water discovery, added estimated net proved reserves at December 31, 1999 of 61.8 Bcfe with a discounted present value of $65.3 million. We drilled a second successful well on this prospect in the first quarter of 2000 to further delineate the extent of the pay intervals. We own a 15% working interest in the well and Murphy, the operator, owns a 60% working interest.

     In December 1999, we entered into an agreement to acquire a 20% working interest in Garden Banks Blocks 782, 785, 826 and 827 from Vastar Resources, Inc., now BP Amoco, for $3.2 million. We announced our fourth deep water discovery, Entrada, located on Garden Banks Blocks 782, 826 and 827, in April 2000. The initial exploratory well encountered over 360 feet of pay in four intervals. We are currently evaluating a delineation well that we drilled on this prospect in the third quarter of 2000. BP Amoco is the operator and owns the remaining 80% working interest. We have scheduled to drill our Cirrus prospect on Garden Banks Block 785 in the summer of 2001.

     We began drilling our Cumberland prospect, located in the deep water area on Green Canyon Block 297, in August 2000. We plan to drill the well to a depth of 16,750 feet, and we expect to reach total depth in October 2000. We own a 7.5% working interest in the prospect and, AGIP, the operator, owns a 55% working interest. Murphy owns the balance.

PROPERTY ACQUISITIONS

     In March 2000 we, along with Murphy, were the high bidder on East Cameron Block 374, which is located in the Gulf of Mexico shelf area, and Mississippi Canyon Block 493, which is located in the Gulf of Mexico deep water area. Both blocks have been awarded by the Minerals Management Service.

     In August 2000, we, on our own and participating with partners, were the apparent high bidder on eight Gulf of Mexico tracts, of which six are located in the shelf area and two are located in the deep water area. Three blocks have been awarded, and the remaining five are subject to approval by the Minerals Management Service.

                                PRINCIPAL OFFICE

     Our principal executive offices are located at 200 North Canal Street, Natchez, Mississippi 39120 and our telephone number is (601) 442-1601.

                                  THE OFFERING

Securities Offered.........  $32,000,000 principal amount of 11% senior subordinated notes due 2005. We have also granted the underwriters the right to purchase up to an additional $4,800,000 of notes to cover over-allotments.

Maturity Date..............  December 15, 2005.

Interest Payment Dates.....  March 15, June 15, September 15 and December 15.
                             The first interest payment will be on December 15, 2000, which will represent interest accrued from October 26, 2000.

Optional Redemption........  On or after March 15, 2003, we may redeem all or a portion of the notes at 100% of their principal amount plus accrued and unpaid interest.

Ranking....................  The notes:

                             - are unsecured;

                             - rank junior to our existing and future senior
                               debt, including debt we may incur under our bank credit facility and the liabilities of our subsidiaries;

                             - rank equally with our existing and future senior
                               subordinated debt; and

                             - are senior to our outstanding preferred stock.

                             Assuming we had issued the notes and applied the proceeds as intended as of June 30, 2000, we would have had $15.6 million of senior indebtedness and $108.0 million of senior subordinated indebtedness, including the notes. Also, our subsidiaries had $29.5 million of liabilities on their balance sheets at June 30, 2000, excluding guarantees of our bank debt.

Change of Control..........  If a change of control occurs, we must offer to repurchase the notes at 101% of the principal amount plus accrued and unpaid interest. For a description of the change of control provisions, see "Description of the Notes -- Certain Covenants -- Change of Control."

Restrictive Covenants......  The indenture governing the notes contains covenants that limit our ability and the ability of our subsidiaries to:

                             - incur additional indebtedness;

                             - place liens on our assets;

                             - make dividend payments on our common stock or
                               repurchase any of our capital stock;

                             - enter into transactions with our affiliates; and

                             - merge, consolidate or sell substantially all of
                               our assets.

                             We fully disclose these covenants under
                             "Description of the Notes -- Certain Covenants."

Use of Proceeds............  We will use the net proceeds we receive from the sale of the notes to purchase our outstanding 10% senior subordinated notes due 2001 in connection with a tender offer we are now making for the notes. In addition, we plan to redeem all of our 10% senior subordinated notes not tendered in the offer. We will use any additional proceeds, together with our cash flows and borrowings under our bank credit facility, to fund our remaining 2000 capital expenditure budget. Pending this use of the net proceeds, we will repay amounts under our bank credit facility, which may be reborrowed at a later date.

Trading....................  The notes have been approved for listing on the New
                             York Stock Exchange.

                             SUMMARY FINANCIAL DATA
              (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND RATIOS)

     The following is our summary financial data. For further information that will help you better understand the summary data, see "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                           SIX MONTHS ENDED
                                               JUNE 30,            YEARS ENDED DECEMBER 31,
                                          -------------------   ------------------------------
                                            2000       1999       1999       1998       1997
                                          --------   --------   --------   --------   --------
                                              (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Oil and gas sales.....................  $ 23,760   $ 16,537   $ 37,140   $ 35,624   $ 42,130
  Interest and other....................     1,074        868      1,853      2,094      1,508
                                          --------   --------   --------   --------   --------
          Total revenues................    24,834     17,405     38,993     37,718     43,638
                                          --------   --------   --------   --------   --------
Costs and expenses:
  Lease operating expenses..............     4,154      3,486      7,536      7,817      8,123
  Depreciation, depletion and
     amortization.......................     8,317      7,952     16,727     19,284     16,488
  General and administrative............     1,972      2,440      4,575      5,285      4,433
  Interest..............................     3,846      2,471      6,175      1,925      1,957
  Accelerated vesting and retirement
     benefits...........................        --         --         --      5,761         --
  Impairment of oil and gas
     properties.........................        --         --         --     43,500         --
                                          --------   --------   --------   --------   --------
          Total costs and expenses......    18,289     16,349     35,013     83,572     31,001
                                          --------   --------   --------   --------   --------
Income (loss) from operations...........     6,545      1,056      3,980    (45,854)    12,637
  Income tax expense (benefit)..........     2,226        359      1,353    (15,100)     4,200
                                          --------   --------   --------   --------   --------
Net income (loss).......................     4,319        697      2,627    (30,754)     8,437
Preferred stock dividends...............     1,105      1,386      2,497      2,779      2,795
                                          --------   --------   --------   --------   --------
Net income (loss) available to common
  shares................................  $  3,214   $   (689)  $    130   $(33,533)  $  5,642
                                          ========   ========   ========   ========   ========
Net income (loss) per common share:
  Basic.................................  $    .26   $   (.08)  $    .01   $  (4.17)  $    .91
  Diluted...............................  $    .26   $   (.08)  $    .01   $  (4.17)  $    .88
STATEMENT OF CASH FLOWS DATA:
Cash provided by operating activities...  $  8,950   $  9,322   $ 21,197   $ 29,705   $ 27,337
Cash used in investing activities.......   (55,318)   (26,366)   (51,709)   (53,592)   (81,549)
Cash provided by financing activities...    21,027     18,078     58,883     14,590     62,140
BALANCE SHEET DATA (END OF PERIOD):
Working capital (excluding current
  maturities of debt)...................  $  3,267   $  2,368   $ 20,493   $  1,142   $ 12,719
Oil and gas properties, net.............   237,142    173,567    194,365    141,905    150,494
Total assets............................   283,397    211,826    259,877    181,652    190,421
Total debt..............................   122,250    101,013    100,250     81,250     60,250
Stockholders' equity....................   127,985     82,400    124,380     84,484    113,701
OTHER FINANCIAL DATA:
Capital expenditures, net...............  $ 51,253   $ 39,453   $ 68,865   $ 54,196   $ 85,159
EBITDA..................................  $ 19,643   $ 12,154   $ 28,369   $ 27,564   $ 33,209
Cash interest paid......................  $  5,110   $  3,815   $  9,013   $  6,229   $  4,167
Ratio of EBITDA to cash interest paid...       3.5x       3.4x       3.1x       4.4x       8.0x
Ratio of earnings to fixed charges......       1.8x        --        1.1x        --        3.3x
Ratio of total debt to EBITDA...........       3.4x       4.3x       3.5x       2.9x       1.8x

                       SUMMARY OPERATING AND RESERVE DATA

     The following is our summary operating and reserve data. For further information that will help you better understand the summary data, see "Selected Financial Data."

                                                   SIX MONTHS ENDED
                                                       JUNE 30,         YEARS ENDED DECEMBER 31,
                                                   -----------------   ---------------------------
                                                    2000      1999      1999      1998      1997
                                                   -------   -------   -------   -------   -------
PRODUCTION:
Oil (MBbls)......................................     130       176        330       310       462
Gas (MMcf).......................................   7,005     6,843     14,606    14,036    13,114
          Total production (MMcfe)...............   7,788     7,898     16,589    15,894    15,887
AVERAGE SALES PRICE:
Oil (per Bbl)....................................  $26.58    $11.96    $ 12.16   $ 12.41   $ 18.63
Gas (per Mcf)....................................    2.90      2.11       2.27      2.26      2.56
          Total production (per Mcfe)............    3.05      2.09       2.24      2.24      2.65
AVERAGE COSTS (PER MCFE):
Lease operating expenses (excluding severance
  taxes).........................................  $  .47    $  .38    $   .39   $   .44   $   .42
Severance taxes..................................     .06       .06        .07       .06       .09
Depreciation, depletion and amortization.........    1.05      1.01        .99      1.19      1.02
General and administrative (net of management
  fees)..........................................     .25       .31        .28       .33       .28

                                                                       DECEMBER 31,
                                                              ------------------------------
                                                                1999       1998       1997
                                                              --------   --------   --------
ESTIMATED NET PROVED RESERVES:
Oil (MBbls).................................................    23,834      6,898      3,402
Gas (MMcf)..................................................   116,435     88,030     88,738
Gas equivalent (MMcfe)......................................   259,439    129,418    109,150
Estimated future net cash flows before income taxes
  (000s)....................................................  $528,659   $152,552   $209,260
Discounted present value (000s).............................  $296,513   $ 99,751   $136,448
OTHER RESERVE DATA:
Reserve replacement costs ($/Mcfe)..........................  $    .46   $   1.29   $   1.45
Reserve life (years)........................................      15.6        8.1        6.9

     We compute natural gas equivalents on an approximate energy equivalent basis so that one Bbl of oil equals six Mcf of gas.

                                  RISK FACTORS

     You should carefully consider all of the information we have included in this prospectus supplement, the prospectus and the documents we have incorporated by reference before purchasing our notes.

RISK FACTORS RELATING TO OUR BUSINESS

OIL AND GAS PRICES ARE VOLATILE.

     Our success is highly dependent on prices for oil and gas, which are extremely volatile. Any substantial or extended decline in the price of oil or gas would have a material adverse effect on us. Oil and gas markets are both seasonal and cyclical. The prices of oil and gas depend on factors we cannot control such as weather, economic conditions, levels of production, actions by OPEC and other countries and government actions. Prices of oil and gas will affect the following aspects of our business:

     - our revenues, cash flows and earnings;

     - our ability to attract capital to finance our operations and the cost of the capital;

     - the amount we are allowed to borrow under our bank credit facility;

     - the value of our oil and gas properties; and

     - the profit or loss we incur in exploring for and developing our reserves.

WE MAY BE UNABLE TO REPLACE RESERVES WHICH WE HAVE PRODUCED.

     Our future success depends upon our ability to find, develop and acquire oil and gas reserves that are economically recoverable. As is generally the case in the Gulf Coast region, our producing properties usually have high initial production rates, followed by a steep decline in production. As a result, we must locate and develop or acquire new oil and gas reserves to replace those being depleted by production. We must do this even during periods of low oil and gas prices when it is difficult to raise the capital necessary to finance these activities. Without successful exploration or acquisition activities, our reserves, production and revenues will decline rapidly. We cannot assure you that we will be able to find and develop or acquire additional reserves at an acceptable cost.

     Also, our return on the investment we make in our oil and gas wells and the value of our oil and gas wells will depend significantly on prices prevailing during relatively short production periods.

A SIGNIFICANT PART OF THE VALUE OF OUR PRODUCTION AND RESERVES IS CONCENTRATED IN A SMALL NUMBER OF OFFSHORE PROPERTIES, AND ANY PRODUCTION PROBLEMS OR INACCURACIES IN RESERVE ESTIMATES RELATED TO THOSE PROPERTIES WOULD ADVERSELY IMPACT OUR BUSINESS.

     For the three months ended June 30, 2000, about 63% of our daily production came from three of our properties in the Gulf of Mexico. Moreover, one property accounted for 35% of our daily production during this period. If mechanical problems, storms or other events curtailed a substantial portion of this production, our results of operations would be adversely affected. In addition, at December 31, 1999 most of our proved reserves were located on ten fields in the Gulf of Mexico, with approximately 88% of our total net proved reserves attributable to five of these discoveries. If the actual reserves associated with any one of these five discoveries are less than our estimated reserves, our results of operations and financial condition could be adversely affected.

OUR FOCUS ON EXPLORATORY PROJECTS INCREASES THE RISKS INHERENT IN OUR OIL AND GAS ACTIVITIES.

     Our business strategy focuses on replacing reserves through exploration, where the risks are greater than in acquisitions and development drilling. Although we have been successful in exploration in the past, we cannot assure you that we will continue to increase reserves through exploration or at an acceptable cost.

WE DO NOT CONTROL ALL OF OUR OPERATIONS, ESPECIALLY OUR DEEP WATER OPERATIONS.

     We do not operate all of our properties and have limited influence over the operations of some of these properties, particularly our deep water projects. Our lack of control could result in the following:

     - the operator may initiate exploration or development on a faster or slower pace than we prefer;

     - the operator may propose to drill more wells or build more facilities on a project than we have funds for or that we deem appropriate, which may mean that we are unable to participate in the project or share in the revenues generated by the project even though we paid our share of exploration costs; and

     - if an operator refuses to initiate a project, we may be unable to pursue the project.

     Any of these events could materially reduce the value of our properties.

OUR DEEP WATER OPERATIONS HAVE SPECIAL OPERATIONAL RISKS THAT MAY NEGATIVELY AFFECT THE VALUE OF THOSE ASSETS.

     Drilling operations in the deep water area are by their nature more difficult and costly than drilling operations in shallow water. They require the application of more advanced drilling technologies, involving a higher risk of technological failure and usually resulting in significantly higher drilling costs. Deep water wells are completed using subsea completion techniques that require substantial time and the use of advanced remote installation equipment. These operations involve a high risk of mechanical difficulties and equipment failures that could result in significant cost overruns.

     In the deep water area, the time required to commence production following a discovery is much longer than in shallow waters and on-shore. Our deep water discoveries and prospects will require the construction of expensive production facilities and pipelines prior to the beginning of production. We cannot estimate the costs and timing of the construction of these facilities with certainty, and the accuracy of our estimates will be affected by a number of factors beyond our control, including the following:

     - decisions made by the operators of our deep water wells;

     - the availability of materials necessary to construct the facilities;

     - proximity of our discoveries to pipelines; and

     - the price of oil and natural gas.

     Delays and cost overruns in the commencement of production will affect the value of our deep water prospects and the discounted present value of reserves attributable to those prospects.

COMPETITIVE INDUSTRY CONDITIONS MAY NEGATIVELY AFFECT OUR ABILITY TO CONDUCT OPERATIONS.

     Exploration in the Gulf of Mexico has recently received renewed interest, especially among major and large independent oil companies. The acquisition of exploration prospects, producing properties and production facilities in the Gulf of Mexico is highly competitive. Factors which affect our ability to successfully compete are:

     - our access to the capital necessary to drill wells and acquire properties;

     - our access to seismic, geological and other information, and our ability to retain the personnel necessary to properly evaluate such information;

     - the location of, and our ability to access, platforms, pipelines and other facilities used to produce and transport oil and gas production; and

     - the standards we establish for the minimum projected return on an investment of our capital.

     Our competitors include major integrated oil companies and large independent energy companies, many of which have greater financial and other resources.

OUR COMPETITORS MAY USE SUPERIOR TECHNOLOGY WHICH WE MAY BE UNABLE TO AFFORD OR WHICH WOULD REQUIRE COSTLY INVESTMENT BY US IN ORDER TO COMPETE.

     Our industry is subject to rapid and significant advancements in technology, including the introduction of new products and services using new technologies. As our competitors use or develop new technologies, we may be placed at a competitive disadvantage, and competitive pressures may force us to implement new technologies at a substantial cost. In addition, our competitors may have greater financial, technical and personnel resources that allow them to enjoy technological advantages and may in the future allow them to implement new technologies before we can. We cannot be certain that we will be able to implement technologies on a timely basis or at a cost that is acceptable to us. One or more of the technologies that we currently use or that we may implement in the future may become obsolete, and we may be adversely affected. For example, marine seismic acquisition technology has been characterized by rapid technological advancements in recent years, and further significant technological developments could substantially impair our 3-D seismic data's value.

WE MAY NOT BE ABLE TO REPLACE OUR RESERVES OR GENERATE CASH FLOWS IF WE ARE UNABLE TO RAISE CAPITAL.

     We will be required to make substantial capital expenditures to develop our existing reserves, and to discover new oil and gas reserves. Historically, we have financed these expenditures primarily with cash from operations, proceeds from bank borrowings and proceeds from the sale of debt and equity securities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- Capital Expenditures" for a discussion of our capital budget. We cannot assure you that we will be able to raise capital in the future. We also make offers to acquire oil and gas properties in the ordinary course of our business. If these offers are accepted, our capital needs may increase substantially.

     We expect to continue using our bank credit facility to borrow funds to supplement our available cash. The amount we may borrow under our bank credit facility may not exceed a borrowing base determined by the lenders based on their projections of our future production, future production costs and taxes and commodity prices. We cannot control the assumptions the lenders use to calculate our borrowing base. The lenders may, without our consent, adjust the borrowing base semiannually or in situations where we purchase or sell assets or issue debt securities. If our borrowings under the bank credit facility exceed the borrowing base, the lenders may require that we repay the excess. If this were to occur, we might have to sell assets or seek financing from other sources. We cannot assure you that we would be successful in selling assets or arranging substitute financing. For a description of our bank credit facility and its principal terms and conditions, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- Capital Sources."

INFORMATION IN THIS PROSPECTUS REGARDING OUR PROSPECTS REFLECTS OUR CURRENT INTENT AND IS SUBJECT TO CHANGE.

     We describe our current prospects and our plans to explore these prospects in this prospectus supplement, including the materials incorporated by reference. A prospect is a property on which we have identified what our geoscientists believe, based on available seismic and geological information, to be indications of hydrocarbons. Our prospects are in various stages of evaluation, ranging from a prospect which is ready to drill to a prospect which will require substantial additional seismic data processing and interpretation. Whether we ultimately drill a prospect may depend on the following factors:

     - receipt of additional seismic data or the reprocessing of existing data;

     - material changes in oil or gas prices;

     - the costs and availability of drilling rigs;

     - success or failure of wells drilled in similar formations or which would use the same production facilities;

     - availability and cost of capital;

     - changes in the estimates of the costs to drill or complete wells;

     - our ability to attract other industry partners to acquire a portion of the working interest to reduce exposure to costs and drilling risks; and

     - decisions of our joint working interest owners.

     We will continue to gather data about our prospects, and it is possible that additional information may cause us to alter our drilling schedule or determine that a prospect should not be pursued at all. You should understand that our plans regarding our prospects are subject to change.

YOU SHOULD NOT PLACE UNDUE RELIANCE ON RESERVE INFORMATION BECAUSE RESERVE INFORMATION REPRESENTS ESTIMATES.

     Estimating quantities of proved reserves is inherently imprecise and involves uncertainties and factors beyond our control. The reserve data in this prospectus supplement represent only estimates. These estimates are based upon assumptions about future production levels, future oil and gas prices and future operating costs. As a result, the quantity of proved reserves may be subject to downward or upward adjustment. In addition, estimates of the economically recoverable oil and gas reserves, classifications of such reserves, and estimates of future net cash flows, prepared by different engineers or by the same engineers at different times, may vary substantially. In particular, the assumptions regarding the timing and costs to commence production from our deep water wells used in preparing our reserves are subject to revisions over time as described under " -- Our deep water operations have special operational risks that may negatively affect the value of those assets." Information about reserves constitutes forward-looking information. See "Forward-Looking Statements" for information regarding forward-looking information.

     On December 31, 1999, approximately 63% of the discounted present value of our estimated net proved reserves were proved undeveloped.

WEATHER, UNEXPECTED SUBSURFACE CONDITIONS, AND OTHER UNFORESEEN OPERATING HAZARDS MAY ADVERSELY IMPACT OUR ABILITY TO CONDUCT BUSINESS.

     There are many operating hazards in exploring for and producing oil and gas, including:

     - our drilling operations may encounter unexpected formations or pressures which could cause damage to equipment or personal injury;

     - we may experience equipment failures which curtail or stop production;
       and

     - we could experience blowouts or other damages to the productive formations that may require a well to be re-drilled or other corrective action to be taken.

     In addition, any of the foregoing may result in environmental damages for which we will be liable. Moreover, a substantial portion of our operations are offshore and are subject to a variety of risks peculiar to the marine environment such as hurricanes and other adverse weather conditions. Offshore operations are also subject to more extensive governmental regulation.

     We cannot assure you that we will be able to maintain adequate insurance at rates we consider reasonable to cover our possible losses from operating hazards. The occurrence of a significant event not fully insured or indemnified against could materially and adversely affect our financial condition and results of operations.

WE MAY NOT HAVE PRODUCTION TO OFFSET HEDGES; BY HEDGING, WE MAY NOT BENEFIT FROM PRICE INCREASES.

     Part of our business strategy is to reduce our exposure to the volatility of oil and gas prices by hedging a portion of our production. In a typical hedge transaction, we will have the right to receive from the other parties to the hedge the excess of the fixed price specified in the hedge over a floating price based on a market index, multiplied by the quantity hedged. If the floating price exceeds the fixed price, we are required to pay the other parties this difference multiplied by the quantity hedged. We are required to pay the difference between the floating price and the fixed price when the floating price exceeds the fixed price regardless of whether we have sufficient production to cover the quantities specified in the hedge. Significant reductions in production at times when the floating price exceeds the fixed price could require us to make payments under the hedge agreements even though such payments are not offset by sales of production. Hedging will also prevent us from receiving the full advantage of increases in oil or gas prices above the fixed amount specified in the hedge. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- Financial Instruments" for a discussion of our hedging practices.

COMPLIANCE WITH ENVIRONMENTAL AND OTHER GOVERNMENT REGULATIONS COULD BE COSTLY AND COULD NEGATIVELY IMPACT PRODUCTION.

     Our operations are subject to numerous laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. These laws and regulations may:

     - require that we acquire permits before commencing drilling;

     - restrict the substances that can be released into the environment in connection with drilling and production activities;

     - limit or prohibit drilling activities on protected areas such as wetlands or wilderness areas; and

     - require remedial measures to mitigate pollution from former operations, such as plugging abandoned wells.

     Under these laws and regulations, we could be liable for personal injury and clean-up costs and other environmental and property damages, as well as administrative, civil and criminal penalties. We maintain limited insurance coverage for sudden and accidental environmental damages. We do not believe that insurance coverage for environmental damages that occur over time is available at a reasonable cost. Also, we do not believe that insurance coverage for the full potential liability that could be caused by sudden and accidental environmental damages is available at a reasonable cost. Accordingly, we may be subject to liability or we may be required to cease production from properties in the event of environmental damages.

FACTORS BEYOND OUR CONTROL AFFECT OUR ABILITY TO MARKET PRODUCTION.

     The ability to market oil and gas from our wells depends upon numerous factors beyond our control. These factors include:

     - the extent of domestic production and imports of oil and gas;

     - the proximity of the gas production to gas pipelines;

     - the availability of pipeline capacity;

     - the demand for oil and gas by utilities and other end users;

     - the availability of alternative fuel sources;

     - the effects of inclement weather;

     - state and federal regulation of oil and gas marketing; and

     - federal regulation of gas sold or transported in interstate commerce.

     Because of these factors, we may be unable to market all of the oil or gas we produce. In addition, we may be unable to obtain favorable prices for the oil and gas we produce.

RISK FACTORS RELATED TO THE OFFERING

OUR SIGNIFICANT DEBT LEVELS AND OUR DEBT COVENANTS MAY LIMIT OUR FUTURE FLEXIBILITY IN OBTAINING ADDITIONAL FINANCING AND IN PURSUING BUSINESS OPPORTUNITIES.

     Assuming we had issued the notes and applied the proceeds as described in "Use of Proceeds" as of June 30, 2000, we would have had approximately $123.6 million in long-term debt. The level of our indebtedness will have important effects on our future operations, including:

     - A portion of our cash flow will be used to pay interest and principal on our debt and will not be available for other purposes.

     - Our bank credit facility contains financial tests which we must satisfy in order to continue to borrow funds under the facility. Failure to meet these tests may be a default under our bank credit facility.

     - Covenants in the notes and in our existing senior subordinated notes require us to meet financial tests in order to borrow additional money, which may have the effect of limiting our flexibility in reacting to changes in our business and our ability to fund future operations and acquisitions.

     - Our ability to refinance existing debt or to obtain additional financing for capital expenditures and other purposes may be limited.

     - We may be more leveraged than our competitors, which may place us at a competitive disadvantage.

     - We may be unable to adjust rapidly to changing market conditions.

     These consequences could make us more vulnerable than a less leveraged competitor in the event of a downturn in our business or general economic conditions.

WE MAY NOT BE ABLE TO GENERATE SUFFICIENT CASH FLOW TO SERVICE OUR EXISTING INDEBTEDNESS.

     At June 30, 2000, after giving pro forma effect to the offering, we would have had total indebtedness of approximately $123.6 million, and cash and cash equivalents of $9.3 million. We intend to incur additional indebtedness after the offering as we execute our business strategy.

     Our ability to make scheduled payments or to refinance our indebtedness, including $36.0 million of our 10.125% senior subordinated notes due 2002 and our bank credit facility, depends on our future performance and successful implementation of our strategy, both of which are subject not only to our actions but also to general economic, financial, competitive, legislative and regulatory conditions, the prevailing market prices for oil and gas and other factors beyond our control. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

WE MAY NOT HAVE SUFFICIENT ASSETS TO PAY AMOUNTS OWED ON THE NOTES IF A DEFAULT OCCURS.

     The notes will be subordinated to our current and future senior debt. In addition, the notes will rank equally with our existing and future senior subordinated indebtedness and will be subordinated to the obligations of our subsidiaries. As of June 30, 2000, we had $22.1 million of senior debt and our subsidiaries had liabilities of $29.5 million. Upon a liquidation or in a bankruptcy or other similar proceeding, the holders of our senior debt will be entitled to be paid in full before any payment may be made to you. In addition, creditors of our subsidiaries will be paid prior to any use of our subsidiaries' assets to make payments on the notes. As a result, you may receive less, proportionately, than the holders of senior debt and our subsidiaries' creditors. We cannot make any assurances that we will have sufficient assets to pay amounts due on the notes. Our indenture for the notes permits us to incur additional debt in the future, including the entire amount that will be available for borrowing under our bank credit facility.

     If a default were to occur under our bank credit facility or other senior indebtedness, the lenders could require us to repay all borrowings outstanding under our bank credit facility or other senior indebtedness or require us to apply all of our available cash to repay these borrowings. In addition, the lenders could prevent us from making debt service payments on our senior subordinated notes, which would be a default under those notes. We cannot assure you that, if the indebtedness under the bank credit facility or the senior subordinated notes were accelerated, our assets would be sufficient to repay this indebtedness in full. We have included a more thorough discussion of the covenants in our bank credit facility and existing senior subordinated notes under "Description of Bank Credit Facility and Other Indebtedness."

WE MAY NOT BE ABLE TO REPURCHASE NOTES UPON A CHANGE OF CONTROL.

     If a change of control occurs, you will have the right to require us to repurchase all or any part of your notes as described under "Description of the Notes -- Certain Covenants -- Change of Control." Our bank credit facility prohibits the repurchase of the notes. In order to repurchase the notes, we would be required to repay our debt under our bank credit facility or obtain consents from our bank lenders. If we cannot repay the bank credit facility or obtain the consents, we would not be able to repurchase the notes. Also, we may not have sufficient funds available or be able to obtain the financing necessary to repurchase the notes.

     If a change of control occurs and we do not offer to repurchase the notes or if we do not repurchase the notes when we are required to, an event of default will occur under the indenture governing the notes, which would also be a default under our bank credit facility and other senior subordinated notes. Each of these defaults could have a material adverse effect on us and you.

THERE MAY NOT BE A LIQUID MARKET FOR RESALE OF THE NOTES.

     The notes will be new securities for which currently there is no trading market. The notes have been approved for listing on the New York Stock Exchange, but we cannot assure you that a market for the notes will develop, or that the market will have sufficient liquidity to enable resale of the notes.

                           FORWARD-LOOKING STATEMENTS

     In this prospectus supplement, we have made many forward-looking statements. We cannot assure you that the plans, intentions or expectations upon which our forward-looking statements are based will occur. Our forward-looking statements are subject to risks, uncertainties and assumptions, including those discussed elsewhere in this prospectus supplement and the documents that are incorporated by reference into this prospectus supplement. Forward-looking statements include statements regarding:

     - our oil and gas reserve quantities, and the discounted present value of these reserves;

     - the amount and nature of our capital expenditures;

     - drilling of wells;

     - timing and amount of future production and operating costs;

     - business strategies and plans of management; and

     - prospect development and property acquisitions.

     Some of the risks which could affect our future results and could cause results to differ materially from those expressed in our forward-looking statements include:

     - general economic conditions;

     - volatility of oil and natural gas prices;

     - uncertainty of estimates of oil and natural gas reserves;

     - impact of competition;

     - availability and cost of seismic, drilling and other equipment;

     - operating hazards inherent in the exploration for and production of oil and natural gas;

     - difficulties encountered during the exploration for and production of oil and natural gas;

     - difficulties encountered in delivering oil and natural gas to commercial markets;

     - changes in customer demand;

     - uncertainty of our ability to attract capital;

     - compliance with, or the effect of changes in, the extensive governmental regulations regarding the oil and natural gas business;

     - actions of operators of our oil and gas properties; and

     - climatic conditions.

     The information contained in this prospectus supplement, including the information set forth under the heading "Risk Factors," identifies additional factors that could affect our operating results and performance. We urge you to carefully consider these factors.

     When you consider our forward-looking statements, you should keep in mind these risk factors and the other cautionary statements in this prospectus supplement. Our forward-looking statements speak only as of the date made, and we have no obligation to update these forward-looking statements.

                                USE OF PROCEEDS

     We will receive approximately $30.6 million of net proceeds from this offering ($35.3 million if the underwriters' over-allotment option is exercised in full) after deducting the underwriters' discount and estimated offering expenses. The net proceeds we receive from the sale of the notes will be used to purchase our outstanding 10% senior subordinated notes due 2001 in connection with a tender offer we are now making for these notes. In addition, we intend to redeem all of our 10% senior subordinated notes not tendered in the offer. Total cost to purchase and, if necessary, redeem the notes is $24.2 million, plus accrued interest and expenses. Any additional proceeds, together with our cash flows and borrowings under our bank credit facility, will be used to fund our remaining 2000 capital expenditure budget. Pending the use of the net proceeds, we will repay amounts under our bank credit facility, which may be reborrowed at a later date. The weighted average interest rate on borrowings under our bank credit facility on September 1, 2000 was 8.75%. Our existing bank credit facility matures on October 31, 2000. Borrowings under our bank credit facility were used to fund our capital expenditure budget.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of June 30, 2000 and as adjusted, to give effect to the sale of notes and the application of the estimated net proceeds.

     For a description of the application of the net proceeds, see "Use of Proceeds." You should read this information in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes thereto included and incorporated by reference in this prospectus supplement. As of September 15, 2000, the outstanding balance under our bank credit facility was $26.1 million.

                                                                     JUNE 30, 2000
                                                              ---------------------------
                                                              HISTORICAL   AS ADJUSTED(1)
                                                              ----------   --------------
                                                              (IN THOUSANDS, EXCEPT SHARE
                                                                         DATA)
Long-term debt:
  Credit facility...........................................   $ 22,100       $ 15,620
  10% senior subordinated notes.............................     24,150             --
  10.125% senior subordinated notes.........................     36,000         36,000
  10.25% senior subordinated notes..........................     40,000         40,000
  The notes offered hereby..................................         --         32,000
Stockholders' equity:
  Preferred stock, $.01 par value, 2,500,000 shares
     authorized; 1,040,461 shares of convertible
     exchangeable preferred stock, series A issued and
     outstanding with a liquidation preference of
     $26,011,525............................................         10             10
  Common stock, $.01 par value, 20,000,000 shares
     authorized; 12,277,211 shares issued and outstanding...        123            123
  Treasury stock............................................     (1,183)        (1,183)
  Capital in excess of par value............................    149,817        149,817
  Retained earnings (deficit)...............................    (20,782)       (20,782)
                                                               --------       --------
          Total stockholders' equity........................    127,985        127,985
                                                               --------       --------
          Total capitalization..............................   $250,235       $251,605
                                                               ========       ========

---------------

(1) Assumes the underwriters' over-allotment option is not exercised.

                            SELECTED FINANCIAL DATA

     The following table shows selected financial data for the five years ended December 31, 1999 and for the six months ended June 30, 2000 and 1999. The financial data for each of the three years in the period ended December 31, 1999 has been derived from our audited consolidated financial statements for these periods which are included and incorporated by reference in this prospectus supplement. The financial data for the years ended December 31, 1996 and 1995 has been derived from our audited financial statements. The financial data for each of the six-month periods ended June 30, 2000 and 1999 has been derived from our unaudited consolidated financial statements for these periods which are also included in this prospectus supplement. You should read this data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes thereto included and incorporated by reference in this prospectus supplement. The selected financial data is not necessarily indicative of our future results.

     The following information will help you to better understand the selected and summary financial data.

     - EBITDA is net income before interest expense, income tax expense, depreciation, depletion, amortization and other non-cash charges. EBITDA is presented because it is a widely accepted financial indication of a company's ability to service and incur debt. EBITDA should not be considered as an alternative to earnings (loss) as an indicator of our operating performance or to cash flow as a measure of liquidity.

     - EBITDA, used in the total debt to EBITDA ratio and the EBITDA to cash interest paid ratio, is calculated using EBITDA for the immediately preceding four quarters, including the interim periods.

     - For purposes of computing the ratio of earnings to fixed charges, "earnings" consist of the following:

      - consolidated earnings or loss from continuing operations before income tax, excluding undistributed equity earnings of affiliated companies; plus

      - fixed charges, excluding capitalized interest.

      Fixed charges consist of the following:

      - interest expense on indebtedness and capitalized interest;

      - amortization of debt issuance costs, discounts and premiums; and

      - that portion of capital lease expense which is deemed to be representative of an interest factor.

     Earnings did not cover fixed charges by $679,000 in the first half of 1999 and $50.3 million in 1998.

     - We use the full-cost method of accounting. Under this method of accounting, our net capitalized costs to acquire, explore and develop oil and gas properties may not exceed the standardized measure of our proved reserves. If these capitalized costs exceed the standardized measure, the excess is charged to expense. As a result of the significant decline in oil and gas prices, we recorded a non-cash impairment expense related to our oil and gas properties in the amount of $43.5 million ($28.7 million after-tax) during the fourth quarter of 1998. We describe the process used to calculate the standardized measure under "Glossary of Oil and Gas Terms."

                                      SIX MONTHS ENDED
                                          JUNE 30,                       YEARS ENDED DECEMBER 31,
                                     -------------------   ----------------------------------------------------
                                       2000       1999       1999       1998       1997       1996       1995
                                     --------   --------   --------   --------   --------   --------   --------
                                         (UNAUDITED)
                                                      (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND RATIOS)
STATEMENT OF OPERATIONS DATA:
  Revenues:
    Oil and gas sales..............  $ 23,760   $ 16,537   $ 37,140   $ 35,624   $ 42,130   $ 25,764   $ 23,210
    Interest and other.............     1,074        868      1,853      2,094      1,508        946        627
                                     --------   --------   --------   --------   --------   --------   --------
         Total revenues............    24,834     17,405     38,993     37,718     43,638     26,710     23,837
                                     --------   --------   --------   --------   --------   --------   --------
  Costs and expenses:
    Lease operating expenses.......     4,154      3,486      7,536      7,817      8,123      7,562      6,732
    Depreciation, depletion and
      amortization.................     8,317      7,952     16,727     19,284     16,488      9,832     10,376
    General and administrative.....     1,972      2,440      4,575      5,285      4,433      3,495      3,880
    Interest.......................     3,846      2,471      6,175      1,925      1,957        313      1,794
    Accelerated vesting and
      retirement benefits..........        --         --         --      5,761         --         --         --
    Impairment of oil and gas
      properties...................        --         --         --     43,500         --         --         --
                                     --------   --------   --------   --------   --------   --------   --------
         Total costs and
           expenses................    18,289     16,349     35,013     83,572     31,001     21,202     22,782
                                     --------   --------   --------   --------   --------   --------   --------
  Income (loss) from operations....     6,545      1,056      3,980    (45,854)    12,637      5,508      1,055
    Income tax expense (benefit)...     2,226        359      1,353    (15,100)     4,200         50         --
                                     --------   --------   --------   --------   --------   --------   --------
  Net income (loss)................     4,319        697      2,627    (30,754)     8,437      5,458      1,055
  Preferred stock dividends........     1,105      1,386      2,497      2,779      2,795      2,795        256
                                     --------   --------   --------   --------   --------   --------   --------
  Net income (loss) available to
    common shares..................  $  3,214   $   (689)  $    130   $(33,533)  $  5,642   $  2,663   $    799
                                     ========   ========   ========   ========   ========   ========   ========
  Net income (loss) per common
    share:
    Basic..........................  $    .26   $   (.08)  $    .01   $  (4.17)  $    .91   $    .46   $    .14
    Diluted........................  $    .26   $   (.08)  $    .01   $  (4.17)  $    .88   $    .45   $    .14
  Shares used in computing net
    income (loss) per common share:
    Basic..........................    12,163      8,462      8,976      8,034      6,194      5,835      5,755
    Diluted........................    12,398      8,462      9,075      8,034      6,422      5,952      5,755
STATEMENT OF CASH FLOWS DATA:
  Cash provided by operating
    activities.....................  $  8,950   $  9,322   $ 21,197   $ 29,721   $ 27,337   $ 14,323   $  9,452
  Cash used in investing
    activities.....................   (55,318)   (26,366)   (51,709)   (53,592)   (81,549)   (36,063)   (24,237)
  Cash provided by financing
    activities.....................    21,027     18,078     58,883     14,590     62,140     25,144     11,765
BALANCE SHEET DATA (END OF PERIOD):
  Working capital (excluding
    current maturities of debt)....  $  3,267   $  2,368   $ 20,493   $  1,142   $ 12,719   $  4,878   $  4,712
  Oil and gas properties, net......   237,142    173,567    194,365    141,905    150,494     82,489     57,765
  Total assets.....................   283,397    211,826    259,877    181,652    190,421    118,520     83,867
  Total debt.......................   122,250    101,013    100,250     81,250     60,250     24,250        100
  Stockholders' equity.............   127,985     82,400    124,380     84,484    113,701     77,864     75,129
OTHER FINANCIAL DATA:
  Capital expenditures, net........  $ 51,253   $ 39,453   $ 68,865   $ 54,196   $ 85,159   $ 36,063   $ 24,237
  EBITDA...........................  $ 19,643   $ 12,154   $ 28,369   $ 27,564   $ 33,209   $ 16,138   $ 13,582
  Cash interest paid...............  $  5,110   $  3,815   $  9,013   $  6,229   $  4,167   $    251   $  1,910
  Ratio of EBITDA to cash interest
    paid...........................       3.5x       3.4x       3.1x       4.4x       8.0x      64.3x       7.1x
  Ratio of earnings to fixed
    charges........................       1.8x        --        1.1x        --        3.3x       8.8x       1.6x
  Ratio of total debt to EBITDA....       3.4x       4.3x       3.5x       2.9x       1.8x       1.5x        --

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

     Our results of operations are primarily influenced by the prices we receive for oil and gas production and the costs we incur to produce oil and gas. The following table shows information about our prices and costs as well as production volumes. Production for the six months ended June 30, 2000 includes 1,154 MMcf and production for the year ended December 31, 1999 includes 1,300 MMcf, in both cases at an average price of $2.08 per Mcf, associated with a volumetric production payment. Prices shown below include the effects of our hedging activities.

                                                 SIX MONTHS ENDED
                                                     JUNE 30,         YEARS ENDED DECEMBER 31,
                                                 -----------------   ---------------------------
                                                  2000      1999      1999      1998      1997
                                                 -------   -------   -------   -------   -------
PRODUCTION:
  Oil (MBbls)..................................     130       176        330       310       462
  Gas (MMcf)...................................   7,005     6,843     14,606    14,036    13,114
  Total production (MMcfe).....................   7,788     7,898     16,589    15,894    15,887
AVERAGE SALES PRICE:
  Oil (per Bbl)................................  $26.58    $11.96    $ 12.16   $ 12.41   $ 18.63
  Gas (per Mcf)................................    2.90      2.11       2.27      2.26      2.56
  Total production (per Mcfe)..................    3.05      2.09       2.24      2.24      2.65
AVERAGE COSTS (PER MCFE):
  Lease operating expenses (excluding severance
     taxes)....................................  $  .47    $  .38    $   .39   $   .44   $   .42
  Severance taxes..............................     .06       .06        .07       .06       .09
  Depreciation, depletion and amortization.....    1.05      1.01        .99      1.19      1.02
  General and administrative (net of management
     fees).....................................     .25       .31        .28       .33       .28

     Since 1996, we have completed several acquisitions that have significantly affected our results of operations. Through a series of four transactions, we acquired 52.5 Bcf of estimated net proved reserves in the Mobile Block 864 area for a total cost of $48.7 million. In June 1999, in exchange for a volumetric production payment valued at $14.8 million, we acquired Murphy's interest in several wells and undeveloped acreage in this area which, prior to exploration and development activities, has added an additional 15.6 Bcf of estimated net proved reserves.

     In December 1999, we purchased from Santos USA Corporation an additional 20% working interest in the Boomslang deep water discovery on Ewing Bank 994 for $7.3 million. This brought our total working interest in the well to 55%.

     In April 1998, we sold our Black Bay Complex properties, located in Louisiana state waters, for $9.4 million. We used these proceeds to repay amounts outstanding under our bank credit facility.

     Inflation has not had a material impact on our results of operations and we do not expect it to have a material impact on our results of operations in the future.

  Comparison of Results of Operations for the Six Months Ended June 30, 2000 and 1999

     Oil and gas revenues for the six months ended June 30, 2000 increased by $7.3 million, or 44%, to $23.8 million when compared to $16.5 million for the same period in 1999. For the six-month period ending June 30, 2000, natural gas production was 7.0 Bcf and natural gas revenues were $20.3 million, increasing from production of 6.8 Bcf and gas revenues of $14.4 million in the first six months of 1999. Our average sales price for natural gas in the first six months of 2000 was $2.90 per Mcf, a $.79 per Mcf increase over the same period in 1999. When compared to the same period last year, our gas production increased by 2% as a result of new production at East Cameron 275, South Marsh Island 261, High Island A-494 and Vermilion 130 which was offset by production declines in some of our older producing properties and the depletion of Main Pass 31. The production declines were expected and considered normal.

     For the six months ending June 30, 2000, oil production was 130,400 Bbls and oil revenues were $3.5 million. During the same period in 1999, oil production was 176,000 Bbls and revenues totaled $2.1 million. Our increase in oil revenues resulted from higher oil prices during the first six months of 2000 which averaged $26.58, compared with $11.96 for the same period in 1999.

     The following table summarizes oil and gas production from our major producing properties for the comparable periods.

                                                      OIL PRODUCTION (BBLS)   GAS PRODUCTION (MCF)
                                                      ---------------------   ---------------------
                                                        SIX MONTHS ENDED        SIX MONTHS ENDED
                                                            JUNE 30,                JUNE 30,
                                                      ---------------------   ---------------------
                                                        2000        1999        2000        1999
                                                      ---------   ---------   ---------   ---------
Mobile Block 864 Area...............................        --          --    2,815,000   2,553,000
Chandeleur Block 40.................................        --          --      194,000     509,000
Main Pass 163 Area..................................        --          --      606,000     727,000
North Dauphin Island................................        --          --      159,000     263,000
Eugene Island 335...................................    11,000      14,000      457,000     505,000
Vermilion 130.......................................        --          --      290,000          --
Main Pass 26........................................     9,000      35,000      190,000     578,000
Main Pass 31........................................        --      27,000           --     907,000
Main Pass 164/165...................................        --          --      112,000     332,000
High Island Block A-494.............................        --          --      449,000          --
Escambia Minerals...................................    57,000      71,000      106,000     127,000
East Cameron 275....................................    11,000          --      640,000          --
South Marsh Island 261..............................        --          --      423,000          --
Other properties....................................    42,000      29,000      565,000     342,000
                                                       -------     -------    ---------   ---------
          Total.....................................   130,000     176,000    7,005,000   6,843,000
                                                       =======     =======    =========   =========

     Lease operating expenses, including severance taxes, for the first half of 2000 increased 20% to $4.1 million from $3.5 million for the 1999 period. This increase was primarily the result of increased costs associated with new production.

     Depreciation, depletion and amortization for the first six months of 2000 was $8.3 million. For the same period in 1999, depreciation, depletion and amortization was $8.0 million. This increase was primarily a result of an increase in the depletion rate.

     General and administrative expenses during the first six months of 2000 decreased to $2.0 million compared with $2.4 million for the six-month period in 1999. The decrease was primarily associated with personnel reductions in 1999.

     Interest expense during the first half of 2000 was $3.8 million, increasing from $2.5 million for the first half of 1999, resulting from an increase in long-term debt under our bank credit facility and the sale of our $40 million 10.25% senior subordinated notes in July 1999.

     We provide for income taxes at the expected statutory rate of 34% of net income.

     Preferred stock dividends were $1.1 million for the first half of 2000 as compared to $1.4 million for the first half of 1999 due to a decrease in shares outstanding in 2000 compared to the same period in 1999.

  Comparison of Results of Operations for the Years Ended December 31, 1999 and 1998

     Our oil and gas revenues for 1999 were $37.1 million, a 4% increase from $35.6 million in 1998. Similarly, our production increased 4% from 15,900 MMcfe in 1998 to 16,600 MMcfe in 1999.

     Oil revenues increased from $3.8 million in 1998 to $4.0 million in 1999. This increase was caused by increased oil production, which increased from 310.0 MBbls in 1998 to 330.0 MBbls in 1999, even though we had a decline in average sales prices from $12.41 in 1998 to $12.16 in 1999. This production increase was primarily attributed to Main Pass 26 and Eugene Island 335, which offset the loss of production from the sale of the Black Bay Complex.

     Our gas revenues for 1999 were $33.1 million compared to 1998 revenues of $31.8 million. Gas production in 1999 increased to 14.6 Bcf from 1998 production of 14.0 Bcf. The increase in production was attributable to new production from exploration successes in 1999. Average prices increased from $2.26 per Mcf in 1998 to $2.27 in 1999.

     Our lease operating expenses, including severance taxes, decreased from $7.8 million in 1998 to $7.5 million in 1999. This decrease was attributable to reduced operating expenses.

     Depreciation, depletion and amortization decreased from $19.3 million in 1998 to $16.7 million in 1999. The decrease was primarily due to increased proved reserves in 1999.

     Our general and administrative expenses for 1999 were $4.6 million, or $.28 per Mcfe, compared to $5.3 million, or $.33 per Mcfe, in 1998. This 13% decrease was primarily the result of personnel reductions which occurred in 1999.

     Interest expense was $6.2 million for 1999 and $1.9 million for 1998. This increase is the result of an increase in debt under our bank credit facility and the sale of our $40 million 10.25% senior subordinated notes in July 1999.

     We provide for income taxes at the expected statutory rate of 34% of net income.

  Comparison of Results of Operations for the Years Ended December 31, 1998 and 1997

     Our oil and gas revenues for 1998 were $35.6 million, a 15% reduction from $42.1 million in 1997. On a Mcfe basis, our 1998 production was the same as that reported for 1997. The reduction in our revenues was primarily attributable to a 15% reduction in our average sales price per Mcfe.

     Oil revenues declined from $8.6 million to $3.8 million. This decline was caused in part by reduced oil production, which declined from 462.0 MBbls in 1997 to 310.0 MBbls in 1998 and a decline in our average sales prices from $18.63 in 1997 to $12.41 in 1998. Approximately 5% of the reduced production was attributable to the sale of the Black Bay Complex in 1998, and the remainder was attributable to normal production declines.

     Our gas revenues for 1998 were $31.8 million, a reduction of 5% from 1997 revenues of $33.5 million. Gas production in 1998 was 14.0 Bcf, an increase of 7% over 1997 production of 13.1 Bcf. The increase in production was attributable to new production from exploration successes in 1998. The increases in production were more than offset by a reduction in our average prices from $2.56 per Mcf in 1997 to $2.26 per Mcf in 1998.

     Our lease operating expenses, including severance taxes, decreased from $8.1 million in 1997 to $7.8 million in 1998. This decrease was attributable to reduced severance taxes which declined from $1.4 million in 1997 to $.9 million in 1998 because more of our production was from federal waters where we do not incur severance taxes. Other operating expenses increased from $6.7 million in 1997 to $6.9 million in 1998 as a result of a full year of costs associated with acquisitions in the fourth quarter of 1997 that were partially offset by a reduction in costs due to the sale of the Black Bay Complex.

     Depreciation, depletion and amortization increased as a higher rate was applied to a relatively constant production volume. Total charges increased from $16.5 million in 1997 to $19.3 million in 1998.

The increase in the noncash charge reflects the increase in investment in evaluated oil and gas properties during 1998.

     Our general and administrative expenses for 1998 were $5.3 million, or $.33 per Mcfe, compared to $4.4 million, or $.28 per Mcfe, in 1997. This 19% increase was primarily the result of the loss of Black Bay management fees, which previously reduced general and administrative expenses, and slightly higher corporate expenses.

     Interest expense was $1.9 million for 1998 and $2.0 million for 1997.

     In December 1998, we recorded a charge of $5.8 million attributable to the accelerated vesting of the remaining unvested performance shares previously granted under our stock option plans and of retirement benefits.

     Under the full-cost method of accounting, the net capitalized costs of proved oil and gas properties are subject to a "ceiling test," which limits such costs to the discounted present value, net of related tax effects, of proved reserves. If capitalized costs exceed this limit, the excess is charged to expense. During the fourth quarter of 1998, we recorded a noncash impairment provision related to oil and gas properties in the amount of $43.5 million ($28.7 million after-tax) primarily due to the significant decline in oil and gas prices.

     Our 1998 results included a deferred income tax benefit of $15.1 million primarily due to the $14.8 million deferred income tax benefit related to impairment of oil and gas properties recorded in 1998. We expect to realize this benefit for tax purposes in future years by utilizing our net operating loss and statutory depletion carryforwards. We have evaluated the potential realization of the deferred income tax benefit recorded above in light of our reserve quantity estimates, our long-term outlook for oil and gas prices and our expected level of other future expenses. We believe it is more likely than not, based upon this evaluation, that we will realize the recorded deferred income tax asset. However, we cannot assure you that such asset will ultimately be realized.

LIQUIDITY AND CAPITAL RESOURCES

  Capital Sources

     Our primary sources of capital are cash flows from operations, borrowings under our bank credit facility, and sales of debt and equity securities. Cash flow from operations before working capital charges for the first half of 2000 totaled $13.4 million and for the first half of 1999 totaled $9.4 million. During the first six months of 2000, borrowings under our credit facility increased by $22.0 million.

     Bank credit facility. Borrowings under our bank credit facility are secured by mortgages covering substantially all of our producing oil and gas properties. The credit facility provides for a borrowing base which is adjusted periodically on the basis of the discounted present value attributable to our proved producing oil and gas extending reserves, as determined by the bank. The credit facility currently provides for a $30 million borrowing base. At August 31, 2000, the amount available to be borrowed under our credit facility was approximately $4 million. We may borrow, pay, reborrow and repay under the credit facility until October 31, 2000, on which date we must repay in full all amounts then outstanding.

     On September 5, 2000, we executed a commitment letter with a new lender to provide a $75 million credit facility with an initial borrowing base of $50 million. The new credit facility will contain terms and conditions similar to our existing credit facility and will mature on October 31, 2001. The new credit facility is subject to the successful syndication of the lending group. We intend to pay all amounts outstanding under our existing credit facility with borrowings under the new credit facility. See "Description of Bank Credit Facility and Other Indebtedness -- Bank Credit Facility" for more information about the existing credit facility.

     Material sales of debt and equity securities. In November 1999, we sold 3,680,000 shares of our common stock to the public for total net proceeds of $41.1 million. We used all of the proceeds to finance portions of our 1999 and 2000 capital expenditure budgets. In July 1999, we issued $40.0 million of

10.25% senior subordinated notes due 2004, and in July 1997, we issued $36.0 million of 10.125% senior subordinated notes due 2002. We used the proceeds of the note offerings to repay outstanding amounts under our bank credit facility and to finance our capital budget. See "Description of Bank Credit Facility and Other Indebtedness -- Outstanding Notes" for additional information about our outstanding notes.

     On November 25, 1997, we sold 1.8 million shares of our common stock to the public for total net proceeds of $29.3 million. We used a portion of the proceeds to repay indebtedness incurred to finance the purchase of properties and the balance to fund a portion of our 1998 capital expenditures.

  Capital Expenditures

     Our capital expenditures for exploration and development costs related to oil and gas properties were approximately $51.2 million for the first six months of 2000. We spent approximately $22.5 million in the Gulf of Mexico shelf area primarily in the development of the 1999 discoveries at South Marsh Island 261 and East Cameron 275. Expenditures in the Gulf of Mexico shelf area included exploration costs of approximately $7.3 million related to three unsuccessful prospects evaluated during the first six months of 2000. The Gulf of Mexico deep water area expenditures accounted for the remainder of the total capital expended, with two unsuccessful exploration projects totaling $7.1 million and the balance for additional delineation drilling at our Medusa discovery and the drilling of a test well at the Entrada prospect in the first half of 2000. Interest and general administrative costs allocable directly to exploration and development projects were approximately $5.0 million for the first six months of 2000.

     For the remainder of the year, we will continue evaluating property acquisitions and drilling opportunities. We have budgeted up to $26 million in capital expenditures for the remainder of 2000. The major portion of the capital expenditure budget will be used to drill development and exploratory wells to increase total proved reserves and production. Our current estimates are that the budget for the remainder of 2000 can be financed with available cash, projected cash flow from operations and our credit facility.

  Financial Instruments

     We periodically use derivative financial instruments to hedge oil and gas price risks. In a typical hedge transaction, we have the right to receive from counterparties to the hedge, the excess of the fixed price specified in the hedge over a floating price based on a market index, multiplied by the quantity hedged. If the floating price exceeds the fixed price, we must pay the counterparties the difference multiplied by the quantity hedged. We must pay the difference between the floating price and the fixed price when the floating price exceeds the fixed price regardless of whether we have sufficient production to cover the quantities specified in the hedge. If there are significant reductions in our production at times when the floating price exceeds the fixed price, we could be required to make payments under the hedge agreements even though these payments are not offset by sales of production. Hedging will also prevent us from receiving the full advantage of increases in oil or gas prices above the fixed amount specified in the hedge.

     We also enter into price "collars" to reduce the risk of changes in oil and gas prices. Under a collar, no payments are due by either party so long as the market price is above a floor set in the collar and below a ceiling. If the price falls below the floor, the counter-party to the collar pays the difference to us and if the price is above the ceiling, we pay the counter-party the difference. We enter into hedge transactions to reduce the effect of volatile oil and gas prices, and do not enter into hedge transactions for speculative purposes.

     As of September 1, 2000, we had hedged approximately 250 MMcf per month through October 31, 2000, representing 17% of our estimated gas production during this period, pursuant to price collars, with an average NYMEX floor price of $2.50 per MMBtu and an average ceiling price of $2.74 per MMBtu. We had no other hedge contracts as of September 1, 2000.

  Preferred Stock

     As of October 20, 2000, we had 633,361 shares of series A preferred stock outstanding, which are convertible into our common stock at a conversion price of $11.00 per share. We may redeem the series A preferred stock for 105% of its issue price. If the price of our common stock remains substantially in excess of the series A preferred stock conversion price following this offering, we intend to redeem the series A preferred stock. We expect that holders of preferred stock will elect to convert their series A preferred stock to common stock rather than permit the redemption of their series A preferred stock.

DISCLOSURES ABOUT MARKET RISKS

     Our revenues are derived from the sale of our oil and natural gas. The prices of oil and gas are extremely volatile, and experience large fluctuations as a result of relatively small changes in supplies. For a description of the effects of the volatility of oil and gas prices on our operations, see "Risk Factors."

     From time to time we enter into arrangements to reduce the effect of changes in oil and gas prices upon our revenues as described above under "-- Liquidity and Capital Resources -- Financial Instruments."

                            BUSINESS AND PROPERTIES

     Callon has been engaged in the exploration, development, acquisition and production of oil and gas properties in the Gulf Coast region since 1950. Our properties and operations are geographically concentrated in the offshore waters of the Gulf of Mexico where we have substantial experience. Our senior management has worked together for over 20 years. In addition, we have 12 engineering and geoscience professionals with an average of 12 years of experience with us. We have historically grown our reserves and production by focusing primarily on low to moderate risk exploration and acquisition opportunities in the Gulf of Mexico shelf area. Over the last several years, we have expanded our areas of exploration to include the deep water area (900 to 5,500 feet of water) of the Gulf of Mexico. In September 1998, we announced our first deep water discovery on our Boomslang prospect. Since the Boomslang discovery, we have drilled three additional deep water discoveries on our Habanero, Medusa and Entrada prospects.

     The following table provides information about our estimated net proved reserves in these areas as of December 31, 1999.

                                                                                            PERCENT
                                             ESTIMATED NET PROVED RESERVES    DISCOUNTED     TOTAL
                                             ------------------------------    PRESENT     DISCOUNTED
                                 PRIMARY       GAS        OIL       TOTAL       VALUE       PRESENT
AREA NAME                        OPERATOR     (MMCF)    (MBBLS)    (MMCFE)      ($000)       VALUE
---------                       ----------   --------   --------   --------   ----------   ----------
GULF OF MEXICO SHELF:
  Mobile Block 864 Area.......  Callon        48,897         --     48,897     $ 55,545       18.7%
  South Marsh Island 261......  Callon        10,768         32     10,962       16,070        5.4
  East Cameron 275............  Callon         5,325         27      5,485        4,865        1.6
  Main Pass 26/SL 15827.......  Callon         3,024        123      3,761        5,775        2.0
  High Island Block A-494
     Snapper..................  PetroQuest     2,828         --      2,828        3,217        1.1
  Eugene Island Block 335.....  Murphy         1,574         48      1,862        3,212        1.1
  Other.......................  Various        3,114         69      3,527        1,282         .4
                                             -------     ------    -------     --------      -----
          Total Shelf.........                75,530        299     77,322       89,966       30.3
                                             -------     ------    -------     --------      -----
GULF OF MEXICO DEEP WATER:
  Ewing Bank Block 994
     Boomslang................  Murphy        13,015      7,230     56,395       53,507       18.1
  Mississippi Canyon 538/582
     Medusa...................  Murphy         8,764      8,835     61,774       65,302       22.0
  Garden Banks Block 341
     Habanero.................  Shell         12,547      6,393     50,902       66,993       22.6
                                             -------     ------    -------     --------      -----
          Total Deep Water....                34,326     22,458    169,071      185,802       62.7
                                             -------     ------    -------     --------      -----
ONSHORE:
  Big Escambia Creek..........  Exxon          1,703        657      5,647        7,785        2.6
  Other.......................  Various        4,876        420      7,401       12,960        4.4
                                             -------     ------    -------     --------      -----
          Total Onshore.......                 6,579      1,077     13,048       20,745        7.0
                                             -------     ------    -------     --------      -----
          Total...............               116,435     23,834    259,441     $296,513      100.0%
                                             =======     ======    =======     ========      =====

GULF OF MEXICO SHELF PROPERTIES

     We explore for oil and gas deposits in the Gulf of Mexico shelf area using the latest in 3-D seismic technology. Since 1996, we have drilled 25 gross (15.6 net) exploration wells in this area, of which 12 gross (9.3 net) were productive. We also drilled five gross (2.9 net) development wells, all of which were successful. We currently have an inventory of 12 exploration prospects in this area, four of which we expect to drill in 2000. In addition to these prospects, in August 2000 we were the apparent high bidder on six blocks in the Gulf of Mexico shelf area. Two of these blocks have been awarded and four are subject to approval by the Minerals Management Service.

     We own 278,000 gross (159,000 net) acres in 50 federal blocks and various state leases in the shelf area, and have a weighted average working interest of 84.6% in 40 producing wells which during the first half of 2000 had average net daily production of 36.9 MMcfe. Since 1996, we have acquired over 450 square miles of 3-D seismic data in this area.

     The following is a description of the current areas in which we have activities in the Gulf of Mexico shelf.

          Mobile Block 864 Area. The Mobile Block 864 area is located offshore Alabama in federal waters. During 1997, we acquired four producing properties and developed and undeveloped acreage in this area for a total of $48.7 million. In June 1999, we acquired additional interests in the area in exchange for a production payment requiring us to deliver 7.6 Bcf of gas over the next three and one quarter years. In total, we own an average 81.1% working interest in ten blocks. Production from a reservoir that underlies four of the blocks has been unitized. We now own a 66.4% working interest in the four-well unit and the unit production facilities. We also own a 100% working interest in three additional producing wells in this area. We are the operator of the Mobile Block 864 unit. Estimated net proved reserves attributable to this area at December 31, 1999, were 48.9 Bcf with a discounted present value of $55.5 million. Net average daily production during the first half of 2000 was 15.5 MMcf.

          South Marsh Island Block 261. In November 1999, we announced a discovery on this block which encountered 110 feet of net natural gas pay. We began drilling a second test well in December 1999 and encountered 100 feet of net natural gas pay in five pay sands before it blew out. We brought the well under control, plugged it and drilled a replacement well in the first quarter of 2000. Our insurance policy covered the costs associated with the blowout, the plugging of the well and the drilling of the replacement well. These two wells are currently producing approximately
     19.7 MMcfe per day. We drilled a fourth well in the second quarter of 2000 and encountered 165 net feet of pay in four pay sands. The fourth well is not scheduled to commence production until the first half of 2001. We own a 100% working interest in these wells. Estimated net proved reserves attributable to this block as of December 31, 1999 were 11.0 Bcfe with a discounted present value of $16.1 million.

          East Cameron Block 275. In December 1999, we announced a discovery which encountered net natural gas pay of 160 feet in five intervals between 5,800 feet and 10,500 feet. The well commenced production in April 2000 and is currently producing approximately 5.2 MMcfe per day. We own a 100% working interest in this well. Estimated net proved reserves attributable to this well at December 31, 1999 were 5.5 Bcfe with a discounted present value of $4.9 million.

          Main Pass Block 26/SL 15827. We negotiated a farm-in agreement in 1998 for a 97.0% working interest after identifying a prospect on Main Pass Block 26 Block based upon a seismic survey we completed in 1996. In August 1998, we drilled the SL 15827 well to a depth of 10,450 feet. This well was producing during the first half of 2000 at a net average daily rate of 1.1 MMcf and 52 Bbls of oil. Estimated net proved reserves attributable to this well as of December 31, 1999 were 3.8 Bcfe with a discounted present value of $5.8 million. We operate this well.

          High Island Block A-494 Snapper. In January 1999, we announced a discovery on our Snapper prospect, which we drilled to a total depth of 8,800 feet. We own a 50.0% working interest in this well, which is operated by PetroQuest Energy. The well began production in July 1999, and averaged 2.5 MMcf per day for the first half of 2000. Estimated net proved reserves attributable to this well at December 31, 1999 were 2.8 Bcfe with a discounted present value of $3.2 million.

          Eugene Island Block 335. In 1997, we drilled three wells on Eugene Island Block 335, which we acquired in an Outer Continental Shelf lease sale. We own a 20.0% working interest in the wells, and Murphy operates the wells. During the first half of 2000, the three wells produced at a net average daily rate of 2.9 MMcfe. Estimated net proved reserves attributable to these wells at December 31, 1999 were 1.9 Bcfe with a discounted present value of $3.2 million.

GULF OF MEXICO DEEP WATER PROPERTIES

     We allocate a portion of our capital expenditure budget to the exploration of deep water areas in the Gulf of Mexico. These wells are expensive to drill and complete and target large reserve deposits. These wells are usually located far from production facilities and may require long lead times to construct pipelines and other facilities necessary to begin producing reserves we discover. To reduce the risks associated with the high cost of these wells, we explore these prospects with experienced joint venture partners, including Shell, BP Amoco and Murphy, as operators. Since 1998, we have drilled six gross (.8 net) exploration wells in our deep water area, of which four gross (.5 net) were successful. We have also drilled one gross (.2 net) development well which was successful. We currently have in progress one gross (.1 net) exploratory well and one gross (.2 net) development well. In September 1998, we announced our first deep water discovery on our Boomslang prospect, and in February 1999, we announced a deep water discovery on our Habanero prospect. In September 1999, we announced a deep water discovery on our Medusa prospect. These discoveries represent the largest discoveries in our history and have added estimated net proved reserves of 148.6 Bcfe at December 31, 1999. In April 2000, we announced a deep water discovery on our Entrada prospect. We currently have an inventory of 23 deep water exploration prospects, five of which we expect to drill before year-end 2000.

     We own approximately 196,000 gross (34,000 net) acres in 34 blocks in the deep water areas of the Gulf of Mexico. The following is a description of the three deep water discoveries which we drilled in 1998 and 1999.

          Ewing Bank Block 994 Boomslang. In September 1998, we announced a discovery on our Boomslang prospect which we acquired in an Outer Continental Shelf lease sale. We drilled this well in 900 feet of water to a total depth of 13,200 feet. In December 1999, we acquired an additional 20% working interest, bringing our total working interest in this well to 55%. Murphy operates this well. Our estimated net proved reserves attributable to the prospect at December 31, 1999 were 56.4 Bcfe with a discounted present value of $53.5 million. We plan to drill a delineation well to extend this discovery before the end of 2001. Prior to designing production facilities for Boomslang, we plan to drill the Sidewinder prospect. See "Exploration and Development Activities -- Gulf of Mexico Deep Water Area" for a description of the Sidewinder prospect.

          Garden Banks Block 341 Habanero. In February 1999, we announced a discovery on our Habanero prospect which we acquired from Shell in exchange for interests we held on three adjacent blocks. This well was drilled in 2,000 feet of water to a total depth of 21,158 feet. We own an 11.3% working interest in the well, which Shell operates. Estimated net proved reserves attributable to this well at December 31, 1999 were 50.9 Bcfe with a discounted present value of $67.0 million. Prior to designing production facilities for Habanero, we plan to drill the Moccasin and Deep Moccasin prospects. See "Exploration and Development Activities -- Gulf of Mexico Deep Water Area" for a description of these prospects.

          Mississippi Canyon Blocks 538/582 Medusa. Medusa was our third deep water discovery and was announced in September 1999. We drilled the initial test well to a total depth of 16,241 feet and encountered over 120 feet of pay in two intervals. We performed subsequent sidetrack drilling from the well bore to determine the extent of the discovery. We drilled a second successful well in the first quarter of 2000 to further delineate the extent of the pay intervals. We own a 15% working interest,

     Murphy, the operator, owns a 60% interest and AGIP owns the remaining 25%. Estimated net proved reserves attributable to this prospect at December 31, 1999 were 61.8 Bcfe with a discounted present value of $65.3 million. We are currently designing production facilities for the Medusa discovery.

OTHER AREAS

     We own various small royalty and working interests in several onshore areas, which as of December 31, 1999 had total net proved reserves of 13.0 Bcfe with a discounted present value of $20.7 million. Over 50% of these reserves and their related discounted present value were attributable to our interest in the Big Escambia Creek gas field located in south Alabama which Exxon operates.

EXPLORATION AND DEVELOPMENT ACTIVITIES

     The following is a summary of our drilling plans through the first half of 2001. We continually review our drilling plans in light of changing circumstances. Factors that may cause us to change our drilling plans are described under "Risk Factors."

  Gulf of Mexico Shelf Area

     West Cameron Block 276. This prospect is in 85 feet of water and we have scheduled the drilling of the initial well in the fourth quarter of 2000 to 9,500 feet. We estimate that the cost to drill the well will be $1.8 million ($.4 million net to us). If the well is successful, we estimate that two additional wells will be necessary to drain the reservoir effectively. We own a 25% working interest and Santos USA, the operator, owns a 75% working interest.

     West Cameron Block 272. This prospect is in 80 feet of water and the initial well is scheduled to drill in the fourth quarter of 2000 to 9,000 feet. We estimate that the cost to drill the well will be $1.9 million ($.4 million net to us). We own a 20% working interest and Santos USA, the operator, owns an 80% working interest.

     West Delta Block 119. This prospect is in 269 feet of water and we have scheduled the drilling of the test well in the fourth quarter of 2000 to 12,000 feet. This well will offset Ocean Energy's well on the adjacent block, West Delta Block 68, which logged 193 feet of net pay. We estimate that the cost to drill the well will be $3.2 million ($2.1 million net to us). We own a 66.7% working interest and will be the operator. Ocean Energy owns the remaining 33.3% interest.

     East Cameron Block 374. We acquired this prospect, which is in 410 feet of water, in the March 2000 Outer Continental Shelf Lease Sale. The test well, which we have scheduled to drill in the fourth quarter of 2000, is adjacent to East Cameron Block 373 on which Kerr-McGee has three producing wells. We estimate that the cost to drill the well will be $2.0 million ($.5 million net to us). We own a 25% working interest and Murphy, the operator, owns the remaining 75% interest.

  Gulf of Mexico Deep Water Area

     Entrada -- Garden Banks Blocks 782/785/826/827. In December 1999, we entered into an agreement with Vastar, now BP Amoco, to pay $3.2 million for a 20% working interest in Garden Banks Blocks 782, 826, 827 and 785. Two prospects had been identified on the blocks, Entrada and Cirrus. We announced our fourth deep water discovery, Entrada, in April 2000. The initial exploratory well encountered over 360 feet of pay in four intervals. The well is located in 4,462 feet of water and we drilled it to a true vertical depth of 15,717 feet. We performed subsequent sidetrack drilling from the well bore to determine the extent of the discovery. We drilled a second well in the third quarter of 2000 and we are currently evaluating this well. BP Amoco is the operator and owns the remaining 80% working interest. The Cirrus prospect, located on Garden Banks Block 785, is not scheduled to be drilled until the summer of 2001.

     Cumberland -- Green Canyon Block 297. We began drilling the initial test well, which is in 3,225 feet of water, in August 2000. This well will be drilled to a depth of 16,750 feet and is expected to reach total depth in October 2000. We estimate the cost to drill the well will be $17.5 million ($1.9 million net to us). If the well is successful, production will be handled by the Allegheny production facility, which is located two miles from the prospect and operated by AGIP. We own a 7.5% working interest and AGIP is the operator with a 55% working interest. Murphy owns the balance.

     Stonemaker -- Mississippi Canyon Block 493. This prospect is located northwest and adjacent to the Medusa discovery (Mississippi Canyon Blocks 538/582) in 1,800 feet of water. We plan to drill the test well late in the fourth quarter of 2000 to 13,000 feet. We estimate that the cost to drill the well will be $15.0 million ($3.0 million net to us). If the well is successful, we anticipate a subsea completion with a tie back to planned production facilities for Medusa. We own a 20% working interest and the operator, Murphy, owns the remaining 80% interest.

     Sidewinder -- Ewing Banks Block 995, Green Canyon Blocks 24/25. This prospect is adjacent to the Boomslang discovery (Ewing Banks Block 994) in 1,200 feet of water. We plan to drill the test well late in the fourth quarter of 2000 or early 2001 to 16,000 feet. We estimate that drilling costs for the test well will be $20 million ($3.0 million net to us). If the well is successful, future production facilities will be shared with Boomslang. We own a 15% working interest, Samedan Oil Corporation owns a 42.5% working interest and Murphy, the operator, owns a 42.5% working interest.

     Moccasin and Deep Moccasin -- Garden Banks Blocks 253/297/298. These two prospects are in 1,825 feet of water and are located in the Auger Basin adjacent to our Habanero discovery (Garden Banks 341). We plan to drill the test well in the fourth quarter of 2000 to 22,100 feet to test both deep and shallow targets. We estimate that drilling costs will be approximately $26.0 million ($3.3 million net to us). If the well is successful, future production facilities will be shared with Habanero. We own a 12.5% working interest, Murphy owns a 37.5% working interest and Shell, the operator, owns a 50% working interest.

     South Moccasin -- Garden Banks Block 297. This prospect, in 1,800 feet of water, is located in the Auger Basin area adjacent to our Habanero discovery (Garden Banks Block 341) and the Moccasin and Deep Moccasin prospects. Pending the results of the Moccasin prospects, we have scheduled the drilling of the initial well in the first quarter of 2001 to 20,000 feet. We estimate that drilling costs will be $16.0 million ($2.0 million net to us). We own a 12.5% working interest, Murphy owns a 37.5% working interest and Shell, the operator, owns a 50% working interest.

  Outer Continental Shelf Lease Sales

     Outer Continental Shelf Lease Sale #175, March 2000. We and our partner, Murphy, were the high bidder on two Gulf of Mexico tracts, East Cameron Block 374 and Mississippi Block 493. East Cameron Block 374, in which we own a 25% working interest, is located on the shelf, and Mississippi Canyon Block 493, Stonemaker, in which we own a 20% working interest, is in the deep water area of the Gulf of Mexico. Both blocks have been awarded by the Minerals Management Service.

     Outer Continental Shelf Lease Sale #177, August 2000. We were, participating on our own and with partners, the apparent high bidder on eight Gulf of Mexico tracts. Of the eight offshore tracts, six are on the shelf and two are in the deep water area of the Gulf of Mexico. Deep water tracts on which we were the apparent high bidder include Garden Banks Block 653, bid jointly with Murphy, and Garden Banks Block 738, bid jointly with Vastar, now BP Amoco. We participated for a 10% working interest in Garden Banks Block 653 and a 20% working interest in Garden Banks Block 738. The six blocks on the shelf that were bid 100% by us include Galveston Blocks 271 and 284, Matagorda Block 710, North Padre Island Block 913, and Mustang Island Blocks 872 and 873. We have taken a partner and reduced our working interest to 50% for Galveston Blocks 271 and 284 and Matagorda Block 710. Three blocks have been awarded and the remaining five are subject to approval by the Minerals Management Service.

OIL AND GAS RESERVES

     The following table sets forth information about our estimated net proved reserves as of the dates set forth below. Huddleston & Co., Inc., our independent reserve engineers prepared these estimates.

                                                                       DECEMBER 31,
                                                              ------------------------------
                                                                1999       1998       1997
                                                              --------   --------   --------
Proved developed:
  Oil (MBbls)...............................................     1,376      2,079      2,976
  Gas (MMcf)................................................    82,109     76,895     88,010
Proved undeveloped:
  Oil (MBbls)...............................................    22,458      4,819        426
  Gas (MMcf)................................................    34,326     11,135        728
Total proved:
  Oil (MBbls)...............................................    23,834      6,898      3,402
  Gas (MMcf)................................................   116,435     88,030     88,738
Estimated future net cash flows before income taxes
  (000s)....................................................  $528,659   $152,552   $209,260
                                                              ========   ========   ========
Discounted present value (000s).............................  $296,513   $ 99,751   $136,448
                                                              ========   ========   ========

     Our independent reserve engineers prepared the estimates of the proved reserves and the future net cash flows (and present value thereof) attributable to these proved reserves. Reserves were estimated using oil and gas prices and production and development costs in effect on December 31 of 1997, 1998 and 1999, without escalation.

     There are numerous uncertainties inherent in estimating quantities of proved reserves, including many factors beyond our control or the control of the reserve engineers. Reserve engineering is a subjective process of estimating underground accumulations of oil and gas that cannot be measured in an exact manner, and the accuracy of any reserve or cash flow estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Estimates by different engineers often vary, sometimes significantly. In addition, physical factors, including the results of drilling, testing and production subsequent to the date of an estimate, as well as economic factors, such as an increase or decrease in product prices that renders production of such reserves more or less economic, may justify revision of such estimates. Accordingly, reserve estimates are different from the quantities of oil and gas that are ultimately recovered.

     We have not filed any reports with other federal agencies which contain an estimate of total proved net oil and gas reserves.

                                   MANAGEMENT

INFORMATION ABOUT OUR DIRECTORS AND EXECUTIVE OFFICERS

     The following is information about our directors and executive officers as of September 1, 2000.

                                              POSITION
NAME                                    AGE    SINCE                PRESENT POSITION
----                                    ---   --------              ----------------
John S. Callon........................  80     1994      Director; Chairman of the Board
Fred L. Callon........................  50     1994      Director; President; Chief Executive
                                                         Officer
Dennis W. Christian...................  54     1994      Director; Senior Vice President; Chief
                                                           Operating Officer
John S. Weatherly.....................  48     1994      Senior Vice President and Chief
                                                         Financial Officer
James O. Bassi........................  46     1997      Vice President; Controller
Thomas E. Schwager....................  49     1997      Vice President
Kathy G. Tilley.......................  55     1996      Vice President
Stephen F. Woodcock...................  49     1997      Vice President
Robert A. Mayfield....................  50     2000      Secretary
Rodger W. Smith.......................  51     1999      Treasurer
Leif Dons.............................  51     1999      Director
Robert A. Stanger.....................  60     1995      Director
John C. Wallace.......................  62     1994      Director
B. F. Weatherly.......................  56     1994      Director
Richard O. Wilson.....................  70     1995      Director

     The following is a brief description of the background and principal occupation of each director and executive officer:

     John S. Callon is our Chairman of the Board of Directors. Effective January 2, 1997, John S. Callon resigned as our Chief Executive Officer, a position he had held since 1980. Mr. Callon founded our company in 1950, and has held an executive office with us since that time. He has served as a director of the Mid-Continent Oil and Gas Association and as the President of the Association's Mississippi-Alabama Division. He has also served as Vice President for Mississippi of the Independent Petroleum Association of America. He is a member of the American Petroleum Institute. Mr. Callon is the uncle of Fred L. Callon.

     Fred L. Callon is our President and Chief Executive Officer. Prior to January 1997, he was our President and Chief Operating Officer, a position which he had held since 1984. Before that, he was employed by us in various positions since 1976. He graduated from Millsaps College in 1972 and received his M.B.A. degree from the Wharton School of Finance in 1974. Following graduation and before joining us, he was employed by Peat, Marwick, Mitchell & Co., certified public accountants. He is a member of the American Institute of Certified Public Accountants and the Mississippi Society of Certified Public Accountants. He is the nephew of John S. Callon.

     Dennis W. Christian is our Senior Vice President and Chief Operating Officer. Prior to January 1997, he was our Senior Vice President of Operations and Acquisitions and had held that or similar positions with us since 1981. Prior to joining us, he was resident manager in Stavanger, Norway for Texas Eastern Transmission Corporation. Mr. Christian received his B.S. degree in petroleum engineering in 1969 from Louisiana Polytechnic Institute. His previous experience includes five years with Chevron U.S.A. Inc.

     John S. Weatherly is our Senior Vice President and Chief Financial Officer. Prior to April 1999, he also held the position of Treasurer. Prior to April 1996, he was our Vice President, Chief Financial Officer and Treasurer and had held those positions since 1983. Prior to joining us in 1980, he was employed by Arthur Andersen LLP as audit manager in the Jackson, Mississippi office. He received his B.B.A. degree in accounting in 1973 and his M.B.A. degree in 1974 from the University of Mississippi. He is a member of the American Institute of Certified Public Accountants and the Mississippi Society of Certified Public Accountants. John S. Weatherly and B. F. Weatherly are brothers.

     James O. Bassi is our Vice President and Controller. Prior to being appointed to that position in November 1997, he was our Corporate Controller from June 1997 and prior thereto was our manager of the accounting department of Callon and Callon Petroleum Operating. Mr. Bassi has been employed by us for over ten years. Prior to his employment with us, he was employed by Arthur Andersen LLP. He received his B.S. degree in accounting in 1976 from Mississippi State University. He is a member of the American Institute of Certified Public Accountants and the Mississippi Society of Certified Public Accountants.

     Thomas E. Schwager is our Vice President of Engineering and Operations. Prior to being appointed to that position in November 1997, he had held engineering positions with us since 1981. Prior to joining us, Mr. Schwager held various engineering positions with Exxon Company USA in Louisiana and Texas. He received his B.S. degree in petroleum engineering from Louisiana State University in 1972. He is a registered professional engineer in the state of Louisiana and is a member of the Society of Petroleum Engineers.

     Kathy G. Tilley is our Vice President of Acquisitions and New Ventures, a position she has held since April 1996. She was first employed by us in December 1989 as manager of acquisitions and prior thereto, held that or similar positions as a consultant to us since 1981. Ms. Tilley received her B.A. degree in economics from Louisiana State University in 1967.

     Stephen F. Woodcock is our Vice President of Exploration. He was appointed to that position in November 1997. He has been employed by us since 1995, serving as manager of geology and geophysics. Before that, he was manager of geophysics for CNG Producing Company and division geophysicist for Amoco Production Company. Mr. Woodcock received his Masters degree in geophysics from Oregon State University in 1975.

     Robert A. Mayfield is our Secretary. Prior to being appointed to that position in February 2000, he served as the manager of tax services and Securities and Exchange Commission reporting since 1981. Prior to joining us, Mr. Mayfield was employed by McCormick Oil and Gas Company in Houston, Texas. He received his B.S. degree in accounting from Louisiana Tech University and is a member of the American Society of Corporate Secretaries.

     Rodger W. Smith is our Treasurer. Prior to being appointed to that position in April 1999, he was our manager of budget and analysis. Before that, Mr. Smith was manager of exploration and production accounting and has been employed by us since 1983. Prior to his employment with us, he was employed by International Paper Company as a plant controller. He received his B.S. degree in accounting from the University of Southern Mississippi in 1973.

     Leif Dons has since 1997 been Senior Vice President, Business Development of Fred. Olsen Energy ASA, a publicly held Norwegian company engaged in the offshore energy service industry. From 1992 until 1997, Mr. Dons was employed by Kvaerner ASA in various positions, including the fields of international operations and the commercialization of new technology, and as resident country manager responsible for Israel and Palestine. From 1983 until 1991, he served as the managing director of Norwegian Oil Consortium A/S & Co., an oil company with producing properties in Norway. He negotiated the sale of that company in 1991. From 1973 until 1983, Mr. Dons held various positions as an analyst, staff engineer and economist at the Pulp and Paper Research Institute, Norway and Saga Petroleum ASA. Mr. Dons received a Master of Science degree in engineering from the Norwegian Institute of Technology in 1973.

     Robert A. Stanger has been the managing general partner since 1978 of Robert A. Stanger & Company, Inc., a Shrewsbury, New Jersey-based firm engaged in publishing financial material and providing investment banking services to the real estate and oil and gas industries. He is a director of Citizens Utilities, Stamford, Connecticut, a provider of telecommunications, electric, natural gas, and water services and Electric Lightwaves, Inc., Seattle, Washington, a regional fiber optic telephone company.

Previously, Mr. Stanger was Vice President of Merrill Lynch & Co. He received his B.A. degree in economics from Princeton University in 1961. Mr. Stanger is a member of the New York Society of Security Analysts. Robert A. Stanger & Company, Inc. is a member of the National Association of Securities Dealers.

     John C. Wallace is a Chartered Accountant having qualified with Coopers and Lybrand in Canada in 1963, after which he joined Baring Brothers & Co., Limited in London, England. For over fifteen years he has served as Chairman of Fred. Olsen Ltd., a London-based corporation which he joined in 1968, and which specializes in the business of shipping and property development. He is a director of Fred. Olsen Energy ASA, a publicly held Norwegian service company engaged in the offshore energy service industry; Harland & Wolff PLC, Belfast, a shipbuilding yard for the offshore oil and gas industry; and Ganger Rolf ASA and Bonheur ASA, Oslo, both publicly-traded shipping companies. He is also an executive officer of NOCO Management, Ltd., a general partner of NOCO Enterprises, L.P. and of other companies associated with Fred. Olsen Interests.

     B. F. Weatherly is a principal of Amerimark Capital Group, Houston, Texas, an investment banking firm and a general partner of CapSource Fund, L. P., Jackson Mississippi, an investment fund. He is an executive officer of NOCO Management Ltd., the general partner of NOCO Enterprises, L.P. Prior to September 1996, he was Executive Vice President, Chief Financial Officer and a director of Belmont Constructors, Inc., a Houston, Texas-based industrial contractor formerly associated with Fred. Olsen Interests. He holds a Master of Accountancy degree from University of Mississippi. He has previously been associated with Arthur Andersen LLP, and has served as a Senior Vice President of Weatherford International, Inc. B. F. Weatherly and John S. Weatherly are brothers.

     Richard O. Wilson is an Offshore Consultant. In his 42 years of working in offshore drilling and construction, he spent two years with Zapata Offshore and 21 years with Brown & Root, Inc. working in various managerial capacities in the Gulf of Mexico, Venezuela, Trinidad, Brazil, the Netherlands, the United Kingdom and Mexico. He was a director and senior group vice president of Brown & Root, Inc. and senior vice president of Halliburton, Inc. For the last 18 years he has been associated with the Fred. Olsen Interests where he served as Chairman of OGC International PLC, Dolphin A/S and Dolphin Drilling Ltd., and Belmont Constructors, Inc. Since the sale of OGC International PLC to Halliburton, Inc. in 1997, he has been a consultant to Brown & Root, Inc. on oil and gas projects in Brazil, Bolivia, Mexico and Ecuador. Mr. Wilson has been a director of Transcoastal Marine Services, Inc. since September 1999. He holds a B.S. degree in civil engineering from Rice University. Mr. Wilson is a Fellow in the American Society of Civil Engineers and a member of the Institute of Petroleum, London, England.

     All of our officers and directors are United States citizens, except Mr. Wallace, who is a citizen of Canada, and Mr. Dons, who is a citizen of Norway.

             BENEFICIAL OWNERSHIP OF OUR COMMON AND PREFERRED STOCK

     The following table shows the ownership of our common stock and series A preferred stock by the following:

     - our five most highly compensated executive officers;

     - all of our directors;

     - all of our executive officers and directors as a group; and

     - anyone who is known by us to beneficially own 5% or more of our outstanding common stock or preferred stock;

     Based on SEC rules, shares of common stock which an individual or group has the right to acquire within 60 days pursuant to the exercise of options or warrants are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group. These shares are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person show on this table.

     Unless otherwise indicated, each person named in the following table has the sole power to vote and dispose of the shares listed next to their name. Information in the tables and accompanying text has been obtained from filings made with the SEC or, in the case of our directors and executive officers, has been provided by such individuals. Unless otherwise indicated, the information provided below is based on information available to us as of September 1, 2000.

                                                         COMMON STOCK           PREFERRED STOCK
                                                    ----------------------   ----------------------
NAME AND ADDRESS                                    NUMBER OF                NUMBER OF
OF BENEFICIAL OWNERS                                 SHARES     PERCENTAGE    SHARES     PERCENTAGE
--------------------                                ---------   ----------   ---------   ----------
EXECUTIVE OFFICERS:
  John S. Callon..................................    297,958      2.39%          --        --
  Fred L. Callon..................................    708,888      5.63%          --        --
  Dennis W. Christian.............................    245,600      1.95%          --        --
  John S. Weatherly...............................    224,241      1.78%          --        --
  Kathy G. Tilley.................................    159,478      1.28%          --        --
  Stephen F. Woodcock.............................     74,276      *              --        --
NON-EMPLOYEE DIRECTORS:
  Leif Dons.......................................     10,000      *              --        --
  Robert A. Stanger...............................     55,856      *              --        --
  John C. Wallace.................................  2,019,779     16.26%          --        --
  B.F. Weatherly..................................    162,664      1.31%          --        --
  Richard O. Wilson...............................     84,737      *           1,000       *
ALL DIRECTORS AND EXECUTIVE OFFICERS AS A GROUP
  (15 PERSONS)....................................  4,146,878     30.20%       1,000       *
CERTAIN BENEFICIAL OWNERS:
  Ganger Rolf ASA.................................  1,839,386     14.87%          --        --
     Fred. Olsengate 2
     0152 Oslo, Norway
  Bonheur ASA.....................................  1,839,386     14.87%          --        --
     Fred. Olsengate 2
     0152 Oslo, Norway
  State Street Research & Management Company......    827,400      6.69%          --        --
     One Financial Center, 30th Floor
     Boston, Massachusetts 02111-2690
  UBS AG..........................................    644,512      5.21%          --        --
     Bahnhofstrasse 45
     8021, Zurich, Switzerland
  New South Capital Management, Inc. .............    748,425      6.05%          --        --
     1000 Ridgeway Loop Rd., Suite 233
     Memphis, Tennessee 38120
  Scudder Kemper Investments, Inc. ...............    751,500      6.08%          --        --
     345 Park Avenue
     New York, New York 10154
  Fleet Boston Corporation........................    647,082      5.23%          --        --
     One Federal Street
     Boston, Massachusetts 02110
  AXA Financial, Inc. ............................    809,497      6.54%          --        --
     1290 Avenue of the Americas
     New York, New York 10104

---------------

*  Under 1%.

     John S. Callon. The shares beneficially owned by John S. Callon include a 1% general partner interest in 105,000 shares held in a family limited partnership; 10,000 shares held jointly with his wife; 90,000 shares subject to options under our 1994 Stock Incentive Plan; and 5,000 shares subject to options under our 1996 Stock Incentive Plan. The shares beneficially owned by John S. Callon do not include 53,501 shares owned by John S. Callon's wife over which he disclaims beneficial ownership.

     Fred L. Callon. The shares beneficially owned by Fred L. Callon include 184,378 shares held as custodian for certain minor Callon family members; 71,110 shares held as trustee of shares held by the Callon Petroleum Company Employee Savings and Protection Plan; 80,000 shares subject to options under our 1994 Stock Incentive Plan and 141,663 shares subject to options under our 1996 Stock Incentive Plan. The shares beneficially owned by Fred L. Callon do not include 24,939 shares owned by Fred L. Callon's wife over which he disclaims beneficial ownership. Mr. Callon's address is 200 North Canal Street, P.O. Box 1287, Natchez, Mississippi 39120.

     Dennis W. Christian. The shares beneficially owned by Dennis W. Christian include 60,000 shares subject to options under our 1994 Stock Incentive Plan and 153,915 shares subject to options under our 1996 Stock Incentive Plan.

     John S. Weatherly. The shares beneficially owned by John S. Weatherly include 217 shares held as custodian for his minor children; 60,000 shares subject to options under our 1994 Stock Incentive Plan and 136,081 shares subject to options under our 1996 Stock Incentive Plan.

     Kathy G. Tilley. The shares beneficially owned by Kathy G. Tilley include 30,000 shares subject to options under our 1994 Stock Incentive Plan and 107,498 shares subject to options under our 1996 Stock Incentive Plan.

     Stephen F. Woodcock. The shares beneficially owned by Stephen F. Woodcock include 67,665 shares subject to options under our 1996 Stock Incentive Plan.

     Leif Dons. The shares beneficially owned by Leif Dons include 10,000 shares subject to options under our 1994 Stock Incentive Plan.

     Robert A. Stanger. The shares beneficially owned by Robert A. Stanger include 25,000 shares subject to options under our 1994 Stock Incentive Plan and 30,000 shares subject to options under our 1996 Stock Incentive Plan.

     John C. Wallace. The shares beneficially owned by John C. Wallace include 107,297 shares owned by NOCO Enterprises, L.P.; 14,971 shares owned by Fred. Olsen Ltd.; 1,839,386 shares owned by Ganger Rolf ASA and Bonheur ASA; 25,000 shares subject to options under our 1994 Stock Incentive Plan and 30,000 shares subject to options under our 1996 Stock Incentive Plan. See "Ganger Rolf ASA and Bonheur ASA" below. Mr. Wallace's address is 65 Vincent Square, London, SW1P 2RX, England.

     B.F. Weatherly. The shares beneficially owned by B.F. Weatherly include 107,297 shares owned by NOCO Enterprises, LP; 25,000 shares subject to options under our 1994 Stock Incentive Plan and 30,000 shares subject to options under our 1996 Stock Incentive Plan. See "Ganger Rolf ASA and Bonheur ASA" below.

     Richard O. Wilson. The shares beneficially owned by Richard O. Wilson include 27,464 shares held in a family limited partnership; 2,273 shares issuable upon conversion of 1,000 shares of series A preferred stock held in the family partnership; 25,000 shares subject to options under our 1994 Stock Incentive Plan and 30,000 shares subject to options under our 1996 Stock Incentive Plan.

     All Directors and Executive Officers. The shares beneficially owned by all of our directors and executive officers as a group include 481,000 shares subject to options under our 1994 Stock Incentive Plan exercisable within 60 days; and 878,719 shares subject to options under our 1996 Stock Incentive Plan exercisable within 60 days.

     Ganger Rolf ASA and Bonheur ASA. The following information and the information in the foregoing table is based upon a Schedule 13D/A, filed with the SEC on September 12, 2000, by Ganger Rolf ASA,

Bonheur ASA, AS Quatro and AS Quatroto. On August 28, 2000, Ganger Rolf and Bonheur, jointly purchased from F.O. Energy an aggregate of 1,839,386 shares of our common stock. Ganger Rolf and Bonheur are currently registered as the joint record owner of all of the 1,839,386 shares of common stock formerly owned by F.O. Energy. F.O. Energy no longer owns any of our common stock. Ganger Rolf is the owner of 28.81% of the outstanding common stock of F.O. Energy. Bonheur is the owner of 28.81% of the outstanding capital stock of Ganger Rolf. Quatro is the owner of 21.3% of the outstanding capital stock of Bonheur, and Quatroto is the owner of 20.8% of the outstanding capital stock of Bonheur. Quatro and Quatroto disclaim beneficial ownership of the shares of our common stock owned by Ganger Rolf and Bonheur. John C. Wallace, one of our directors, is a director of Ganger Rolf and Bonheur, as well as other companies associated with Ganger Rolf and Bonheur, and as a result, may be deemed to share the power to vote and dispose of, and therefore be a beneficial owner of the shares of common stock of Ganger Rolf and Bonheur. The principal business address and principal executive officer of Ganger Rolf and Bonheur are located at Fred. Olsengate 2, 0152 Oslo, Norway.

     State Street Research & Management Company. The following information and the information in the foregoing table is based upon a Schedule 13G, filed with the SEC on February 8, 1999 by State Street Research & Management Company. State Street Research & Management Company has sole voting power with respect to 700,400 shares of common stock and sole dispositive power with respect to all of the shares it beneficially owns.

     UBS AG. The following information and the information in the foregoing table is based on a Schedule 13G, filed with the SEC on February 10, 1999, by UBS AG and Brinson Partners, Inc. Both UBS AG and Brinson Partners, Inc. possess shared voting and dispositive power with respect to the shares beneficially owned by them.

     New South Capital Management, Inc. The information in the foregoing table is based upon a Schedule 13G, filed with the SEC on February 14, 2000, by New South Capital Management, Inc.

     Scudder Kemper Investments, Inc. The following information and the information in the foregoing table is based upon a Schedule 13G, filed with the SEC on January 28, 2000, by Scudder Kemper Investments, Inc. Scudder Kemper Investments, Inc. has sole voting power with respect to 447,100 shares of common stock and shared voting power with sole dispositive power with respect to 14,900 shares of common stock.

     Fleet Boston Corporation. The following information and the information in the foregoing table is based upon a Schedule 13G, filed with the SEC on February 14, 2000, by Fleet Boston Corporation. Fleet Boston Corporation has sole voting power with respect to 545,082 shares of common stock and sole dispositive power with respect to all of these shares.

     AXA Financial, Inc. The following information and the information in the foregoing table is based upon a Schedule 13G, filed with the SEC on February 14, 2000, by AXA Financial, Inc. AXA Financial, Inc. has sole voting power with respect to 600,697 shares of common stock, shared voting power with respect to 162,900 shares of common stock and sole dispositive power with respect to all of these shares.

                            DESCRIPTION OF THE NOTES

     We will issue 11% Senior Subordinated Notes due 2005 under an indenture, dated October 26, 2000 between us and American Stock Transfer & Trust Company, as trustee, which we have supplemented. The following description of the particular terms of the notes offered hereby supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions set forth in the accompanying prospectus. The description is a summary of selected provisions of the indenture, as supplemented, and the notes. We have not restated the indenture in its entirety. The form of the indenture, as supplemented, will be filed with the Securities and Exchange Commission as part of a current report on form 8-K. You should read the indenture because the indenture, and not this description, will control your rights as a holder of the notes. You can find the definitions of some terms used in this description under the subheading "Certain Definitions." Unless otherwise specifically noted in the following discussion, references to "Callon," "we" or "us" means Callon Petroleum Company without its Subsidiaries. References to the indenture mean the indenture, as supplemented. Capitalized terms used in the summary have the meanings specified in the indenture.

     The notes represent our direct unsecured obligations and rank equally with all our existing senior subordinated notes. The notes are subordinated to our Senior Indebtedness as discussed under the subheading "Subordination" and are structurally subordinated to all liabilities of our Subsidiaries. Assuming we had issued the notes and applied the proceeds as intended as of June 30, 2000, we would have had $15.6 million of Senior Indebtedness. As of June 30, 2000, our Subsidiaries had liabilities on their balance sheets of $29.5 million, excluding guarantees of Senior Indebtedness. The indenture will permit us to incur additional Senior Indebtedness subject only to limitations described under the subheading "Certain Covenants -- Incurrence of Indebtedness." Our Credit Facility constitutes Senior Indebtedness. All indebtedness under our Credit Facility is secured by substantially all of our and our Subsidiaries' producing oil and gas properties.

     As of the date of the indenture, all of our Subsidiaries will be "Restricted Subsidiaries." However, under the circumstances described in the definition of "Unrestricted Subsidiaries," located under the subheading "Certain Definitions," we will be permitted to designate certain of our Subsidiaries as "Unrestricted Subsidiaries." Unrestricted Subsidiaries will not be subject to many of the restrictive covenants in the indenture.

PRINCIPAL, INTEREST, AND MATURITY OF THE NOTES

     We will issue notes with a maximum aggregate principal amount of $36.8 million. The notes will mature on December 15, 2005, unless we elect to redeem them earlier.

     Interest on the notes will accrue at the rate of 11% per annum, and we will pay interest quarterly on the 15th day of March, June, September and December, commencing on December 15, 2000. We will make each interest payment to the holders of record of the notes on the 1st day of March, June, September and December immediately preceding the interest payment. Interest on the notes will accrue from the date of original issuance and, thereafter, from the date we most recently paid interest.

REGISTRATION, TRANSFER, AND PAYMENT OF INTEREST AND PRINCIPAL

  Book-Entry Notes

     We will issue the notes in the form of a global note that will be deposited with The Depository Trust Company, New York, New York ("DTC"). This means that we will not issue certificates to holders. One global note will be issued to DTC which will keep an electronic record of its participants whose clients have purchased the notes. The participant will then keep a record of its clients who purchased the notes. Unless a global note is exchanged in whole or in part for a certificated note, a global note may not be transferred; except that DTC, its nominees, and their successors may transfer a global note as a whole to one another.

     DTC and its participants will show beneficial interests in and make transfers of beneficial interests in global notes only through their records. We, the trustee and the paying agent will not maintain, review or supervise these records. The laws of some states require that some persons take physical delivery in definitive form of securities which they own. If these laws apply, they may limit the ability to transfer beneficial interests in the global note.

     DTC will hold the notes through its nominee, Cede & Co. We will wire principal and interest payments either directly to Cede & Co. or to the trustee or other paying agent for payment to Cede & Co. We, the trustee and the paying agent will treat Cede & Co. as the owner of the global notes for all purposes and will have no direct responsibility if Cede & Co. fails to distribute those payments to owners of beneficial interest in the global notes.

     It is DTC's current practice, upon receipt of any payment of principal or interest, to credit participants' accounts on the payment date according to their holdings of beneficial interests in the global notes as shown on DTC's records. In addition, it is DTC's current practice to assign any consenting or voting rights to participants whose accounts are credited with notes on a record date by using an omnibus proxy. Customary practices between participants and owners of beneficial interests will govern payments by participants to owners of beneficial interests in the global notes and voting by participants, as is the case with notes held for the account of customers registered in "street name." However, those payments will be the responsibility of the participants and not of DTC, the trustee, the paying agent or us.

     We will issue certificated notes in exchange for a global note with the same terms in authorized denominations only if:

     - DTC notifies us that it is unwilling or unable to continue as depositary and we have not appointed a successor depositary within 90 days; or

     - DTC requests an exchange and an event of default has occurred and is continuing.

  Certificated Notes

     If we issue certificated notes, they will be registered in the name of the holder of the note. The notes may be transferred or exchanged, pursuant to administrative procedures in the indenture, without the payment of any service charge, other than any tax or other governmental charge, by contacting the trustee.

     Principal of, interest and any premium on certificated notes will be paid at designated places. Payment may be made by check mailed or by wire transfer to the persons in whose names the notes are registered on the days specified in the indenture.

  About DTC

     DTC has provided us the following information:

     DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking law, a member of the United States Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants deposit with DTC. DTC also records the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for participants' accounts. This eliminates the need to exchange certificates. Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

     DTC's book-entry system is also used by other organizations such as securities brokers and dealers, banks and trust companies that work through a participant. The rules that apply to DTC and its participants are on file with the SEC.

     DTC is owned by a number of its participants and by the New York Stock Exchange, Inc., The American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc.

SUBORDINATION

     The payment of principal, premium, if any, and interest on the notes will be subordinated to the prior payment in full of all of our Senior Indebtedness.

     The holders of Senior Indebtedness will be able to receive payment in full of all amounts due in respect of Senior Indebtedness, before the holders of notes will be able to receive any payment with respect to the notes, other than payments in the form of Permitted Junior Securities, and payments made pursuant to the terms described under the subheading "Consolidation, Merger and Sale of Assets," if there is a distribution to our creditors:

     - in our liquidation or dissolution;

     - in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to us, our creditors or our property;

     - in an assignment for the benefit of our creditors; or

     - in any marshalling of our assets and liabilities.

     We also may not make any payment in respect of the notes, other than payments of Permitted Junior Securities, if:

     - a Payment Event of Default on Specified Senior Indebtedness occurs and is continuing beyond any applicable grace period; or

     - any other default occurs and is continuing on Specified Senior Indebtedness that permits holders of the Specified Senior Indebtedness to accelerate its maturity, and we receive or the trustee receives a notice of this default, which we refer to as a "Payment Blockage Notice," from the holders of any Specified Senior Indebtedness.

     We will resume making payments on the notes and any missed payments:

     - in the case of a Payment Event of Default, upon the date that we cure or obtain the waiver of this default; and

     - in case of a Non-payment Event of Default, the earlier of the date that we cure or obtain the waiver of the Non-payment Event of Default or 179 days after the date on which we receive or the trustee receives the applicable Payment Blockage Notice, or the date on which the holders that initiated the Payment Blockage Notice terminate the payment blockage period, unless the maturity of any Specified Senior Indebtedness has been accelerated.

     No new Payment Blockage Notice may be delivered unless and until 360 consecutive days have elapsed since the effectiveness of the immediately prior Payment Blockage Notice. No Non-payment Event of Default that existed or was continuing on the date of delivery of any Payment Blockage Notice to us or the trustee can be made the basis for a subsequent Payment Blockage Notice.

     Any payments that we fail to make on the notes when due or within an applicable grace period will constitute an Event of Default under the indenture that entitles holders of the notes to accelerate the maturity of the notes.

     If the trustee or any holder of a note receives any payment or property prohibited by the subordination provisions of the indenture, the payment and property must be paid over to us or the person making payments to our creditors.

     As a result of the subordination provisions described above, in the event of our bankruptcy, liquidation or reorganization, holders of the notes may recover less ratably than our creditors that are holders of Senior Indebtedness. See "Risk Factors."

     The subordination provisions described above will not apply to the notes upon a legal or covenant defeasance described under the subheading "Legal Defeasance and Covenant Defeasance."

CERTAIN COVENANTS

  Restricted Payments

     We will not, and will not permit any of our Restricted Subsidiaries to, directly or indirectly (we refer to the payments in the following three clauses as "Restricted Payments"):

     - declare or pay any dividend on our or any of our Restricted Subsidiaries' capital stock (other than dividends or distributions payable to us or any wholly owned Restricted Subsidiary or payable solely in shares of our or our Restricted Subsidiaries' capital stock);

     - purchase, redeem or retire any of our or our non-wholly owned Restricted Subsidiaries' capital stock or any warrants, rights or options to purchase or acquire any shares of such capital stock; or

     - make any other payment or distribution in respect of our capital stock.

if, at the time of and after giving effect to the applicable Restricted Payment:

     - an Event of Default would have occurred; or

     - the Restricted Payment, together with the aggregate amount of all other Restricted Payments (excluding Permitted Restricted Payments) made by us and our Restricted Subsidiaries after the date of the indenture, would exceed the sum of:

         (1) 50% of our Consolidated Net Income subsequent to June 30, 2000, with 100% reduction for a loss; plus

         (2) the cumulative net proceeds received by us from the issuance and sale after the date of the indenture of our capital stock, including in these net proceeds the face amount of any indebtedness that has been converted into our common stock after the date of the indenture.

     So long as no Event of Default has occurred and is continuing, the preceding provisions will not prohibit:

     - Restricted Payments in an aggregate amount not to exceed $10 million;

     - the payment of regular periodic dividends on shares of our series A preferred stock or any other series of our preferred stock; and

     - the repurchase, redemption, other acquisition or retirement of any shares of any class of our or any of our Restricted Subsidiaries' capital stock in exchange for, or out of the aggregate net cash proceeds of a substantially concurrent issuance and sale, other than to a Restricted Subsidiary, of shares of our common stock.

     We refer to all these payments and other actions set forth in the three clauses above collectively as "Permitted Restricted Payments." Permitted Restricted Payments will not reduce the amount that would otherwise be available for Restricted Payments, except in the case of dividends declared or paid on shares of our preferred stock, other than the series A preferred stock, which dividends will reduce the amount available under clauses (1) and (2) above. The amount of any Restricted Payments payable in property will be the fair market value of such property as determined by our board of directors.

  Incurrence of Indebtedness

     We will not, and will not permit any of our Restricted Subsidiaries to, create, incur, assume, guarantee or become liable (collectively, "incur"), with respect to any Indebtedness, including Acquired Indebtedness but excluding Permitted Indebtedness, if, immediately after we incur this debt (including giving effect to the retirement of any existing Indebtedness from the proceeds of such additional Indebtedness):

     - the ratio of:

         (1) the aggregate amount of our and our Restricted Subsidiaries' outstanding Indebtedness as of the end of our immediately preceding fiscal quarter, determined on a consolidated basis under GAAP, to

         (2) Consolidated EBITDA for our immediately preceding four fiscal quarters, would exceed 10.0 to 1.0; or

     - the ratio of:

         (1) Consolidated EBITDA for our immediately preceding four fiscal quarters, to

         (2) Consolidated Interest Expense for our immediately preceding four fiscal quarters, would be less than 1.1 to 1.0.

     We will also not permit any Restricted Subsidiary to incur any Indebtedness, except to us or another Restricted Subsidiary, that is expressly subordinate in right of payment to any other Indebtedness of that Restricted Subsidiary.

  Liens

     We will not, and will not permit any of our Restricted Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien of any kind on any asset now owned or hereafter acquired to secure any Pari Passu Indebtedness or Subordinated Indebtedness, unless,

     - the Lien is a Permitted Lien; or

     - prior to, or at the same time that we incur a Lien, we directly secure the notes equally and ratably, provided that:

         (1) if the secured indebtedness is Pari Passu Indebtedness, the Lien securing such Pari Passu Indebtedness is subordinate to, or pari passu with, the Lien securing the notes; and

         (2) if the secured indebtedness is Subordinate Indebtedness, the Lien securing the Subordinated Indebtedness is subordinate to the Lien securing the notes at least to the same extent as the Subordinated Indebtedness is subordinated to the notes.

     This covenant does not apply to any Lien securing Acquired Indebtedness, provided that the Lien extends only to the properties or assets that were subject to the Lien prior to the acquisition by us or our Restricted Subsidiary and we did not create, incur or assume any Lien in contemplation of the acquisition transaction.

  Ranking of Future Indebtedness

     We will not incur or permit to remain outstanding any Indebtedness, including Acquired Indebtedness and Permitted Indebtedness, which is expressly subordinate to any Senior Indebtedness, other than Subordinated Indebtedness or Pari Passu Indebtedness. The incurrence of any unsecured Senior Indebtedness is not, because of its unsecured status, deemed to be subordinate in right of payment to any secured Senior Indebtedness.

  Dividend and Other Payment Restrictions Affecting Subsidiaries

     We will not, and will not permit any of our Restricted Subsidiaries to, directly or indirectly, create or cause any encumbrance or restriction on the ability of any Restricted Subsidiary to:

     - pay dividends in cash or make any other distribution on its capital stock to us or any other Restricted Subsidiary;

     - pay any indebtedness owed to us or any other Restricted Subsidiary;

     - make loans, advances or capital contributions to us or any other Restricted Subsidiary; or

     - transfer any of its properties to us or another Restricted Subsidiary.

     However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

     - an agreement governing Acquired Indebtedness of any acquired Person that becomes a Restricted Subsidiary, provided, that any restriction or encumbrance under the agreement existed at the time of acquisition, was not put in place in anticipation of the acquisition, and is not applicable to any Person other than the Person or property of the Person so acquired;

     - customary provisions of any of our or our Restricted Subsidiaries' leases or licenses relating to the property covered that we or a Restricted Subsidiary entered into in the ordinary course of business;

     - applicable law;

     - the indenture, the Credit Facility or other indebtedness or other agreements existing on the date of original issuance of the notes;

     - an agreement entered into for the sale or disposition of the stock, business or properties of a Restricted Subsidiary;

     - purchase money obligations, but only to the extent the purchase money obligations restrict or prohibit the transfer of the property so acquired;

     - customary non-assignment provisions in installment purchase contracts;

     - the requirements of a lender or purchaser of any indebtedness of a Restricted Subsidiary in connection with a financing of the acquisition of property, including the purchase of asset portfolios and the underwriting or origination of mortgage loans, by a Restricted Subsidiary to the extent this restriction applies to the transfer to us or any other Restricted Subsidiary of the property acquired after the date of the indenture;

     - an agreement that extends, refinances, renews or replaces any agreement described in the foregoing clauses; and

     - Liens containing customary limitations on the transfer of collateral which are not prohibited as described in the "Liens" covenant and do not restrict the ability of a Restricted Subsidiary to transfer any of its property or assets to us or another Restricted Subsidiary.

  Transactions with Affiliates

     We will not, and will not permit any of our Restricted Subsidiaries to, enter into any transaction or series of related transactions involving payments in excess of $50,000, with any of our Affiliates, other than us or a Restricted Subsidiary, unless our board of directors:

     - determines that the transaction is on terms that are no less favorable to us or the Restricted Subsidiary than would be available at such time in a comparable transaction in arm's length dealings with an unrelated Person; and

     - the board of directors adopts a resolution evidencing such determination.

     The preceding paragraph will not apply to:

     - Restricted Payments that are permitted by the provisions of the indenture described in the "Restricted Payments" covenant;

     - fees and compensation paid to, and indemnity provided on behalf of, our and our Restricted Subsidiaries' officers, directors, employees or consultants; or

     - payments for goods and services purchased in the ordinary course of business on an arm's length basis.

  Change of Control

     Upon the occurrence of a Change of Control, we are obligated to make an offer to purchase all of the outstanding notes for a purchase price equal to 101% of the principal amount of the notes plus accrued and unpaid interest, if any, on the notes to the date we purchase the notes. We are required to purchase all notes tendered and not withdrawn.

     In order to effect the Change of Control offer, we must mail to each holder of the notes a notice of the Change of Control offer no later than 30 days after the Change of Control occurs. We must consummate the offer on a business day not less than 30 days nor more than 60 days after the mailing of the notice of the Change of Control. We are required to keep the offer open for at least 20 business days. The notice governs the terms of the offer and states the procedures that holders of notes must follow to accept the offer.

     We will not be required to make a Change of Control offer upon a Change of Control if a third party makes a Change of Control offer that meets the requirements of the indenture, and purchases all notes validly tendered and not withdrawn under the Change of Control offer.

     The definition of Change of Control includes a phrase relating to the sale, lease, transfer, conveyance or other disposition of "all or substantially all" of our and our Restricted Subsidiaries' assets taken as a whole. Although there is a limited body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require us to repurchase their notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of our and our Restricted Subsidiaries' assets taken as a whole may be uncertain.

     We will comply with Rule 14e-1 under the Exchange Act and any other securities laws and regulations, to the extent these laws or regulations are applicable, in connection with the repurchase of the notes as a result of a Change of Control.

REPORTS

     As long as we are a reporting company under the Exchange Act, we will furnish holders of the notes with our annual reports containing audited consolidated financial statements and our interim reports containing our quarterly unaudited consolidated summary financial data. If we cease to be a reporting company, we will furnish holders of the notes with our audited consolidated financial statements and our quarterly unaudited consolidated summary financial statements.

EVENTS OF DEFAULT AND REMEDIES

     Each of the following is an Event of Default:

     - failure to pay any interest on the notes when due for 30 days, whether or not prohibited by the subordination provisions of the indenture;

     - failure to pay the principal of, or premium, if any, on, the notes when due as provided in the indenture, whether or not prohibited by the subordination provisions of the indenture;

     - failure to comply with the covenants described under "-- Certain Covenants -- Change of Control."

     - failure to perform, or a breach of, any other covenant set forth in the indenture for 30 days after receipt of written notice from the trustee or holders of at lest 25% in aggregate principal amount of the outstanding notes specifying the default and requiring that we remedy such default;

     - failure to pay at Stated Maturity of our or any Restricted Subsidiaries' Indebtedness having an outstanding principal amount due at Stated Maturity greater than $2.5 million for a period of 30 days beyond any applicable grace period;

     - an event of default as defined in any mortgage, indenture or instrument of ours or a Restricted Subsidiary that has resulted in acceleration of Indebtedness which, together with the principal amount of any other Indebtedness so accelerated, exceeds $2.5 million at any time, and we do not cure or obtain the waiver of the default and the acceleration is not rescinded or annulled within 30 days from the occurrence of the acceleration;

     - certain events of insolvency, receivership or reorganization of us or any Material Subsidiary; and

     - failure by us or any Material Subsidiary to satisfy a final judgment for the payment of money in excess of $2.5 million for a period of 30 days without a stay of execution.

     If an Event of Default arising from certain events of insolvency, receivership or reorganization occurs and is continuing, all outstanding notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing,

     - the trustee or the holders of at least 25% in aggregate principal amount of the then outstanding notes may declare all the notes to be due and payable immediately; and

     - the trustee, upon the request of the holders of not less than 25% in aggregate principal amount of the then outstanding notes, shall declare all of the notes to be due and payable.

     After a declaration of acceleration under the indenture, but before the trustee obtains a judgment for payment of the money due, the holders of a majority in aggregate principal amount of the outstanding notes may rescind the declaration by written notice to us and the trustee, if:

     - we have paid or deposited with the trustee a sum sufficient to pay:

         (1) all sums paid or advanced by the trustee under the indenture and the reasonable compensation, expenses, disbursements and advances of the trustee, its agents and counsel;

         (2) all overdue interest on the notes;

         (3) the principal of any notes which have become due otherwise than by the declaration of acceleration and interest at the rate borne by the notes; and

         (4) to the extent that payment of interest is lawful, interest upon overdue interest and principal at the rate borne by the notes (without duplication);

     - the rescission would not conflict with any judgment of a court of competent jurisdiction; and

     - we have cured or obtained the waiver of all Events of Default, other than the nonpayment of principal of (or premium, if any, on) or interest on the notes that has become due solely by the declaration of acceleration.

     A holder of a note may institute proceedings for the enforcement of the payment of the principal, premium, if any, and interest on the note on or after the respective due dates expressed in the note. No holder of any note will have any right to institute any other proceedings with respect to the indenture, unless:

     - the holder has notified the trustee of a continuing Event of Default;

     - the holders of at least 25% in aggregate principal amount of the outstanding notes have made written request and offered reasonable indemnity to the trustee to institute these proceedings as trustee under the indenture;

     - the trustee has not received directions inconsistent with this written request by holders of a majority in aggregate principal amount of the outstanding notes; and

     - the trustee has failed to institute these proceedings within 60 days of receipt of the notice.

     If a default or Event of Default occurs and is continuing and is known to the trustee, the trustee will mail to each holder of notes notice of the default or Event of Default within 90 days after the occurrence of the default or Event of Default. The trustee may withhold from holders of the notes notice of any continuing Event of Default, except an Event of Default relating to the payment of principal, premium, if any, or interest, if it determines in good faith that withholding notice is in their interest.

     The holders of a majority in aggregate principal amount of the notes then outstanding may on behalf of the holders of all of the notes waive any existing Event of Default and its consequences, except a continuing Event of Default in the payment of principal of, or premium, if any, on, or interest on the notes or of a provision of the indenture that cannot be modified or amended without the consent of the holder of each note affected as described below under the subheading "Modification of Indenture; Waiver of Covenants."

     We must deliver to the Trustee annual and quarterly statements regarding compliance with the indenture. Upon becoming aware of any default or Event of Default, we must deliver to the trustee a statement specifying such default or Event of Default.

REDEMPTION AT OPTION OF THE COMPANY

     We may redeem the notes, in whole or part, at 100% of their principal amount plus accrued interest, on or after March 15, 2003 by giving not less than 30 nor more than 60 days' notice to the holders. If we elect to redeem less than all of the notes, the trustee will select which notes, or portions of notes not to be less than $1,000, to redeem. On the redemption date, interest will cease to accrue on the notes or portions of notes called for redemption.

MODIFICATION OF INDENTURE; WAIVER OF COVENANTS

     We generally may amend the indenture with the written consent of a majority in principal amount of the outstanding notes. The holders of a majority in principal amount of the outstanding notes may also waive our compliance with some covenants. We must, however, obtain the consent of each holder of notes affected by an amendment or waiver which does any of the following:

     - changes the maturity date of the principal of, or the due date of any installment of interest on, any note;

     - reduces the principal of, or the rate of interest on, any note;

     - changes the place of payment or the currency in which any portion of the principal of (or premium, if any, on), or interest on, any note is payable;

     - impairs the right to institute suit for enforcement of any such payment;

     - reduces the percentage of holders of the outstanding notes necessary to modify the indenture;

     - modifies the foregoing requirements or reduces the percentage of outstanding notes necessary to waive any past default or some covenants; or

     - reduces the relative ranking of the notes.

CONSOLIDATION, MERGER AND SALE OF ASSETS

     The indenture generally permits a consolidation, merger, or sale of all or substantially all of our assets to another entity, subject to our obligation to offer to repurchase the notes in the case of a transaction that is a Change of Control as long as it does not cause a default or an Event of Default. If this happens, the remaining or acquiring entity:

     - if other than us, must be formed in a U.S. jurisdiction and must assume our obligations under the indenture; and

     - we must be able to incur $1.00 of Indebtedness in compliance with the incurrence of indebtedness covenant in the indenture immediately after the merger.

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

  Legal Defeasance

     As long as we take steps to ensure that you will receive all of your payments under the notes and are able to transfer the notes, we can elect to legally release ourselves from any obligations on the notes, which we call "legal defeasance," other than:

     - the rights of holders of outstanding notes to receive payment in respect of the principal of, and premium, if any, and interest on, the notes when these payments are due;

     - our obligation to replace any temporary notes, register the transfer or exchange of any notes, replace mutilated, destroyed, lost or stolen notes and maintain an office or agency for payments in respect of the notes;

     - the rights, powers, trusts, duties and immunities of the trustee; and

     - the legal defeasance provisions of the indenture.

To accomplish legal defeasance, the following must occur:

     - We must irrevocably deposit in trust for the benefit of all holders of notes money and/or U.S. government or U.S. government agency notes or bonds that will generate enough cash to make interest, principal and any other payments on the notes on their various due dates.

     - There must be a change in current U.S. federal tax law or an IRS ruling that lets us make that deposit without causing you to be taxed on the notes any differently than if we did not make the deposit and just repaid the notes ourselves. Under current U.S. federal tax law, the deposit and our legal release from the securities would be treated as though we took back your notes and gave you your share of the cash and notes or bonds deposited in trust. In that event, you could recognize gain or loss on the notes you give back to us.

     - We must deliver to the trustee a legal opinion confirming the tax law change described above and that all of the conditions to legal defeasance in the indenture have been fulfilled.

     We will not be able to achieve legal defeasance if there is a continuing Event of Default under the indenture or if doing so would violate any other material agreements to which we are a party. If we ever did accomplish legal defeasance, as described above, you would have to rely solely on the trust deposit for repayment on the notes. You could not look to us for repayment in the unlikely event of any shortfall.

  Covenant Defeasance

     Under current U.S. federal tax law, we can make the same type of deposit described above and be released from some covenants relating to the notes. The release from these covenants is called "covenant defeasance." In that event, you would lose the protection of these covenants but would gain the protection of having money and securities set aside in trust to repay the notes. In order to achieve covenant defeasance, we must do the following:

     - deposit in trust for the benefit of all holders of the notes money and/or U.S. government or U.S. government agency notes or bonds that will generate enough cash to make interest, principal and any other payments on the notes on their various due dates.

     - deliver to the trustee a legal opinion confirming that under current U.S. federal tax law we may make that deposit without causing you to be taxed on the notes any differently than if we did not make the deposit and just repaid the notes ourselves. The opinion must also state that all of the conditions to covenant defeasance in the indenture have been fulfilled.

     We will not be able to achieve covenant defeasance if there is a continuing Event of Default under the indenture or if doing so would violate any other material agreements to which we are a party. The indenture describes the covenants that we may fail to comply with without causing an Event of Default if we accomplish covenant defeasance.

     If we elect to make a deposit resulting in covenant defeasance, the amount of money and/or U.S. government obligations deposited in trust should be sufficient to pay amounts due on the notes at the time of their maturity. However, if the maturity of the notes is accelerated due to the occurrence of an Event of Default, the amount in trust may not be sufficient to pay all amounts due on the notes. We will remain liable for the shortfall as described in the indenture.

SATISFACTION AND DISCHARGE OF THE INDENTURE

     We will have no further obligations under the indenture as to all outstanding notes, other than surviving rights of registration of transfers of the notes, when:

     - all notes have been delivered to the trustee for cancellation; or all notes have become due and payable or, within one year, will become due and payable or be redeemed and we have deposited with the trustee funds sufficient to pay interest, principal and any other payments on all outstanding notes on their various due dates;

     - we have paid all other sums then due and payable under the indenture by us; and

     - we have delivered to the trustee an officers' certificate and legal opinion, which, taken together, state that we have complied with all conditions precedent under the indenture relating to the satisfaction and discharge of the indenture.

GOVERNING LAW

     Legal interpretations of the indenture and notes will be made using the laws of the State of New York.

CONCERNING THE TRUSTEE

     American Stock Transfer & Trust Company will act as trustee under the indenture. The indenture provides for indemnification of the trustee by us under some circumstances.

     The indenture limits the rights of the trustee to obtain payments of claims in some cases if it becomes our creditor. While the trustee is permitted to engage in other transactions, if the trustee acquires any conflicting interests governed by the Trust Indenture Act of 1939, the trustee must either eliminate this conflict or resign.

     The trustee is the transfer agent and registrar for our common stock and series A preferred stock. Also, the trustee is the trustee under our 2001 Indenture, 2002 Indenture and 2004 Indenture.

CERTAIN DEFINITIONS

     Set forth below are some of the defined terms used in the indenture. You should read the indenture for a full disclosure of these terms, as well as any other capitalized terms used for this description of notes for which we do not provide a definition.

     "Acquired Indebtedness" means Indebtedness of a Person existing at the time that Person becomes a Restricted Subsidiary or assumed in connection with the acquisition by us or a Restricted Subsidiary of assets from that Person, and not incurred in connection with, or in anticipation of, that Person becoming a Restricted Subsidiary or such acquisition. Acquired Indebtedness will be deemed to be incurred on the date of the related acquisition of assets from any Person or the date the acquired Person becomes a Restricted Subsidiary.

     "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with the specified Person. For the purposes of this definition, "control," when used with respect to any specified Person, means the power to direct the management and policies of the Person, directly or, indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

     "Average Life" means, with respect to any Indebtedness, as at any date of determination the quotient obtained by dividing:

     - the sum of the products of:

         (1) the number of years (and any parts thereof from the date of determination to the date or dates of each successive scheduled principal payment (including, without limitation, any sinking fund or mandatory redemption payment requirements) of such Indebtedness multiplied by;

         (2) the amount of each such principal payment; by

     - the sum of all such principal payments.

     "Capitalized Lease Obligation" means, as to any Person, the obligations of that Person to pay rent or other amounts under the lease of (or other agreement conveying the right to use) real or personal property which obligations are required to be classified and accounted for as capital lease obligations on a balance sheet of that Person under GAAP and, for purposes of the indenture, the amount of those obligations at any date shall be the capital amount thereof at such date, determined in accordance with GAAP.

     "Change of Control" means the occurrence of any of the following:

     - the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of our and our Restricted Subsidiaries' assets taken as a whole to any "person" (as that term is used in Section 13(d)(3) of the Securities Exchange Act of 1934);

     - the adoption of a plan relating to our liquidation or dissolution;

     - the consummation of any transaction, including, without limitation, any purchase, sale, acquisition, disposition, merger or consolidation, the result of which is that any "person," as defined above, becomes the "beneficial owner" (as that term is described in Rule 13d-3 and Rule 13d-5 under the Securities Exchange Act of 1934), directly or indirectly, of more than 50% of the aggregate voting power of all classes of our Voting Stock, provided that the sale of our Voting Stock, preferred stock, or rights to acquire our Voting Stock or preferred stock to an underwriter in connection with a firm commitment underwriting will not constitute a Change of Control; or

     - the first day on which a majority of the members of our board of directors are not Continuing Directors.

     "Consolidated EBITDA" means, for any period, determined in accordance with GAAP on a consolidated basis for us and our Restricted Subsidiaries, the sum of Consolidated Net Income, plus depreciation, depletion, amortization and other non-cash charges, income tax expense, and Consolidated Interest Expense, for that period, each as deducted in determining Consolidated Net Income.

     "Consolidated Interest Expense" means, for any period, the interest expense for that period, which is required to be shown as such on both our and our Restricted Subsidiaries' financial statements, on a consolidated basis, prepared in accordance with GAAP.

     "Consolidated Net Income" means, for any period, the amount of our and our Restricted Subsidiaries' consolidated net income (loss) for that period, determined in accordance with GAAP; provided, however, that there shall be included in Consolidated Net Income any net extraordinary gains or losses for that period (less all fees and expenses related thereto); and, provided, further, that there shall not be included in Consolidated Net Income:

     - any net income (loss) of a Restricted Subsidiary for any portion of that period during which it was not a Consolidated Subsidiary;

     - any net income (loss) of businesses, properties or assets acquired or disposed of (by way of merger, consolidation, purchase, sale or otherwise) by us or any Restricted Subsidiary for any portion of that period prior to the acquisition thereof or subsequent to the disposition thereof; or

     - any net income for that period resulting from transfers of assets received by us or any Restricted Subsidiary from an Unrestricted Subsidiary.

     "Consolidated Subsidiary" means a Restricted Subsidiary the financial statements of which are consolidated with our financial statements.

     "Continuing Directors" means, as of any date of determination, any member of our board of directors who:

     - was a member of our board of directors on the date of the indenture; or

     - was nominated for election or elected to our board of directors with the approval of a majority of the Continuing Directors who were members of our board at the time of their nomination or election.

     "Credit Facility" means the Amended and Restated Credit Agreement, dated as of October 31, 1996, among us, Callon Petroleum Operating Company, Callon Offshore Production, Inc., the several banks and other financial institutions from time to time parties thereto (the "Banks"), and The Chase Manhattan Bank, as agent for the Banks, as the same may be amended, modified, supplemented, extended, restated, replaced, renewed or refinanced from time to time.

     "Event of Default" has the meaning specified under "Events of Default and Remedies."

     "GAAP" means United States generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles board of the American Institute of Certified Public Accountants and statements' and pronouncements of the Financial Accounting Standards Board in effect on the date of the indenture.

     "Indebtedness" means any of the following of our or any Restricted Subsidiary's obligations:

     - any obligation, contingent or otherwise, for borrowed money or for the deferred purchase price of property, assets, securities or services, including, without limitation, any interest accruing subsequent to an Event of Default;

     - all obligations (including the notes) evidenced by bonds, notes, debentures or other similar instruments;

     - all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), if and to the extent any of the foregoing indebtedness would appear as a liability upon a balance sheet prepared in accordance with GAAP;

     - all Capitalized Lease Obligations;

     - all liabilities actually due and payable under bankers acceptances and letters of credit;

     - all indebtedness of the type referred to in the preceding five clauses secured by (or for which the holder of such indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien upon or security interest in our or any Restricted Subsidiary's property (including, without limitation, accounts and contract rights), even though neither we nor any Restricted Subsidiary has assumed or become liable for the payment of such indebtedness; and

     - any guarantee or endorsement (other than for collection or deposit in the ordinary course of business) or discount with recourse of, or other agreement, contingent or otherwise, to purchase, repurchase, or otherwise acquire, to supply, or advance funds or become liable with respect to, any indebtedness or any obligation of the type referred to in any of the preceding six clauses, regardless of whether such obligation would appear on a balance sheet.

     Provided, however, that Indebtedness shall not include:

     - Production Payments;

     - any liability for gas balancing incurred in the ordinary course of business;

     - our or a Restricted Subsidiary's trade accounts payable or other obligations in the ordinary course of business in connection with the obtaining of goods or services; and

     - any liability under any and all:

         (1) employment or consulting agreements or employee benefit plans or arrangements; and

         (2) futures contracts, forward contracts, swap, cap or collar contracts, option contracts, or other similar derivative agreements.

     "Lien" means any mortgage, charge, pledge, lien (statutory or other), security interest, hypothecation, assignment for security, claim, or preference or priority or other encumbrance or similar agreement or preferential arrangement of any kind or nature whatsoever (including, without limitation, any agreement to give or grant a Lien or any lease, conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing) upon or with respect to any property of any kind. A Person shall be deemed to own subject to a Lien any property which that Person has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement.

     "Material Subsidiary" means any Restricted Subsidiary whose assets or revenues comprise at least five percent of our and our Restricted Subsidiaries' assets or revenues on a consolidated basis as of the end of, or for, our most recently completed fiscal quarter, as determined from time to time.

     "Non-payment Event of Default" means any event, other than a Payment Event of Default, the occurrence of which, with or without notice or the passage of time, entitles one or more Persons to accelerate the maturity of any Specified Senior Indebtedness.

     "Pari Passu Indebtedness" means any of our Indebtedness that is pari passu in right of payment to the notes.

     "Payment Event of Default" means any default in the payment or required prepayment of principal of, or premium, if any, on, or interest on any Specified Senior Indebtedness when due, whether at final maturity, upon scheduled installment; upon acceleration or otherwise.

     "Permitted Indebtedness" means any of the following:

     - Indebtedness outstanding on the date of the indenture, and not repaid or defeased with the proceeds of the offering of the notes;

     - Our Indebtedness to a Restricted Subsidiary and Indebtedness of a Restricted Subsidiary to us or a Restricted Subsidiary; provided, however, that upon any event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any subsequent transfer of any such Indebtedness (except to us or a Restricted Subsidiary), such Indebtedness shall be deemed, in each case, to be incurred and shall be treated as an incurrence for purposes of the "Incurrence of Indebtedness" covenant at the time the Restricted Subsidiary in question ceased to be a Restricted Subsidiary;

     - any guarantee of Senior Indebtedness incurred in compliance with the "Incurrence of Indebtedness" covenant, by us or a Restricted Subsidiary; and

     - any renewals, substitutions, refinancings or replacements (each, for purposes of this clause, a "refinancing") by us or a Restricted Subsidiary of any Indebtedness outstanding on the date of the indenture (and not repaid or defeased with the proceeds of the offering of the notes), including any successive refinancings by us or such Restricted Subsidiary, so long as:

         (1) any such new Indebtedness shall be in a principal amount that does not exceed the principal amount (or, if such Indebtedness being refinanced provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration thereof, such lesser amount as of the date of determination) so refinanced plus the amount of any premium required to be paid in connection with such refinancing pursuant to the terms of the Indebtedness refinanced or the amount of any premium reasonably determined by us or such Restricted Subsidiary as necessary to accomplish such refinancing, plus the amount of our or such Restricted Subsidiary's expenses incurred in connection with such refinancing; and

         (2) in the case of any refinancing of our Indebtedness that is not Senior Indebtedness, such new Indebtedness is either pari passu with the notes or subordinated to the notes at least to the same extent as the Indebtedness being refinanced; and

         (3) such new Indebtedness has an Average Life equal to or longer than the Average Life of the Indebtedness being refinanced and a final Stated Maturity equal to or later than the final Stated Maturity of the Indebtedness being refinanced.

     "Permitted Junior Securities" means any of our or any successor obligor's equity securities or subordinated debt securities with respect to the Senior Indebtedness provided for by a plan of reorganization or readjustment that, in the case of any such subordinated debt securities, are subordinated in right of payment to all Senior Indebtedness that may at the time be outstanding to substantially the same degree as, or to a greater extent than, the notes are so subordinated as provided in the indenture.

     "Permitted Liens" means any of the following types of Liens:

     - Liens existing as of the date the notes are first issued (except to the extent such Liens secure any Pari Passu Indebtedness or Subordinated Indebtedness that is repaid or defeased with proceeds of the offering of the notes), and any renewal, extension or refinancing of any such Lien provided that thereafter such Lien extends only to the properties that were subject to such Lien prior to the renewal, extension or refinancing thereof;

     - Liens securing the notes; and

     - Liens in favor of us.

     "Person" means any individual, corporation, partnership, joint venture, association, joint stock company, limited liability company, trust, unincorporated organization or government or any agency or political subdivision thereof.

     "Production Payments" means the grant or transfer to any Person of a royalty, overriding royalty, net profits interest, production payment (whether volumetric or dollar denominated), master limited partnership interest or other interest in oil and gas properties, which reserves the right to receive all or a portion of the production or the proceeds from the sale of production attributable to such properties where the holder of such interest has recourse solely to such production or proceeds of production, subject to the obligation of the grantor or transferor to operate and maintain, or cause the subject interests to be operated and maintained, in a reasonably prudent manner or other customary standard and/or subject to the obligation of the grantor or transferor to indemnify for environmental matters.

     "Restricted Subsidiary" means any Subsidiary, whether existing on or after the date of the indenture, unless that Subsidiary is an Unrestricted Subsidiary or is designated as an Unrestricted Subsidiary pursuant to the terms of the indenture;

     "Senior Indebtedness" means the principal amount of, and interest on and all other amounts due on or in connection with:

     - any of our Indebtedness, whether now outstanding or hereafter created, incurred, assumed or guaranteed, unless in the instrument creating or evidencing such Indebtedness or pursuant to which such Indebtedness is outstanding it is provided that such indebtedness is subordinate in right of payment or in rights upon liquidation to any other of our Indebtedness; and

     - all renewals, extensions and refundings of any such indebtedness.

     "Specified Senior Indebtedness" means:

     - all of our Senior Indebtedness in respect of the Credit Facility and any renewals, amendments, extensions, supplements, modifications, deferrals, refinancings, or replacements (each, for purposes of this definition, a "refinancing") thereof by us, including any successive refinancings thereof by us; and

     - any other Senior Indebtedness and any refinancings thereof by us having a principal amount of at least $5 million as of the date of determination and provided that the agreements, indentures or other instruments evidencing such Senior Indebtedness or pursuant to which such Senior Indebtedness was issued specifically designates such Senior Indebtedness as "Specified Senior Indebtedness" for purposes of the indenture.

     For purposes of this definition, a refinancing of any Specified Senior Indebtedness shall be treated as Specified Senior Indebtedness only if the Senior Indebtedness issued in such refinancing ranks or would rank pari passu with the specified Senior Indebtedness refinanced and only if the Senior Indebtedness issued in such refinancing is permitted by the covenant described under "Certain Covenants -- Incurrence of Indebtedness."

     "Stated Maturity" with respect to any note or any installment of principal thereof or interest thereon means the date established by the indenture as the fixed date on which the principal of such note or such installment of principal or interest is due and payable, and, when used with respect to any other Indebtedness or any installment of interest thereon, means the date specified in the instrument evidencing or governing such Indebtedness as the fixed date on which the principal of such Indebtedness or such installment of interest is due and payable.

     "Subordinated Indebtedness" means our Indebtedness which is expressly subordinated in right of payment to the notes, including, without limitation, the convertible debentures described under the caption "Description of Capital Stock -- Convertible Debentures" in the accompanying prospectus.

     "Subsidiary" means any corporation of which at the time of determination we or one or more Subsidiaries own or control directly or indirectly more than 50% of the Voting Stock.

     "2001 Indenture" means that certain indenture dated as of November 27, 1996 between Callon and American Stock Transfer & Trust Company, as trustee, as the same may have been amended or supplemented from time to time prior to the date hereof.

     "2002 Indenture" means that certain indenture dated as of July 31, 1997 between Callon and American Stock Transfer & Trust Company, as trustee, as the same may have been amended or supplemented from time to time prior to the date hereof.

     "2004 Indenture" means that certain indenture dated July 20, 1999 between Callon and American Stock Transfer & Trust Company, as trustee, as the same may have been amended or supplemented from time to time prior to the date hereof.

     "Unrestricted Subsidiary" means:

     - any Subsidiary that at the time of determination will be designated an Unrestricted Subsidiary by the board of directors as provided below; and

     - any Subsidiary of an Unrestricted Subsidiary.

     The board of directors may designate any Subsidiary as an Unrestricted Subsidiary so long as neither we nor any Restricted Subsidiary is directly or indirectly liable pursuant to the terms of any Indebtedness of that Subsidiary or have any assets or properties which are subject to any Lien securing any Indebtedness of that Subsidiary. Any designation by the board of directors shall be evidenced to the trustee by filing a board resolution with the trustee giving effect to the designation. The board of directors may designate any Unrestricted Subsidiary as a Restricted Subsidiary if, immediately after giving effect to the designation:

     - no Event of Default shall have occurred and be continuing; and

     - we could occur $1.00 of additional Indebtedness (other than Permitted Indebtedness) under the "Incurrence of Indebtedness" covenant.

     "Voting Stock" means stock, interests, participations, rights in or other equivalents in the equity interests (however designated) with respect to a corporation having general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers or trustees of that corporation, provided that, for the purposes hereof, stock which carries only the right to vote conditionally on the happening of an event shall not be considered Voting Stock whether or not such event shall have happened.

           DESCRIPTION OF BANK CREDIT FACILITY AND OTHER INDEBTEDNESS

     Bank Credit Facility

     Borrowings under our bank credit facility are secured by mortgages covering substantially all of our producing oil and gas properties. Currently, the credit facility provides for a $30.0 million borrowing base which is adjusted periodically on the basis of a discounted present value of future net cash flows attributable to our proved producing oil and gas reserves. Under our bank credit facility, the interest rate is equal to the lender's prime rate plus .5%. At our option, we may fix the interest rate on all or a portion of the outstanding principal balance at 2% above a defined "Eurodollar" rate for periods up to six months. The weighted average interest rate for the total debt outstanding at June 30, 2000 was 8.8%. Under the credit facility, a quarterly commitment fee of
 .5% is assessed on the unused portion of the borrowing base. We may borrow, pay, reborrow and repay under the credit facility until October 31, 2000, on which date we must repay in full all amounts then outstanding.

     On September 5, 2000, we executed a commitment letter with a new lender to provide a $75 million credit facility with an initial borrowing base of $50 million. The new credit facility will contain terms and conditions similar to our existing credit facility and will mature on October 31, 2001. The new credit facility is subject to the successful syndication of the lending group. We intend to pay all amounts outstanding under the existing credit facility with borrowings under the new credit facility.

     Borrowings under the bank credit facility are, and borrowing under our new credit facility will be, guaranteed by our material subsidiaries. Our existing bank credit facility has, and our new credit facility will contain, several customary covenants including, but not limited to, covenants that limit our ability to:

     - repurchase capital stock;

     - guaranty borrowings or borrow additional funds;

     - prepay other indebtedness;

     - merge;

     - sell property;

     - engage in transactions with our affiliates;

     - hedge our production; and

     - make acquisitions.

     We are also required by the bank to maintain several financial ratios and conditions so that the bank can monitor our financial stability. Our new lender will also require us to maintain financial ratios and conditions.

     Outstanding Notes

     On July 20, 1999, we sold $40 million of 10.25% senior subordinated notes to the public. Payments of principal, interest and any premium are subordinated to all of our senior indebtedness. The 10.25% notes are not entitled to any mandatory sinking fund payment and are subject to redemption at our option at par plus unpaid interest at any time after March 15, 2001. The 10.25% notes are listed on the New York Stock Exchange under the symbol "CPE 04."

     If a "change of control" occurs, we are obligated to offer to repurchase the 10.25% notes for 101% of par plus accrued and unpaid interest to the date of purchase. A change of control is defined as:

     - the sale or other disposition of substantially all of our assets;

     - the adoption of a plan relating to our liquidation or dissolution;

     - the acquisition by any person of beneficial ownership of 50% or more of the aggregate voting power of our equity securities; or

     - the first day on which the majority of our board of directors is not comprised of directors who were directors on July 20, 1999 or directors who were nominated by a majority of such directors and their nominees.

     No assurances can be made that we will have sufficient funds available if a change of control were to occur, to repurchase the 10.25% notes.

     On July 31, 1997, we sold $36 million aggregate principal amount of our 10.125% series A senior subordinated notes due September 15, 2002 in a private placement. On September 10, 1997, we commenced an offer to exchange the notes for a like principal amount of 10.125% series B senior subordinated notes due September 15, 2002. The form and terms of the series B notes are identical in all material respects to the terms of the series A notes, except the series A notes have certain transfer restrictions and provisions relating to registration rights. Payments of principal, interest and premium, if any, under the series A and series B notes are subordinate to all of our existing and future senior indebtedness. The series A and series B notes are not entitled to the benefit of any mandatory sinking fund payments and are subject to redemption at anytime on or after September 15, 2000, at our option, at 102% of the principal amount reducing to par at September 15, 2001, plus accrued and unpaid interest to the date fixed for redemption.

     On November 27, 1996, we sold $24.2 million aggregate principal amount of 10% senior subordinated notes due December 15, 2001. Payments of principal, interest and premium, if any, under these notes are subordinate to all of our existing and future senior indebtedness. The 10% notes are not entitled to the benefit of any mandatory sinking fund payments and are subject to redemption at anytime on or after December 15, 1997, at our option, at par plus accrued and unpaid interest to the date fixed for redemption.

                                  UNDERWRITING

     We have entered into an underwriting agreement for the offering with the underwriters named below. Subject to certain conditions, each underwriter has severally agreed to purchase the principal amount of notes indicated in the following table.

                                                               PRINCIPAL AMOUNT
UNDERWRITERS                                                       OF NOTES
------------                                                   ----------------
Morgan Keegan & Company, Inc. ..............................     $24,500,000
A.G. Edwards & Sons, Inc. ..................................       7,500,000
                                                                 -----------
          Total.............................................     $32,000,000
                                                                 ===========

     Notes sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus supplement. Any notes sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price of up to 2.0% of the principal amount of the notes. Any such securities dealers may resell any notes purchased from the underwriters to other brokers or dealers at a discount from the initial public offering price up to .50% per note from the initial public offering price. If all the notes are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms.

     The notes are a new issue of securities with no established trading market. The notes have been approved for listing on the New York Stock Exchange. We have been advised by the underwriters that the underwriters intend to make a market in the notes but are not obligated to do so and may discontinue market making at any time without notice. We cannot assure you about the liquidity of the trading market for the notes.

     We have granted to the underwriters an option, exercisable for 30 days after the date of this prospectus supplement, to purchase up to an additional $4,800,000 aggregate principal amount of notes at the public offering price, less the underwriting discount, set forth on the cover page of this prospectus supplement. The underwriters may exercise such option solely to cover over-allotments, if any, made in connection with the sale of notes that the underwriters have agreed to purchase.

     To the extent the underwriters exercise such option, the underwriters will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional notes as the number set forth next to such underwriter's name in the preceding table bears to the total number of notes in the table, and we will be obligated, pursuant to the option, to sell such notes, to the underwriters.

     We have agreed not to sell or otherwise dispose of any of our debt securities other than the notes offered hereby for a period of 30 days after the closing date of this offering without the prior written consent of the underwriters.

     In connection with the offering, the underwriters may purchase and sell notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater amount of notes than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market place of the notes while the offering is in progress.

     The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the underwriters have repurchased notes sold by or for the account of such underwriter in stabilizing or short covering transactions.

     These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the notes. As a result, the price of the notes may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected in the over-the-counter market or otherwise.

     We have agreed to indemnify the several underwriters against various liabilities, including liabilities under the Securities Act of 1933.

     Morgan Keegan & Company, Inc. and A.G. Edwards & Sons, Inc. have acted as underwriters of past offerings of equity and debt securities by us. Morgan Keegan & Company, Inc. and A.G. Edwards & Sons, Inc. are acting as co-dealer managers for our tender offer for our 10% senior subordinated notes due 2001 and will be compensated for successful tenders of these notes.

                             VALIDITY OF THE NOTES

     The validity of the issuance of the notes will be passed upon for us by our attorneys, Haynes and Boone, LLP. Certain legal matters will be passed upon for the underwriters by Vinson & Elkins L.L.P.

                                    EXPERTS

     The audited consolidated financial statements as of December 31, 1999, and for the three years in the period ended December 31, 1999, included and incorporated by reference in this prospectus supplement and the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein and incorporated by reference in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

     Information about our estimated net proved reserves and the future net cash flows attributable to these reserves was prepared by Huddleston & Co., Inc., an independent petroleum and geological engineering firm and are included herein in reliance upon their authority as experts in reserves and present values.

                         GLOSSARY OF OIL AND GAS TERMS

TERMS USED TO DESCRIBE QUANTITIES OF OIL AND NATURAL GAS

     - Bbl -- One stock tank barrel, or 42 US gallons liquid volume, of crude oil or other liquid hydrocarbons.

     - Bcf -- One billion cubic feet of natural gas.

     - Bcfe -- One billion cubic feet of natural gas equivalent, computed on an appropriate energy equivalent basis that one Bbl equal six Mcf.

     - BOE -- One barrel of oil equivalent, converting gas to oil at the ratio of 6 Mcf of gas to 1 Bbl of oil.

     - MBbl -- One thousand Bbls.

     - Mcf -- One thousand cubic feet of natural gas.

     - Mcfe -- One thousand cubic feet of natural gas equivalent, computed on an approximate energy equivalent basis that one Bbl equals six Mcf.

     - MMcf -- One million cubic feet of natural gas.

     - MMcfe -- One million cubic feet of natural gas equivalent, computed on an approximate energy equivalent basis that one Bbl equals six Mcf.

TERMS USED TO DESCRIBE OUR INTERESTS IN WELLS AND ACREAGE

     - Gross oil and gas wells or acres -- Our gross wells or gross acres represents the total number of wells or acres in which we own a working interest.

     - Net oil and gas wells or acres -- Determined by multiplying "gross" oil and natural gas wells or acres by the working interest that we own in such wells or acres represented by the underlying properties.

TERMS USED TO ASSIGN A PRESENT VALUE TO OUR RESERVES

     - Standardized measure of proved reserves -- The present value, discounted at 10%, of the pre-tax future net cash flows attributable to estimated net proved reserves. We calculate this amount by assuming that we will sell the oil and gas production attributable to the proved reserves estimated in our independent engineer's reserve report for the prices we received for the production on the date of the report, unless we had a contract to sell the production for a different price. We also assume that the cost to produce the reserves will remain constant at the costs prevailing on the date of the report. The assumed costs are subtracted from the assumed revenues resulting in a stream of future net cash flows. Estimated future income taxes using rates in effect on the date of the report are deducted from the net cash flow stream. The after-tax cash flows are discounted at 10% to result in the standardized measure of our proved reserves. The standardized measure of our proved reserves is disclosed in our audited financial statements at note 12.

     - Discounted present value -- The discounted present value of proved reserves is identical to the standardized measure, except that estimated future income taxes are not deducted in calculating future net cash flows. We disclose the discounted present value without deducting estimated income taxes to provide what we believe is a better basis for comparison of our reserves to other producers who may have different tax rates.

TERMS USED TO CLASSIFY OUR RESERVE QUANTITIES

     - Proved reserves -- The estimated quantities of crude oil, natural gas and natural gas liquids which, upon analysis of geological and engineering data, appear with reasonable certainty to be recoverable in the future from known oil and natural gas reservoirs under existing economic and operating conditions.

     The Securities and Exchange Commission definition of proved oil and gas reserves, per Article 4-10(a)(2) of Regulation S-X, is as follows:

          Proved oil and gas reserves. Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

          (a) Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation test. The area of a reservoir considered proved includes (A) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any; and
     (B) the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

          (b) Reserves which can be produced economically through application of improved recovery, techniques (such as fluid injection) are included in the "proved" classification when successful testing by a pilot project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.

          (c) Estimates of proved reserves do not include the following: (1) oil that may become available from known reservoirs but is classified separately as "indicated additional reserves"; (2) crude oil, natural gas, and natural gas liquids, the recovery of which is subject to reasonable doubt because of uncertainty as to geology, reservoir characteristics, or economic factors; (3) crude oil, natural gas, and natural gas liquids, that may occur in undrilled prospects; and (4) crude oil, natural gas, and natural gas liquids, that may be recovered from oil shales, coal, gilsonite and other such sources.

     - Proved developed reserves -- Proved reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.

     - Proved undeveloped reserves -- Proved reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required.

TERMS WHICH DESCRIBE THE COST TO ACQUIRE OUR RESERVES

     - Reserve replacement costs -- Our reserve replacement costs compare the amount we spent to explore for oil and gas and to drill and complete wells during a period, with the increases in reserves during the period. This amount is calculated by dividing the net change in our evaluated oil and property costs during a period by the change in proved reserves plus production over the same period.

TERMS WHICH DESCRIBE THE PRODUCTIVE LIFE OF A PROPERTY OR GROUP OF PROPERTIES

     - Reserve life -- A measure of the productive life of an oil and gas property or a group of oil and gas properties, expressed in years. Reserve life equals the estimated net proved reserves attributable to a property or group of properties divided by production from the property or group of properties for the four fiscal quarters preceding the date as of which the proved reserves were estimated.

TERMS USED TO DESCRIBE THE LEGAL OWNERSHIP OF OUR OIL AND GAS PROPERTIES

     - Royalty interest -- A real property interest entitling the owner to receive a specified portion of the gross proceeds of the sale of oil and natural gas production or, if the conveyance creating the interest provides, a specific portion of oil and natural gas produced, without any deduction for the costs to explore for, develop or produce the oil and natural gas. A royalty interest owner has no right to consent to or approve the operation and development of the property, while the owners of the working interests have the exclusive right to exploit the mineral on the land.

     - Working interest -- A real property interest entitling the owner to receive a specified percentage of the proceeds of the sale of oil and natural gas production or a percentage of the production, but requiring the owner of the working interest to bear the cost to explore for, develop and produce such oil and natural gas. A working interest owner who owns a portion of the working interest may participate either as operator or by voting his percentage interest to approve or disapprove the appointment of an operator and drilling and other major activities in connection with the development and operation of a property.

TERMS USED TO DESCRIBE SEISMIC OPERATIONS

     - Seismic data -- Oil and gas companies use seismic data as their principal source of information to locate oil and gas deposits, both to aid in exploration for new deposits and to manage or enhance production from known reservoirs. To gather seismic data, an energy source is used to send sound waves into the subsurface strata. These waves are reflected back to the surface by underground formations, where they are detected by geophones which digitize and record the reflected waves. Computers are then used to process the raw data to develop an image of underground formations.

     - 2-D seismic data -- 2-D seismic survey data has been the standard acquisition technique used to image geologic formations over a broad area. 2-D seismic data is collected by a single line of energy sources which reflect seismic waves to a single line of geophones. When processed, 2-D seismic data produces an image of a single vertical plane of sub-surface data.

     - 3-D seismic -- 3-D seismic data is collected using a grid of energy sources, which are generally spread over several miles. A 3-D survey produces a three dimensional image of the subsurface geology by collecting seismic data along parallel lines and creating a cube of information that can be divided into various planes, thus improving visualization. Consequently, 3-D seismic data is a more reliable indicator of potential oil and natural gas reservoirs in the area evaluated.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Public Accountants....................  F-2
Consolidated Balance Sheets as of December 31, 1999,
  December 31, 1998 and June 30, 2000.......................  F-3
Consolidated Statements of Operations for Each of the Three
  Years in the Period Ended December 31, 1999 and the Six
  Months Ended June 30, 2000 and 1999.......................  F-4
Consolidated Statements of Stockholders' Equity for Each of
  the Three Years in the Period Ended December 31, 1999 and
  the Six Months Ended June 30, 2000........................  F-5
Consolidated Statements of Cash Flows for Each of the Three
  Years in the Period Ended December 31, 1999 and the Six
  Months Ended June 30, 2000 and 1999.......................  F-6
Notes to Consolidated Financial Statements..................  F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors of Callon Petroleum Company:

     We have audited the accompanying consolidated balance sheets of Callon Petroleum Company (a Delaware corporation) and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Callon Petroleum Company and subsidiaries, as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

New Orleans, Louisiana,
February 16, 2000

                            CALLON PETROLEUM COMPANY

                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                DECEMBER 31,
                                                               JUNE 30,     ---------------------
                                                                 2000         1999        1998
                                                              -----------   ---------   ---------
                                                              (UNAUDITED)
                                             ASSETS

Current assets:
  Cash and cash equivalents.................................   $   9,330    $  34,671   $   6,300
  Accounts receivable.......................................      13,909        5,362       6,024
  Other current assets......................................         949        1,004       1,924
                                                               ---------    ---------   ---------
         Total current assets...............................      24,188       41,037      14,248
                                                               ---------    ---------   ---------
Oil and gas properties, full-cost accounting method:
  Evaluated properties......................................     555,480      511,689     444,579
    Less accumulated depreciation, depletion and
      amortization..........................................    (369,914)    (361,758)   (345,353)
                                                               ---------    ---------   ---------
                                                                 185,566      149,931      99,226
  Unevaluated properties excluded from amortization.........      51,576       44,434      42,679
                                                               ---------    ---------   ---------
         Total oil and gas properties.......................     237,142      194,365     141,905
                                                               ---------    ---------   ---------
  Pipeline and other facilities, net........................       5,699        5,860       6,182
  Other property and equipment, net.........................       1,555        1,450       1,753
  Deferred tax asset........................................      12,772       14,995      16,348
  Long-term gas balancing receivable........................         343          243         199
  Other assets, net.........................................       1,698        1,927       1,017
                                                               ---------    ---------   ---------
         Total assets.......................................   $ 283,397    $ 259,877   $ 181,652
                                                               =========    =========   =========

                              LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable and accrued liabilities..................   $  17,186    $  16,786   $  11,257
  Undistributed oil and gas revenues........................       1,867        2,082       1,720
  Accrued net profits interest payable......................       1,868        1,676         129
  Current Maturities of long term debt......................      22,000           --          --
                                                               ---------    ---------   ---------
         Total current liabilities..........................      42,921       20,544      13,106
                                                               ---------    ---------   ---------
  Accounts payable and accrued liabilities to be
    refinanced..............................................          --           --       3,000
  Long-term debt............................................     100,250      100,250      78,250
  Deferred revenue on sale of production payment interest...       9,671       12,080          --
  Accrued retirement benefits...............................       1,996        2,107       2,323
  Long-term gas balancing payable...........................         574          516         489
                                                               ---------    ---------   ---------
         Total liabilities..................................     155,412      135,497      97,168
                                                               ---------    ---------   ---------
Stockholders' equity:
  Preferred Stock, $.01 par value; 2,500,000 shares
    authorized; 1,040,461 shares of Convertible Exchangeable
    Preferred Stock, Series A issued and outstanding at June
    30, 2000 and 1,045,461 and 1,255,811 outstanding at
    December 31, 1999 and 1998, respectively, with a
    liquidation preference of $26,011,525 at June 30,
    2000....................................................          10           11          13
  Common Stock, $.01 par value; 20,000,000 shares
    authorized; 12,277,211, 12,239,238 and 8,178,406 shares
    outstanding at June 30, 2000, December 1999 and 1998,
    respectively............................................         123          122          82
  Treasury stock (99,078 shares at cost)....................      (1,183)      (1,183)       (915)
  Capital in excess of par value............................     149,817      149,425     109,429
  Retained earnings (deficit)...............................     (20,782)     (23,995)    (24,125)
                                                               ---------    ---------   ---------
         Total stockholders' equity.........................     127,985      124,380      84,484
                                                               ---------    ---------   ---------
         Total liabilities and stockholders' equity.........   $ 283,397    $ 259,877   $ 181,652
                                                               =========    =========   =========

   The accompanying notes are an integral part of these financial statements.

                            CALLON PETROLEUM COMPANY

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                              SIX MONTHS ENDED
                                                  JUNE 30,          YEARS ENDED DECEMBER 31,
                                              -----------------   ----------------------------
                                               2000      1999      1999       1998      1997
                                              -------   -------   -------   --------   -------
                                                 (UNAUDITED)
Revenues:
  Oil and gas sales.........................  $23,760   $16,537   $37,140   $ 35,624   $42,130
  Interest and other........................    1,074       868     1,853      2,094     1,508
                                              -------   -------   -------   --------   -------
          Total revenues....................   24,834    17,405    38,993     37,718    43,638
                                              -------   -------   -------   --------   -------
  Cost and expenses:
  Lease operating expenses..................    4,154     3,486     7,536      7,817     8,123
  Depreciation, depletion and
     amortization...........................    8,317     7,952    16,727     19,284    16,488
  General and administrative................    1,972     2,440     4,575      5,285     4,433
  Interest..................................    3,846     2,471     6,175      1,925     1,957
  Accelerated vesting and retirement
     benefits...............................       --        --        --      5,761        --
  Impairment of oil and gas properties......       --        --        --     43,500        --
                                              -------   -------   -------   --------   -------
          Total costs and expenses..........   18,289    16,349    35,013     83,572    31,001
                                              -------   -------   -------   --------   -------
Income (loss) from operations...............    6,545     1,056     3,980    (45,854)   12,637
  Income tax expense (benefit)..............    2,226       359     1,353    (15,100)    4,200
                                              -------   -------   -------   --------   -------
Net income (loss)...........................    4,319       697     2,627    (30,754)    8,437
Preferred stock dividends...................    1,105     1,386     2,497      2,779     2,795
                                              -------   -------   -------   --------   -------
Net income (loss) available to common
  shares....................................  $ 3,214   $  (689)  $   130   $(33,533)  $ 5,642
                                              =======   =======   =======   ========   =======
Net income (loss) per common share:
  Basic.....................................  $   .26   $  (.08)  $   .01   $  (4.17)  $   .91
                                              =======   =======   =======   ========   =======
  Diluted...................................  $   .26   $  (.08)  $   .01   $  (4.17)  $   .88
                                              =======   =======   =======   ========   =======
Shares used in computing net income (loss)
  per common share:
  Basic.....................................   12,163     8,462     8,976      8,034     6,194
                                              =======   =======   =======   ========   =======
  Diluted...................................   12,398     8,462     9,075      8,034     6,422
                                              =======   =======   =======   ========   =======

   The accompanying notes are an integral part of these financial statements.

                            CALLON PETROLEUM COMPANY

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                                                         UNEARNED
                                                                       COMPENSATION   CAPITAL IN   RETAINED
                                       PREFERRED   COMMON   TREASURY    RESTRICTED    EXCESS OF    EARNINGS
                                         STOCK     STOCK     STOCK        STOCK       PAR VALUE    (DEFICIT)
                                       ---------   ------   --------   ------------   ----------   ---------
Balances, December 31, 1996..........     $13       $ 58    $    --      $    --       $ 74,027    $  3,766
  Net income.........................      --         --         --           --             --       8,437
  Sale of common stock...............      --         19         --           --         29,249          --
  Preferred stock dividends..........      --         --         --           --             --      (2,795)
  Tax benefits related to stock
     compensation plans..............      --         --         --           --             36          --
  Shares issued pursuant to employee
     benefit and option plan.........      --         --         --           --            392          --
  Restricted stock plan..............      --          2         --       (3,153)         2,729          --
  Earned portion of restricted
     stock...........................      --         --         --          921             --          --
                                          ---       ----    -------      -------       --------    --------
Balances, December 31, 1997..........      13         79         --       (2,232)       106,433       9,408
  Net income (loss)..................      --         --         --           --             --     (30,754)
  Preferred stock dividends..........      --         --         --           --             15      (2,779)
  Shares issued pursuant to employee
     benefit and option plan.........      --         --         --           --            235          --
  Employee stock purchase plan.......      --         --         --           --            163          --
  Restricted stock plan..............      --          2         --       (2,731)         2,584          --
  Earned portion of restricted
     stock...........................      --         --         --        4,963             --          --
  Conversion of preferred shares to
     common..........................      --          1         --           --             (1)         --
  Stock buyback plan.................      --         --       (915)          --             --          --
                                          ---       ----    -------      -------       --------    --------
Balances, December 31, 1998..........      13         82       (915)          --        109,429     (24,125)
  Net income (loss)..................      --         --         --           --             --       2,627
  Sale of common stock...............      --         37         --           --         40,994          --
  Preferred stock dividends..........      --         --         --           --             --      (2,222)
  Shares issued pursuant to employee
     benefit and option plan.........      --         --         --           --            274          --
  Employee stock purchase plan.......      --         --         --           --             67          --
  Restricted stock plan..............      --         (2)        --           --         (1,613)         --
  Conversion of preferred shares to
     common..........................      (2)         5         --           --            274        (275)
  Stock buyback plan.................      --         --       (268)          --             --          --
                                          ---       ----    -------      -------       --------    --------
Balances, December 31, 1999..........      11        122     (1,183)          --        149,425     (23,995)
  Net income (loss)..................      --         --         --           --             --       4,319
  Preferred stock dividends..........      --         --         --           --             --      (1,105)
  Shares issued pursuant to employee
     benefit plan and option plan....      --         --         --           --            260          --
  Employee stock purchase plan.......      --         --         --           --             54          --
  Sale of common stock...............      --         --         --           --             75          --
  Tax benefits related to stock
     compensation plans..............      --         --         --           --              3          --
  Conversion of preferred shares to
     common..........................      (1)         1         --           --             --          --
                                          ---       ----    -------      -------       --------    --------
Balances, June 30, 2000
  (Unaudited)........................     $10       $123    $(1,183)     $    --       $149,817    $(20,782)
                                          ===       ====    =======      =======       ========    ========

   The accompanying notes are an integral part of these financial statements.

                            CALLON PETROLEUM COMPANY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                   SIX MONTHS
                                                      ENDED
                                                    JUNE 30,            YEARS ENDED DECEMBER 31,
                                               -------------------   ------------------------------
                                                 2000       1999       1999       1998       1997
                                               --------   --------   --------   --------   --------
                                                   (UNAUDITED)
Cash flows from operating activities:
  Net income (loss)..........................  $  4,319   $    697   $  2,627   $(30,754)  $  8,437
  Adjustments to reconcile net income (loss)
    to net cash provided by operating
    activities:
    Depreciation, depletion and
       amortization..........................     8,532      8,210     17,232     19,791     16,924
    Impairment of oil and gas properties.....        --         --         --     43,500         --
    Amortization of deferred costs...........       463        276        707        619        467
    Amortization of deferred production
       payment revenue.......................    (2,409)      (252)    (2,710)        --         --
    Deferred income tax expense (benefit)....     2,223        359      1,353    (15,100)     4,200
    Noncash compensation related to stock
       compensation plans....................       260        141        275      7,583      1,224
    Changes in current assets and
       liabilities:
       Accounts receivable...................    (2,333)       737        662      6,144        493
       Other current assets..................        55        985        920     (1,201)      (207)
       Current liabilities...................    (1,773)    (1,532)     1,981       (876)    (3,809)
    Change in gas balancing receivable.......      (100)       (25)       (44)        43        418
    Change in gas balancing payable..........        58          2         27         85         14
    Change in other long-term liabilities....      (111)      (108)      (216)        --        249
    Change in other assets, net..............      (234)      (168)    (1,617)      (129)    (1,073)
                                               --------   --------   --------   --------   --------
    Cash provided (used) by operating
       activities............................     8,950      9,322     21,197     29,705     27,337
                                               --------   --------   --------   --------   --------
Cash flows from investing activities:
  Capital expenditures.......................   (55,684)   (26,366)   (51,709)   (63,501)   (85,999)
  Cash proceeds from sale of mineral
    interests................................       366         --         --      9,909      4,450
                                               --------   --------   --------   --------   --------
    Cash provided (used) by investing
       activities............................   (55,318)   (26,366)   (51,709)   (53,592)   (81,549)
                                               --------   --------   --------   --------   --------
Cash flows from financing activities:
  Equity issued related to employee stock
    plans....................................       132         66         68        414         90
  Purchase of treasury shares................        --       (262)      (268)      (915)        --
  Payments on debt...........................                   --    (42,500)        --    (49,200)
  Increase in debt...........................    22,000     21,000     64,500     18,000     85,200
  Common stock canceled......................        --     (1,615)    (1,615)      (130)      (422)
  Sale of common stock.......................        --         --     41,031         --     29,267
  Cash dividends on preferred stock..........    (1,105)    (1,111)    (2,333)    (2,779)    (2,795)
                                               --------   --------   --------   --------   --------
    Cash provided (used) by financing
       activities............................    21,027     18,078     58,883     14,590     62,140
                                               --------   --------   --------   --------   --------
Net increase (decrease) in cash and cash
  equivalents................................   (25,341)     1,034     28,371     (9,297)     7,928
Cash and cash equivalents:
  Balance, beginning of period...............    34,671      6,300      6,300     15,597      7,669
                                               --------   --------   --------   --------   --------
  Balance, end of period.....................  $  9,330   $  7,334   $ 34,671   $  6,300   $ 15,597
                                               ========   ========   ========   ========   ========

   The accompanying notes are an integral part of these financial statements.

                            CALLON PETROLEUM COMPANY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
   (INFORMATION WITH RESPECT TO THE PERIODS ENDING JUNE 30, 2000 AND 1999 IS
                                  UNAUDITED.)

1. ORGANIZATION

     Callon Petroleum Company (the "Company") was organized under the laws of the state of Delaware in March 1994 to serve as the surviving entity in the consolidation and combination of several related entities (referred to herein collectively as the "Constituent Entities"). The combination of the businesses and properties of the Constituent Entities with the Company was completed on September 16, 1994 (the "Consolidation").

     As a result of the Consolidation, all of the businesses and properties of the Constituent Entities are owned (directly or indirectly) by the Company. Certain registration rights were granted to the stockholders of certain of the Constituent Entities. See Note 7.

     The Company and its predecessors have been engaged in the acquisition, development and exploration of crude oil and natural gas since 1950. The Company's properties are geographically concentrated in Louisiana, Alabama, Texas and offshore Gulf of Mexico.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Principles of Consolidation and Reporting

     The Consolidated Financial Statements include the accounts of the Company, and its subsidiary, Callon Petroleum Operating Company ("CPOC"). CPOC also has subsidiaries, namely Callon Offshore Production, Inc. and Mississippi Marketing, Inc. All intercompany accounts and transactions have been eliminated. Certain prior year amounts have been reclassified to conform to presentation in the current year.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Accounting Pronouncements

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 ("FAS 133"), Accounting for Derivative Instruments and Hedging Activities. The Statement establishes accounting and reporting standards requiring that every derivative instrument, including certain derivative instruments embedded in other contracts, be recorded in the balance sheet as either an asset or liability measured at its fair value. FAS 133 is effective for fiscal years beginning after June 15, 2000, with earlier application permitted. The Company has not yet determined the timing or method of the adoption of FAS 133 and thus cannot quantify the impact of adoption. However, the Statement will create volatility in equity through other comprehensive income.

     In June 1997, the Financial Accounting Standards Board issued Statement No. 130 ("FAS 130"), Reporting Comprehensive Income. FAS 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. FAS 130 was effective for the Company in 1998. The Company does not have any items of other comprehensive income.

     Also in 1997, the Financial Accounting Standards Board issued Statement No. 131 ("FAS 131"), Disclosures about Segments of an Enterprise and Related Information. FAS 131 establishes standards for

                            CALLON PETROLEUM COMPANY
the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. The Company has only one operating segment and thus separate segment disclosure is not required.

  Property and Equipment

     The Company follows the full-cost method of accounting for oil and gas properties whereby all costs incurred in connection with the acquisition, exploration and development of oil and gas reserves, including certain overhead costs, are capitalized. Such amounts include the cost of drilling and equipping productive wells, dry hole costs, lease acquisition costs, delay rentals, interest capitalized on unevaluated leases and other costs related to exploration and development activities. Payroll and general and administrative costs capitalized include salaries and related fringe benefits paid to employees directly engaged in the acquisition, exploration and/or development of oil and gas properties as well as other directly identifiable general and administrative costs associated with such activities. Costs associated with unevaluated properties are excluded from amortization. Unevaluated property costs are transferred to evaluated property costs at such time as wells are completed on the properties, the properties are sold or management determines these costs have been impaired.

     Costs of properties, including future development and net future site restoration, dismantlement and abandonment costs, which have proved reserves and those which have been determined to be worthless, are depleted using the unit-of-production method based on proved reserves. If the total capitalized costs of oil and gas properties, net of amortization, exceed the sum of (1) the estimated future net revenues from proved reserves at current prices and discounted at 10% and (2) the lower of cost or market of unevaluated properties (the full-cost ceiling amount), net of tax effects, then such excess is charged to expense during the period in which the excess occurs. See Note 8.

     Upon the acquisition or discovery of oil and gas properties, management estimates the future net costs to be incurred to dismantle, abandon and restore the property using geological, engineering and regulatory data available. Such cost estimates are periodically updated for changes in conditions and requirements. Such estimated amounts are considered as part of the full-cost pool subject to amortization upon acquisition or discovery. Such costs are capitalized as oil and gas properties as the actual restoration, dismantlement and abandonment activities take place. As of December 31, 1999 and 1998 and June 30, 2000, estimated future site restoration, dismantlement and abandonment costs, net of related salvage value and amounts funded by abandonment trusts (see Notes 7 and 9) were not material.

     Depreciation of other property and equipment is provided using the straight-line method over estimated lives of three to twenty years. Depreciation of the pipeline and other facilities is provided using the straight-line method over estimated lives of 15 to 27 years.

  Natural Gas Imbalances

     The Company follows an entitlement method of accounting for its proportionate share of gas production on a well by well basis, recording a receivable to the extent that a well is in an "undertake" position and conversely recording a liability to the extent that a well is in an "overtake" position.

  Derivatives

     The Company uses derivative financial instruments (see Note 6) for price protection purposes on a limited amount of its future production and does not use them for trading purposes. Such derivatives are accounted for on an accrual basis and amounts paid or received under the agreements are recognized as oil and gas sales in the period in which they accrue.

                            CALLON PETROLEUM COMPANY

  Accounts Receivable

     Accounts receivable consists primarily of accrued oil and gas production receivable. The balance in the reserve for doubtful accounts included in accounts receivable was $38,000 at June 30, 2000, December 31, 1999 and 1998, respectively. Net recoveries were $2,000 in 1998 and net charge offs were $357,000 in 1997. There were no provisions to expense in the three year period ended December 31, 1999 and the six month period ending June 30, 2000.

     For the year ended December 31, 1999, three companies purchased 12%, 16% and 29%, respectively, of the Company's natural gas and oil production. All three customers purchased production primarily from Callon owned interests in Federal OCS leases, CB40, MP163, MP 164/165, MB 864, EI 335, HI A494 and MB 952/955 fields. Because of the nature of oil and gas operations and the marketing of production, the Company believes that the loss of these customers would not have a significant adverse impact on the Company's ability to sell its production.

  Statements of Cash Flows

     For purposes of the Consolidated Financial Statements, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

     The Company paid no federal income taxes for the three years ended December 31, 1999. During the years ended December 31, 1999, 1998 and 1997, the Company made cash payments of $9,013,000, $6,229,000 and $4,167,000, respectively, for interest charged on its indebtedness and $5,110,000 for the six months ended June 30, 2000.

  Per Share Amounts

     Basic earnings or loss per common share were computed by dividing net income or loss by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per common share for the years 1999 and 1997 were determined on a weighted average basis using common shares issued and outstanding adjusted for the effect of stock options considered common stock equivalents computed using the treasury stock method. In the six months ended June 30, 1999 and for the year ended December 31, 1998, all options were excluded from the computation of diluted loss per share because they were antidilutive. The conversion of the preferred stock was not included in any annual calculation due to its antidilutive effect on diluted income or loss per share.

     A reconciliation of the basic and diluted per share computation is as follows (in thousands, except per share amounts):

                                                 SIX MONTHS ENDED
                                                     JUNE 30,        YEARS ENDED DECEMBER 31,
                                                 ----------------   --------------------------
                                                  2000      1999     1999      1998      1997
                                                 -------   ------   ------   --------   ------
(a) Net income (loss) available for common
    stock......................................  $ 3,214   $ (689)  $  130   $(33,533)  $5,642
(b) Weighted average shares outstanding........   12,163    8,462    8,976      8,034    6,194
(c) Dilutive impact of stock options...........      235       --       99         --      228
(d) Total diluted shares.......................   12,398    8,462    9,075      8,034    6,422
     Stock options excluded due to antidilutive
    impact.....................................       --       39       --        163       --
     Basic earnings (loss) per share(a/b)......  $  0.26   $(0.08)  $ 0.01   $  (4.17)  $ 0.91
     Diluted earnings (loss) per share(a/d)....  $  0.26   $(0.08)  $ 0.01   $  (4.17)  $ 0.88

                            CALLON PETROLEUM COMPANY

  Fair Value of Financial Instruments

     Fair value of cash, cash equivalents, accounts receivable, accounts payable and long-term debt approximates book value at December 31, 1999 and 1998 and June 30, 2000. Fair value of long-term debt (specifically the 10%, 10.125% and the 10.25% senior subordinated notes) was based on quoted market value.

     The calculation of the fair market value of the outstanding hedging contracts (see Note 6) as of December 31, 1999 indicated a $457,000 market value benefit to the Company based on market prices at that date.

  Accounts Payable and Accrued Liabilities -- Long-Term

     Approximately $3,000,000 of current accounts payable and accrued liabilities at December 31, 1998 related to long-term assets, primarily oil and gas properties, were financed subsequent to year-end 1998 with long-term debt and therefore have been classified as long-term.

3. INCOME TAXES

     The Company follows the asset and liability method of accounting for deferred income taxes prescribed by Financial Accounting Standards Board Statement No. 109 ("FAS 109") "Accounting for Income Taxes." The statement provides for the recognition of a deferred tax asset for deductible temporary timing differences, capital and operating loss carryforwards, statutory depletion carryforward and tax credit carryforwards, net of a "valuation allowance." The valuation allowance is provided for that portion of the asset, for which it is deemed more likely than not, that it will not be realized. The Company's management determined that no valuation allowance was necessary in 1999 and 1998. Accordingly, the Company has recorded a deferred tax asset at December 31, 1999 and 1998 as follows:

                                                                DECEMBER 31,
                                                              -----------------
                                                               1999      1998
                                                              -------   -------
                                                               (IN THOUSANDS)
Federal net operating loss carry forward....................  $13,143   $ 7,916
Statutory depletion carryforward............................    4,087     4,083
Temporary differences:
  Oil and gas properties....................................   (2,200)    3,979
  Pipeline and other facilities.............................   (2,051)   (2,164)
  Non-oil and gas property..................................     (102)     (101)
  Other.....................................................    2,118     2,635
                                                              -------   -------
Total tax asset.............................................   14,995    16,348
Valuation allowance.........................................       --        --
                                                              -------   -------
          Net tax asset.....................................  $14,995   $16,348
                                                              =======   =======

     At December 31, 1999, the Company had, for federal tax reporting purposes, net operating loss carryforwards ("NOL") of $37.6 million which expire in 2000 through 2012. Additionally, the Company had available for tax reporting purposes $11.7 million in statutory depletion deductions which can be carried forward for an indefinite period.

                            CALLON PETROLEUM COMPANY

     The provision for income taxes at the Company's effective tax rate differed from the provision for income taxes at the statutory rate as follows:

                                                                  DECEMBER 31,
                                                           --------------------------
                                                            1999      1998      1997
                                                           ------   --------   ------
                                                                 (IN THOUSANDS)
Computed expense (benefit) at the expected statutory
  rate...................................................  $1,353   $(15,590)  $4,296
Other....................................................      --        490      (96)
                                                           ------   --------   ------
Deferred income tax expense (benefit)....................  $1,353   $(15,100)  $4,200
                                                           ======   ========   ======

4. DEFERRED REVENUE ON SALE OF PRODUCTION PAYMENT INTEREST

     In June 1999, the Company acquired a working interest in the Mobile Block 864 Area where the Company already owned an interest. Concurrent with this acquisition, the seller received a volumetric production payment, valued at approximately $14.8 million, from production attributable to a portion of the Company's interest in the area over a 39-month period. The Company deferred the revenue associated with the sale of this production payment interest because a substantial obligation for future performance exists. Under the terms of the sale, the Company is obligated to deliver the production volumes free and clear of royalties, lease operating expenses, production taxes and all capital costs. The production payment was recorded at the present value of the volumetric production committed to the seller at market value and, beginning in June 1999, is amortized to oil and gas sales on the units-of-production method as associated hydrocarbons are delivered.

5. LONG-TERM DEBT

     Long-term debt consisted of the following at:

                                                                      DECEMBER 31,
                                                        JUNE 30,   ------------------
                                                          2000       1999      1998
                                                        --------   --------   -------
                                                               (IN THOUSANDS)
Credit Facility.......................................  $ 22,100   $    100   $18,100
10% Senior Subordinated Notes.........................    24,150     24,150    24,150
10.125% Senior Subordinated Notes.....................    36,000     36,000    36,000
10.25% Senior Subordinated Notes......................    40,000     40,000        --
                                                        --------   --------   -------
                                                         122,250    100,250    78,250
Less: current portion.................................    22,000         --        --
                                                        --------   --------   -------
                                                        $100,250   $100,250   $78,250
                                                        ========   ========   =======

     Borrowings under the Credit Facility, with Chase Manhattan Bank, are secured by mortgages covering substantially all of the Company's producing oil and gas properties. Currently, the Credit Facility provides for a $30 million borrowing base ("Borrowing Base") which is adjusted periodically on the basis of a discounted present value of future net cash flows attributable to the Company's proved producing oil and gas reserves. Pursuant to the Credit Facility, depending upon the percentage of the unused portion of the borrowing base, the interest rate is equal to the lender's prime rate plus 0.50% (prime plus 0.50% if utilized percentage of borrowing base is greater than 50%). The Company, at its option, may fix the interest rate on all or a portion of the outstanding principal balance at 2% above a defined "Eurodollar" rate for periods up to six months. The weighted average interest rate for the Credit Facility debt outstanding at June 30, 2000, December 31, 1999 and 1998 was 8.77%, 9.00% and 6.68%, respectively. Under the Credit Facility, a commitment fee of .50% per annum on the unused portion of the Borrowing Base is payable quarterly. The Company may borrow, pay, reborrow and repay under the Credit Facility

                            CALLON PETROLEUM COMPANY
until October 31, 2000, on which date, the Company must repay in full all amounts then outstanding. Therefore, the entire amount outstanding at June 30, 2000 has been classified as a current liability in the financial statements.

     On November 27, 1996, the Company issued $24,150,000 of 10% Senior Subordinated Notes that will mature December 15, 2001. The Company used the proceeds to reduce borrowings under the Credit Facility and for other corporate purposes. Interest is payable quarterly beginning March 15, 1997. The notes are redeemable at the option of the Company, in whole or in part, on or after December 15, 1997, at 100% of the principal amount thereof, plus accrued interest to the redemption date. The notes are general unsecured obligations of the Company, subordinated in right of payment to all existing and future indebtedness of the Company.

     On July 31, 1997, the Company issued $36 million of its 10.125% Series A Senior Subordinated Notes due 2002. Interest is payable quarterly beginning September 15, 1997. The Senior Subordinated Notes were offered through a private placement transaction. The net proceeds of the transaction were used to repay the outstanding balance under the Credit Facility and fund a portion of the Company's capital expenditure budget. On September 10, 1997, the Company commenced an offer to exchange the Series A Notes for a like principal amount of 10.125% Series B Senior Subordinated Notes due 2002 (the "Series B Notes" and, together with the Series A Notes, the "10.125% Notes"). The form and terms of the Series B Notes are identical in all material respects to the terms of the Series A Notes, except for certain transfer restrictions and provisions relating to registration rights. The exchange offer was completed on November 10, 1997. Interest on the 10.125% Notes is payable quarterly, on March 15, June 15, September 15, and December 15 of each year. The 10.125% Notes are redeemable at the option of the Company in whole or in part, at any time on or after September 15, 2000. The 10.125% Notes are general unsecured obligations of the Company, subordinated in right of payment to all existing and future indebtedness of the Company and rank pari passu with the 10% Notes.

     On July 15, 1999, the Company completed its sale of $40 million of Senior Subordinated Notes due 2004 at 10.25%. The net proceeds of approximately $38.2 million were used to pay down the Credit Facility at that time. These notes are not entitled to any mandatory sinking fund payments and are subject to redemption at the Company's option at par plus unpaid interest at any time after March 15, 2001. The notes are listed on the New York Stock Exchange under the symbol "CPE 04" and are subject to a change of control clause that obligates the Company to repurchase the 10.25% notes for 101% of par should a change of control occur. Interest is paid quarterly beginning September 15, 1999.

     The Credit Facility and the subordinated debt contain various covenants including restrictions on additional indebtedness and payment of cash dividends as well as maintenance of certain financial ratios. The Company was in compliance with these covenants at December 31, 1999 and June 30, 2000.

6. HEDGING CONTRACTS

     The Company periodically uses derivative financial instruments to manage oil and gas price risk. Settlements of gains and losses on commodity price swap contracts are generally based upon the difference between the contract price or prices specified in the derivative instrument and a NYMEX price or other cash or futures index price, and are reported as a component of oil and gas revenues. Gains or losses attributable to the termination of a swap contract are deferred and recognized in revenue when the oil and gas production is sold. Approximately $1,559,000 was recognized as a reduction of oil and gas revenue and $1,886,000 and $2,466,000 was recognized as additional oil and gas revenue in 1999, 1998 and 1997, respectively. Approximately $886,000 was recognized as a reduction of oil and gas revenue, and $730,000 was recognized as additional oil and gas revenue in the first six months of 2000 and 1999, respectively.

     At June 30, 2000, the Company had open natural gas collar contracts with third parties whereby minimum floor prices and maximum ceiling prices are contracted and applied to related contract volumes.

                            CALLON PETROLEUM COMPANY

These agreements in effect for 2000 are for average gas volumes of 350,000 Mcf per month through October 2000 at (on average) a ceiling price of $2.72 and floor price of $2.50. In addition, the Company had no open oil collar contracts at June 30, 2000.

7. COMMITMENTS AND CONTINGENCIES

     As described in Note 9, abandonment trusts (the "Trusts") have been established for future abandonment obligations of those oil and gas properties of the Company burdened by a net profits interest. The management of the Company believes the Trusts will be sufficient to offset those future abandonment liabilities; however, the Company is responsible for any abandonment expenses in excess of the Trusts' balances. As of June 30, 2000, total estimated site restoration, dismantlement and abandonment costs were approximately $6,300,000, net of expected salvage value. Substantially all such costs are expected to be funded through the Trusts' funds, all of which will be accessible to the Company when abandonment work begins. In addition as a working interest owner and/or operator of oil and gas properties, the Company is responsible for the cost of abandonment of such properties. See Note 2.

     The Company, as part of the Consolidation, entered into Registration Rights Agreements whereby the former stockholders of certain of the Constituent Entities are entitled to require the Company to register Common Stock of the Company owned by them with the Securities and Exchange Commission for sale to the public in a firm commitment public offering and generally to include shares owned by them, at no cost, in registration statements filed by the Company. Costs of the offering will not include discounts and commissions, which will be paid by the respective sellers of the Common Stock.

8. OIL AND GAS PROPERTIES

     The following table discloses certain financial data relating to the Company's oil and gas activities, all of which are located in the United States.

                                                       SIX MONTHS
                                                         ENDED         YEARS ENDED DECEMBER 31,
                                                        JUNE 30,    ------------------------------
                                                          2000        1999       1998       1997
                                                       ----------   --------   --------   --------
                                                                     (IN THOUSANDS)
Capitalized costs incurred:
  Evaluated Properties  --
     Beginning of period balance.....................   $511,689    $444,579   $398,046   $322,970
     Property acquisition costs......................        873      24,153      9,464     51,751
     Exploration costs...............................     42,425      37,427     42,617     13,620
     Development costs...............................        858       5,530      4,361     14,155
     Sale of mineral interest........................       (365)         --     (9,909)    (4,450)
                                                        --------    --------   --------   --------
     End of period balance...........................   $555,480    $511,689   $444,579   $398,046
                                                        ========    ========   ========   ========
  Unevaluated Properties (excluded from the full-cost
     pool) --
     Beginning of period balance.....................   $ 44,434    $ 42,679   $ 35,339   $ 26,235
     Additions.......................................     10,267       4,890     11,156     16,924
     Capitalized interest and general administrative
       costs.........................................      4,210       7,120      8,955      5,163
     Transfer to evaluated...........................     (7,335)    (10,255)   (12,771)   (12,983)
                                                        --------    --------   --------   --------
     End of period balance...........................   $ 51,576    $ 44,434   $ 42,679   $ 35,339
                                                        ========    ========   ========   ========
  Accumulated depreciation, depletion and
     amortization --
     Beginning of period balance.....................   $361,758    $345,353   $282,891   $266,716
     Provision charged to expense....................      8,156      16,405     18,962     16,175
     Impairment of oil and gas properties............         --          --     43,500         --
                                                        --------    --------   --------   --------
     End of period balance...........................   $369,914    $361,758   $345,353   $282,891
                                                        ========    ========   ========   ========

                            CALLON PETROLEUM COMPANY

     Unevaluated property costs, primarily lease acquisition costs incurred at federal and state lease sales, unevaluated drilling costs and capitalized interest and general and administrative costs being excluded from the amortizable evaluated property base consisted of $13.1 million incurred in 1999, $12.1 million incurred in 1998 and $19.2 million incurred in 1997 and prior. These costs are directly related to the acquisition and evaluation of unproved properties and major development projects. The excluded costs and related reserves are included in the amortization base as the properties are evaluated and proved reserves are established or impairment is determined. The majority of these costs will be evaluated over the next five year period.

     Depreciation, depletion and amortization per unit-of-production (thousand cubic feet of gas equivalent) amounted to $.99, $1.19, and $1.02 for the years ended December 31, 1999, 1998 and 1997, respectively, and $1.05 and $1.01 for the six months ended June 30, 2000 and 1999, respectively.

  Impairment of Oil and Gas Properties

     Under full-cost accounting rules, the capitalized costs of proved oil and gas properties are subject to a "ceiling test," which limits such costs to the estimated present value net of related tax effects, discounted at a 10 percent interest rate, of future net cash flows from proved reserves, based on current economic and operating conditions (PV-10). If capitalized costs exceed this limit, the excess is charged to expense. During the fourth quarter of 1998, the Company recorded a noncash impairment provision related to oil and gas properties in the amount of $43.5 million ($28.7 million after-tax) primarily due to the significant decline in oil and gas prices at December 31, 1998.

9. NET PROFITS INTEREST

     Since 1989, the Constituent Entities have entered into separate agreements to purchase certain oil and gas properties with gross contract acquisition prices of $170,000,000 ($150,000,000 net as of closing dates) and in simultaneous transactions, entered into agreements to sell overriding royalty interests ("ORRI") in the acquired properties. These ORRI are in the form of net profits interests ("NPI") equal to a significant percentage of the excess of gross proceeds over production costs, as defined, from the acquired oil and gas properties. A net deficit incurred in any month can be carried forward to subsequent months until such deficit is fully recovered. The Company has the right to abandon the purchased oil and gas properties if it deems the properties to be uneconomical.

     The Company has, pursuant to the purchase agreements, created abandonment trusts whereby funds are provided out of gross production proceeds from the properties for the estimated amount of future abandonment obligations related to the working interests owned by the Company. The Trusts are administered by unrelated third party trustees for the benefit of the Company's working interest in each property. The Trust agreements limit their funds to be disbursed for the satisfaction of abandonment obligations. Any funds remaining in the Trusts after all restoration, dismantlement and abandonment obligations have been met will be distributed to the owners of the properties in the same ratio as contributions to the Trusts. The Trusts' assets are excluded from the Consolidated Balance Sheets of the Company because the Company does not control the Trusts. Estimated future revenues and costs associated with the NPI and the Trusts are also excluded from the oil and gas reserve disclosures at Note 12. As of December 31, 1999 and 1998 the Trusts' assets (all cash and investments) totaled $5,690,000 and $6,360,000, respectively and $6,300,000 at June 30, 2000, all of which will be available to the Company to pay its portion, as working interest owner, of the restoration, dismantlement and abandonment costs discussed at Note 7. The trust asset decrease in 1998 was the result of a sale of an oil and gas property and the related trust.

     At the time of acquisition of properties by the Company, the property owners estimated the future costs to be incurred for site restoration, dismantlement and abandonment, net of salvage value. A portion

                            CALLON PETROLEUM COMPANY
of the amounts necessary to pay such estimated costs was deposited in the Trusts upon acquisition of the properties, and the remainder is deposited from time to time out of the proceeds from production. The determination of the amount deposited upon the acquisition of the properties and the amount to be deposited as proceeds from production was based on numerous factors, including the estimated reserves of the properties. The amounts deposited in the Trusts upon acquisition of the properties were capitalized by the Company as oil and gas properties.

     As operator, the Company receives all of the revenues and incurs all of the production costs for the purchased oil and gas properties but retains only that portion applicable to its net ownership share. As a result, the payables and receivables associated with operating the properties included in the Company's Consolidated Balance Sheets include both the Company's and all other outside owner's shares. However, revenues and production costs associated with the acquired properties reflected in the accompanying Consolidated Statements of Operations represent only the Company's share, after reduction for the NPI.

10. EMPLOYEE BENEFIT PLANS

     The Company has adopted a series of incentive compensation plans designed to align the interest of the executives and employees with those of its stockholders. The following is a brief description of each plan:

     The Savings and Protection Plan provides employees with the option to defer receipt of a portion of their compensation and the Company may, at its discretion, match a portion of the employee's deferral with cash and Company Common Stock. The Company may also elect, at its discretion, to contribute a non-matching amount in cash and Company Common Stock to employees. The amounts held under the Savings and Protection Plan are invested in various funds maintained by a third party in accordance with the directions of each employee. An employee is fully vested immediately upon participation in the Savings and Protection Plan. The total amounts contributed by the Company, including the value of the common stock contributed, were $466,000, $468,000 and $438,000 in the years 1999, 1998 and 1997, respectively.

     The 1994 Stock Incentive Plan (the "1994 Plan") provides for 600,000 shares of Common Stock to be reserved for issuance pursuant to such plan. Under the 1994 Plan the Company may grant both stock options qualifying under Section 422 of the Internal Revenue Code and options that are not qualified as incentive stock options, as well as performance shares. No options will be granted at an exercise price of less than fair market value of the Common Stock on the date of grant. These options have an expiration date 10 years from the date of grant.

     On August 23, 1996, the Board of Directors of the Company approved and adopted the Callon Petroleum Company 1996 Stock Incentive Plan (the "1996 Plan"). The 1996 Plan provides for the same types of awards as the 1994 Plan and is limited to a maximum of 1,200,000 shares (as amended from the original 900,000 shares) of common stock that may be subject to outstanding awards. During 1998, 1997 and 1996, the Company granted stock options to purchase 205,000, 20,000 and 530,000 shares, respectively, of Common Stock under the plan. All of such options were granted at an exercise price equal to the fair market value of the Common Stock on the date of grant. Unvested options are subject to forfeiture upon certain termination of employment events and expire 10 years from date of grant.

                            CALLON PETROLEUM COMPANY

     The Company accounts for the options issued pursuant to the stock incentive plans under APB Opinion No. 25, under which no compensation cost has been recognized. Had compensation cost for these plans been determined consistent with Financial Accounting Standards Board 123 ("FAS 123") "Accounting for Stock-Based Compensation," the Company's net income and earnings per common share would have been reduced to the following pro forma amounts:

                                                              YEARS ENDED DECEMBER 31,
                                                          ---------------------------------
                                                            1999         1998        1997
                                                          ---------   ----------   --------
                                                           (IN THOUSANDS, EXCEPT PER SHARE
                                                                        DATA)
Net income (loss):
  As reported...........................................   $   130     $(33,533)    $5,642
  Pro Forma.............................................    (1,212)     (34,421)     4,977
Basic earnings (loss) per share:
  As reported...........................................      0.01        (4.17)      0.91
  Pro Forma.............................................     (0.14)       (4.28)      0.80
Diluted earnings (loss) per share:
  As reported...........................................      0.01        (4.17)      0.88
  Pro Forma.............................................     (0.14)       (4.28)      0.77

     Because the Statement 123 method of accounting has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost above may not be representative of that to be expected in future years.

     A summary of the status of the Company's two stock option plans at December 31, 1999, 1998 and 1997 and changes during the years then ended is presented in the table and narrative below:

                                        1999                    1998                    1997
                                ---------------------   ---------------------   ---------------------
                                               WTD                     WTD                     WTD
                                               AVG                     AVG                     AVG
                                  SHARES     EX PRICE     SHARES     EX PRICE     SHARES     EX PRICE
                                ----------   --------   ----------   --------   ----------   --------
Outstanding, beginning of
  year........................   1,266,000    $11.00     1,041,000    $11.19     1,030,000    $11.10
  Granted.....................     270,500    $ 9.27       225,000    $10.08        20,000    $15.31
  Exercised...................          --        --            --        --        (9,000)   $10.00
  Forfeited...................          --        --            --        --            --        --
  Expired.....................          --        --            --        --            --        --
                                ----------    ------    ----------    ------    ----------    ------
Outstanding, end of year......   1,536,500    $10.60     1,266,000    $11.00     1,041,000    $11.19
                                ==========    ======    ==========    ======    ==========    ======
Exercisable, end of year......   1,247,600    $10.47       802,250    $10.90       621,000    $10.65
                                ==========    ======    ==========    ======    ==========    ======
Weighted average fair value of
  options granted.............  $     4.94              $     4.31              $     6.30
                                ==========              ==========              ==========

     At December 31, 1999, 1,496,500 of the 1,536,500 options outstanding have exercise prices between $9 and $13.50 with a weighted average exercise price of $10.50 and a weighted average remaining contractual life of 6.6 years. 1,207,600 of these options are exercisable at a weighted average exercise price of $10.34. The remaining 40,000 options have exercise prices between $13.50 and $15.31 with a weighted average exercise price of $14.53. All of these options are exercisable.

                            CALLON PETROLEUM COMPANY

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for options granted during 1999, 1998 and 1997.

                                                              1999   1998   1997
                                                              ----   ----   ----
Risk free interest rate.....................................   6.2%   5.1%   6.8%
Expected life (years).......................................   7.0    7.0    4.0
Expected volatility.........................................  46.0%  28.8%  41.1%
Expected dividends..........................................    --     --     --

     The Company awarded 225,000 performance shares under the 1996 Plan to the Company's Executive officers on August 23, 1996. During June 1997, the Company's stockholders approved the performance share awards and the related common stock was issued. The issuance was recorded at the fair market value of the shares on their date of grant, with a corresponding charge to stockholders' equity representing the unearned portion of the award. All of the performance shares granted will vest in whole on January 1, 2001, and will be subject to forfeiture upon certain termination of employment events. The unearned portion was being amortized as compensation expense on a straight-line basis over the vesting period. An additional 25,000 shares were issued under the 1994 Plan in 1997 and 165,500 shares were issued to certain key employees other than the Company's Executive officers in 1998. Approximately $4,963,000 in 1998 and $714,000 in 1997 of compensation cost were charged to expense related to the restricted shares granted.

     In December 1998, the Company approved the accelerated vesting of all performance shares. As a result, an additional charge of $3.5 million which represents the future unamortized expense related to unvested shares at the date the acceleration of vesting occurred, was expensed in 1998.

     In addition, the Company recorded a provision of approximately $2.3 million for retirement benefits approved by the compensation committee of the Board of Directors in December of 1998.

11. EQUITY TRANSACTIONS

     In November 1995, the Company sold 1,315,500 shares of $2.125 Convertible Exchangeable Preferred Stock, Series A (the "Preferred Stock"). Annual dividends are $2.125 per share and are cumulative. The net proceeds of the $.01 par value stock after underwriters discount and expense was $30,899,000. Each share has a liquidation preference of $25.00, plus accrued and unpaid dividends. Dividends on the Preferred Stock are cumulative from the date of issuance and are payable quarterly, commencing January 15, 1996. The Preferred Stock is convertible at any time, at the option of the holders thereof, unless previously redeemed, into shares of Common Stock of the Company at an initial conversion price of $11 per share of Common Stock, subject to adjustments under certain conditions.

     The Preferred Stock is redeemable at any time on or after December 31, 1998, in whole or in part at the option of the Company at a redemption price of $26.488 per share beginning at December 31, 1998 and at premiums declining to the $25.00 liquidation preference by the year 2005 and thereafter, plus accrued and unpaid dividends. The Preferred Stock is also exchangeable, in whole, but not in part, at the option of the Company on or after January 15, 1998 for the Company's 8.5% Convertible Subordinated Debentures due 2010 (the "Debentures") at a rate of $25.00 principal amount of Debentures for each share of Preferred Stock. The Debentures will be convertible into Common Stock of the Company on the same terms as the Preferred Stock and will pay interest semi-annually.

     On November 25, 1997, the Company completed a public offering of 1,840,000 shares of Common Stock at a price to the public of $17.00. This offering resulted in the Company receiving cash proceeds of $29,267,000, net of offering costs and underwriting discount. The Company used a portion of the proceeds

                            CALLON PETROLEUM COMPANY
to repay indebtedness incurred to finance the purchase of Chevron U.S.A. Inc.'s interest in Mobile Block 864 Area (see Note 4) and the remaining proceeds were used to fund a portion of the 1998 capital expenditures budget.

     In a December 1998 private transaction, a preferred stockholder elected to convert 59,689 shares of Preferred Stock into 136,867 shares of the Company's Common Stock. During the first quarter of 1999 certain preferred stockholder's through private transactions, agreed to convert 210,350 shares of Preferred Stock into 502,637 shares of the Company's Common Stock. Any noncash premium negotiated in excess of the conversion rate was recorded as additional preferred stock dividends.

     In November 1999, the Company sold 3,680,000 shares of Common Stock in a public offering at a price of $11.875 per share. Cash proceeds received by the Company were $41.1 million net of the underwriting discount and offering costs.

12. SUPPLEMENTAL OIL AND GAS RESERVE DATA (UNAUDITED)

     The Company's proved oil and gas reserves at December 31, 1999, 1998 and 1997 have been estimated by independent petroleum consultants in accordance with guidelines established by the Securities and Exchange Commission ("SEC"). Accordingly, the following reserve estimates are based upon existing economic and operating conditions.

     The 1999 estimates have been adjusted (per SEC guidelines) to exclude (i) volumes (approximately 5.8 billion cubic feet of natural gas) and (ii) future cash inflows of approximately $12.1 million associated with the volumetric production payment described in Note 4. The adjustments resulted in a reduction of approximately $7.0 million in standardized measure of discounted net cash flows associated with this volumetric production payment.

     There are numerous uncertainties inherent in establishing quantities of proved reserves. The following reserve data represent estimates only and should not be construed as being exact. In addition, the present values should not be construed as the current market value of the Company's oil and gas properties or the cost that would be incurred to obtain equivalent reserves.

                            CALLON PETROLEUM COMPANY

  Estimated Reserves

     Changes in the estimated net quantities of crude oil and natural gas reserves, all of which are located onshore and offshore in the continental United States, are as follows:

                               RESERVE QUANTITIES

                                                               YEARS ENDED DECEMBER 31,
                                                              ---------------------------
                                                               1999      1998      1997
                                                              -------   -------   -------
Proved developed and undeveloped reserves:
  Crude Oil (MBbls):
     Beginning of period....................................    6,898     3,402     3,819
     Revisions to previous estimates........................     (686)      (99)     (151)
     Purchase of reserves in place..........................    2,629       162        --
     Sales of reserves in place.............................       --    (1,531)      (78)
     Extensions and discoveries.............................   15,323     5,274       274
     Production.............................................     (330)     (310)     (462)
                                                              -------   -------   -------
     End of period..........................................   23,834     6,898     3,402
                                                              =======   =======   =======
  Natural Gas (MMcf):
     Beginning of period....................................   88,030    88,738    50,424
     Revisions to previous estimates........................  (11,492)   (8,631)  (11,174)
     Purchase of reserves in place..........................    4,733     4,414    52,485
     Sales of reserves in place.............................       --      (684)     (164)
     Extensions and discoveries.............................   42,662    18,229    10,281
     Production.............................................  (13,312)  (14,036)  (13,114)
                                                              -------   -------   -------
     End of period..........................................  110,621    88,030    88,738
                                                              =======   =======   =======
Proved developed reserves:
  Crude Oil (MBbls):
     Beginning of period....................................    1,774     2,976     3,385
                                                              =======   =======   =======
     End of period..........................................    1,376     1,774     2,976
                                                              =======   =======   =======
  Natural Gas (MMcf):
     Beginning of period....................................   76,895    88,010    49,491
                                                              =======   =======   =======
     End of period..........................................   76,295    76,895    88,010
                                                              =======   =======   =======

                              STANDARDIZED MEASURE

     The following tables present the Company's standardized measure of discounted future net cash flows and changes therein relating to proved oil and gas reserves and were computed using reserve valuations based on regulations prescribed by the SEC. These regulations provide that the oil, condensate and gas price structure utilized to project future net cash flows reflects current prices at each date presented and have been escalated only when known and determinable price changes are provided by contract and law. Future production, development and net abandonment costs are based on current costs without escalation. The resulting net future cash flows have been discounted to their present values based on a 10% annual discount factor.

                            CALLON PETROLEUM COMPANY

                              STANDARDIZED MEASURE

                                                                 YEARS ENDED DECEMBER 31,
                                                              -------------------------------
                                                                1999        1998       1997
                                                              ---------   --------   --------
                                                                      (IN THOUSANDS)
Future cash inflows.........................................  $ 847,930   $256,325   $285,953
Future costs --
  Production................................................   (207,615)   (67,192)   (63,709)
  Development and net abandonment...........................   (123,749)   (36,581)   (12,984)
                                                              ---------   --------   --------
Future net inflows before income taxes......................    516,567    152,552    209,260
Future income taxes.........................................   (109,238)        --    (32,781)
                                                              ---------   --------   --------
Future net cash flows.......................................    407,329    152,552    176,479
10% discount factor.........................................   (151,007)   (52,801)   (48,400)
                                                              ---------   --------   --------
Standardized measure of discounted future net cash flows....  $ 256,322   $ 99,751   $128,079
                                                              =========   ========   ========

                        CHANGES IN STANDARDIZED MEASURE

                                                                 YEARS ENDED DECEMBER 31
                                                              ------------------------------
                                                                1999       1998       1997
                                                              --------   --------   --------
                                                                      (IN THOUSANDS)
Standardized measure -- beginning of period.................  $ 99,751   $128,079   $130,169
Sales and transfers, net of production costs................   (27,076)   (27,807)   (34,006)
Net change in sales and transfer prices, net of production
  costs.....................................................    57,246    (33,029)   (66,880)
Exchange and sale of in place reserves......................        --     (4,445)    (2,428)
Purchases, extensions, discoveries, and improved recovery,
  net of future production and development costs............   181,185     24,294     90,550
Revisions of quantity estimates.............................   (22,438)    (9,409)   (13,751)
Accretion of discount.......................................     9,975     13,645     16,017
Net change in income taxes..................................   (29,492)     7,926     21,633
Changes in production rates, timing and other...............   (12,829)       497    (13,225)
                                                              --------   --------   --------
Standardized measure -- end of period.......................  $256,322   $ 99,751   $128,079
                                                              ========   ========   ========

                            CALLON PETROLEUM COMPANY

13. SUMMARIZED QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

                                                           FIRST    SECOND     THIRD    FOURTH
                                                          QUARTER   QUARTER   QUARTER   QUARTER
                                                          -------   -------   -------   -------
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
1999
Total revenues..........................................  $ 8,374   $9,031    $10,584   $11,004
Total costs and expenses................................    7,659    8,690      8,986     9,678
Income tax expense (benefit)............................      243      116        543       451
Net income (loss).......................................      472      225      1,055       875
Net income (loss) per share -- basic....................    (0.04)   (0.04)      0.06      0.03
Net income (loss) per share -- diluted..................    (0.04)   (0.04)      0.06      0.03
1998
Total revenues..........................................  $11,492   $9,733    $ 9,339   $ 7,154
Total costs and expenses................................    9,664    8,606      7,919    57,383
Income tax expense (benefit)............................      621      380        487   (16,588)
Net income (loss).......................................    1,207      747        933   (33,641)
Net income (loss) per share -- basic....................     0.06     0.01       0.03     (4.27)
Net income (loss) per share -- diluted..................     0.06     0.01       0.03     (4.27)
1997
Total revenues..........................................  $12,781   $8,758    $ 9,201   $12,898
Total costs and expenses................................    7,366    6,971      7,394     9,270
Income taxes expense....................................    1,733      578        615     1,274
Net income (loss).......................................    3,682    1,209      1,192     2,354
Net income (loss) per share -- basic....................     0.50     0.08       0.08      0.25
Net income (loss) per share -- diluted..................     0.39     0.08       0.08      0.24

     During the fourth quarter of 1998, the Company recorded a non-cash impairment provision related to oil and gas properties in the amount of $43.5 million ($28.7 million after-tax) primarily due to the significant decline in oil and gas prices at December 31, 1998. See Note 8.

[Callon Logo]               CALLON PETROLEUM COMPANY
                              200 NORTH CANAL ST.
                               NATCHEZ, MS 39120
                                 (601) 442-1601

                                  $125,000,000
                                DEBT SECURITIES
                                PREFERRED STOCK
                                  COMMON STOCK
                              SECURITIES WARRANTS
                         SECURITIES PURCHASE CONTRACTS

     Callon Petroleum Company's common stock is listed on the New York Stock Exchange, under the symbol "CPE."

     We will provide specific terms of these securities in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest.

                             ---------------------

     This prospectus may not be used to consummate sales of securities unless we also furnish you with a prospectus supplement describing the final terms of the securities offered.

                             ---------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                    THIS PROSPECTUS IS DATED OCTOBER 6, 1999

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
About This Prospectus.......................................     1
Where You Can Find More Information.........................     1
Disclosure Regarding Forward Looking Statements.............     2
About Callon Petroleum Company..............................     2
Use of Proceeds.............................................     3
Ratios of Earnings to Fixed Charges and of Earnings to
  Combined Fixed Charges and Preferred Stock Dividends......     3
Description of Debt Securities..............................     3
Description of Capital Stock................................    13
Description of Securities Warrants..........................    17
Description of Securities Purchase Contracts and Securities
  Purchase Units and Prepaid Securities.....................    18
Plan of Distribution........................................    18
Experts.....................................................    20
Legal Matters...............................................    20

                             ABOUT THIS PROSPECTUS

     In this prospectus, the words "Company," "we," "our," "ours" and "us" refer to Callon Petroleum Company, and its subsidiaries, unless otherwise stated or the context requires.

     This prospectus is part of a registration statement that we have filed with the SEC utilizing a shelf registration process. Under this shelf process, we may sell the securities described in this prospectus in one or more offerings up to a total dollar amount of $125,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement containing specific information about the terms of that offering. The prospectus supplement may also add, update or change the information in this prospectus. You should read this prospectus, the relevant prospectus supplement and the information described under the heading "Where You Can Find More Information."

     We believe that we have included or incorporated by reference all information material to investors in this prospectus, but certain details that may be important for specific investment purposes have not been included. To see more detail, you should read the exhibits filed with or incorporated by reference into this registration statement.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file, including the registration statement, at the SEC's public reference room located at 450 Fifth Street, N.W., Washington, D.C., 20549, or its public reference rooms located in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for information on the operation of the public reference rooms. Our SEC filings are also available to the public from the SEC's web site at http://www.sec.gov. They are located in the EDGAR database on that web site. You may also obtain information about us from the New York Stock Exchange, where our common stock is listed.

     The SEC allows us to incorporate by reference information from the documents we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we later file with the SEC will automatically update and supersede this information. Specifically, we incorporate by reference the documents listed below and any future filings we make with the SEC (including any filings we make prior to the effectiveness of the registration statement) under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until the offering is terminated:

     - Our Annual Report on Form 10-K for the year ended December 31, 1998;

     - Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 1999 and June 30, 1999;

     - Our Current Reports on Form 8-K filed on February 3, 1999 and March 3, 1999;

     - The description of our common stock contained in the Registration Statement on Form 8-B filed on October 3, 1994; and

     - The description of our convertible exchangeable preferred stock contained in the Registration Statement on Form 8-A filed on November 13, 1995, as amended and Form 8-A/A filed on November 21, 1995.

     This prospectus is part of a registration statement we filed with the SEC (Registration No. 333-87945).

     You may request a copy of any of the information incorporated by reference, at no cost, by writing or telephoning us at the following address:

      Callon Petroleum Company
      200 North Canal Street
      Natchez, MS 39120
      (601) 442-1601
      Attention: Corporate Secretary

     You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus includes forward-looking statements. We can not assure you that the plans, intentions or expectations upon which our forward-looking statements are based will occur. Our forward-looking statements are subject to risks, uncertainties and assumptions, including those discussed elsewhere in this prospectus and the documents that are incorporated by reference into this prospectus. Some of these risks which could affect our future results and could cause results to differ materially from those expressed in our forward-looking statements include:

     - the volatility of oil and natural gas prices;

     - the uncertainty of estimates of oil and natural gas reserves;

     - the impact of competition;

     - difficulties encountered during the exploration for and production of oil and natural gas;

     - the difficulties encountered in delivering oil and natural gas to commercial markets;

     - changes in customer demand;

     - the uncertainty of our ability to attract capital;

     - changes in the extensive government regulations regarding the oil and natural gas business; and

     - compliance with environmental regulations.

     The information contained in this prospectus and in the documents incorporated by reference into this prospectus identify additional factors that could affect our operating results and performance. We urge you to carefully consider those factors.

     Our forward-looking statements are expressly qualified in their entirety by this cautionary statement.

                         ABOUT CALLON PETROLEUM COMPANY

     We have been engaged in the exploration, development, acquisition and production of oil and gas properties since 1950. Our properties are geographically concentrated offshore in the Gulf of Mexico, where we have substantial experience. Since 1996, our primary focus has been on acquiring exploration prospects, conducting 3-D and conventional 2-D seismic surveys of these prospects and drilling exploration wells. We have assembled a balanced portfolio of exploration projects in the Gulf of Mexico composed of:

     - controlling working interests in projects with low exploration risk and low drilling and completion costs targeting reserve deposits of between three and 10 Bcf in the shallow Miocene area at depths of less than 4,000 feet;

     - significant working interest in projects with higher exploration risk and higher drilling and completion costs targeting reserve deposits of between 10 and 100 Bcfe in the outer continental shelf area at depths of between 7,000 and 17,000 feet; and

     - small working interest in projects with high exploration risk and high drilling and completion cost targeting reserve deposits in the deep water area of the Gulf of Mexico.

     Our principal executive offices are located at 200 North Canal Street, Natchez, Mississippi 39120 and our telephone number is (601) 442-1601.

                                USE OF PROCEEDS

     Unless otherwise set forth in the applicable prospectus supplement, proceeds from the sale of the securities sold by us will be used for general corporate purposes. These purposes may include acquisitions, working capital, capital expenditures, the repurchase of outstanding securities and the repayment of indebtedness. Proceeds from the sale of securities initially may be temporarily invested in short-term securities.

              RATIOS OF EARNINGS TO FIXED CHARGES AND OF EARNINGS
            TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

     Our ratios of earnings to fixed charges and of earnings to combined fixed charges and preferred stock dividends for the periods indicated below as calculated under generally accepted accounting principles are as follows:

                                                   YEAR ENDED DECEMBER 31,        SIX MONTHS ENDED
                                               --------------------------------       JUNE 30,
                                               1994   1995   1996   1997   1998         1999
                                               ----   ----   ----   ----   ----   -----------------
Ratio of earnings to fixed charges...........   --    1.6    8.8    3.3     --           --
Ratio of earnings to combined fixed charges
  and preferred stock dividends..............   --    1.3    1.2    1.7     --           --

     When we calculate our ratio of earnings to fixed charges, "earnings" are composed of the following:

     - consolidated earnings or loss from continuing operations before tax, excluding undistributed equity earnings or affiliated companies; plus

     - fixed charges, excluding capitalized interest.

     Fixed charges are comprised of the following:

     - interest expense on indebtedness and capitalized interest;

     - amortization of debt issuance costs, discounts and premiums; and

     - the portion of capitalized leases deemed to be representative of interest.

     Earnings did not cover fixed charges by $679,000 through the second quarter of 1999, $50.3 million in 1998 and $313,000 in 1994.

     In calculating the ratio of earnings to combined fixed charges and preferred stock dividends, fixed charges include pre-tax preferred stock dividend requirements.

     Earnings did not cover combined fixed charges and preferred stock dividends by $2.7 million through the second quarter of 1999, $54.5 million in 1998 and $313,000 in 1994.

                         DESCRIPTION OF DEBT SECURITIES

     The debt securities will be our direct unsecured obligations. The debt securities will be either senior debt securities or subordinated debt securities. The debt securities will be issued under one or more indentures between us and a trustee that we will name in the prospectus supplement. Senior debt securities will be issued under a "senior indenture" and subordinated debt securities will be issued under a "subordinated indenture." Together, we refer to the senior indenture and subordinated indenture as the "indentures."

     We have not restated the indentures in their entirety. We filed the forms of the indentures as exhibits to our registration statement. You should read the indentures because they, and not this description, will control your rights as holders of debt securities. In the summary below, we have included references to section numbers of the applicable indentures so that you can easily locate these provisions. Capitalized terms used in the summary have the meanings specified in the indentures.

     Unless otherwise specifically noted in the following discussion, references to "we," "us" or "our" means Callon Petroleum Company without its subsidiaries.

     We have summarized the material provisions of the indentures in the following order:

     - those applicable to both indentures; and

     - those applicable only to the subordinated indenture.

PROVISIONS APPLICABLE TO BOTH SENIOR AND SUBORDINATED DEBT SECURITIES

  General

     The debt securities described in a prospectus supplement will be our unsecured, senior or subordinated obligations. The senior debt securities will rank equally with all of our other unsecured and unsubordinated debt, and will rank senior to our subordinated debt. The subordinated debt securities will have a junior position to our senior indebtedness. Subordinated debt securities may rank equally with or junior to our existing subordinated indebtedness. The terms of subordination are described below under "Provisions Applicable Solely to Subordinated Debt Securities -- Subordination" and may be further described or changed in a prospectus supplement.

     A prospectus supplement relating to any series of debt securities that we offer will include specific terms relating to that series. These terms will include, among other things, some or all of the following:

     - the title of the debt securities;

     - the total principal amount;

     - whether they are senior debt securities or subordinated debt securities;

     - if they are subordinated debt securities, the terms of subordination if different from those described below;

     - whether the series of debt securities are issuable as registered securities, bearer securities or both;

     - whether any debt securities of the series are to be issuable in temporary or permanent global form with or without coupons, and whether permanent global securities may be exchanged for securities of such series;

     - the person to whom any interest on any series shall be payable;

     - the dates on which principal and any premium on the debt securities will be payable;

     - the interest rate or the method used to determine the interest rate, record and interest payment dates;

     - whether and under what circumstances any additional amounts with respect to the debt securities will be payable;

     - the place or places where payments on the debt securities are payable or the method of payment and where the debt securities may be surrendered for transfer or exchange;

     - any optional redemption provisions;

     - any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem the series of debt before final maturity;

     - the denominations in which the debt securities will be issuable;

     - whether payments on the debt securities will be payable in foreign currency or currency units or another form, and whether payments will be payable by reference to any index or formula;

     - the portion of the principal amount of debt securities that will be payable if the maturity is accelerated, if other than the entire principal amount;

     - whether the securities of the series will be issued in the form of book-entry securities, the depositary for such series, and the circumstances for exchanging such book-entry securities for certificated securities;

     - any means of defeasance on the debt securities and any additional conditions or limitations to defeasance of the debt securities;

     - any changes to or additional events of default or covenants;

     - if the principal amount payable at the stated maturity of any securities will not be determinable at any time prior to the stated maturity, the amount which shall be deemed to be the principal amount of such securities as of any such time;

     - any restriction or condition on the transfer or exchange of the debt securities;

     - any rights that we may have to defer payments of interest;

     - any terms for the conversion or exchange of the debt securities for other securities of ours or any other entity; and

     - any other terms of the series of debt securities.

     A series of debt securities may be issued with an original issue discount. An original issue discount provides that less than the entire principal amount of the series of debt securities is payable upon declaration of acceleration of the maturity of the series of debt securities. Special U.S. federal income tax considerations may be applicable to debt securities issued at an original issue discount. These special considerations will be set forth in a prospectus supplement relating to the series of debt securities.

     The indentures do not limit the amount of debt securities or other types of indebtedness we may issue. The indentures allow debt securities to be issued up to any principal amount that we may authorize. The subordinated indenture allows us to issue subordinated debt securities which are convertible into other securities, including shares of our common stock or preferred stock.

     Debt securities may be issued in certificated or global form. (Sections 201, 203 and 301)

  Information about the Trustee

     The trustee may resign at any time. The prospectus supplement will describe any rights the holders of a series of debt securities have to remove the trustee. Under the Trust Indenture Act of 1939, as amended, governing trustee conflicts of interest, any uncured Event of Default with respect to any series of senior debt securities will force the trustee to resign as trustee under either the subordinated indenture or the senior indenture. Similarly, any uncured Event of Default with respect to any series of subordinated debt securities will force the trustee to resign as trustee under either the senior indenture or subordinated indenture. If the trustee resigns, is removed or becomes incapable of acting as trustee, a successor trustee will have to be appointed in accordance with the provisions of the applicable indenture.

  Denominations

     The prospectus supplement for each series of debt securities will state whether we will issue the debt securities in registered form or in bearer form.

  Modification of Indentures; Waiver of Covenants

     We generally may amend the indentures or the debt securities with the written consent of a majority in principal amount of the outstanding debt securities of each series affected by the amendment, with each series voting separately as a class. The holders of a majority in principal amount of the outstanding debt securities of any series may also waive our compliance with any provision of the indentures with respect to debt securities of that series. We must, however, obtain the consent of each holder of debt securities affected by an amendment or waiver which does, among other things, any of the following:

     - changes the stated maturity of, or any installment of principal of or interest on, any debt securities;

     - reduces the principal amount of, or rate of interest or premium payable on, any debt securities;

     - reduces the amount of the principal of an original issue discount security or other security which would be payable upon acceleration of the debt securities;

     - adversely affects any right of repayment at the option of a holder of any debt security;

     - reduces the amount of, or postpones the date fixed for, the payment of any sinking fund or analogous obligation;

     - changes the place of payment where, or the currency in which, any debt security is payable;

     - impairs the right to institute suit for the enforcement of any payment on or after the stated maturity date of any debt security; or

     - reduces the percentage of holders required to consent to any supplements, modifications, waivers or amendments to the indentures. (Section 902)

     Additionally, the subordinated indenture may not be modified to alter the terms of subordination of any outstanding series of subordinated debt securities without the consent of the holder of senior indebtedness that would be adversely affected by the modification. (Section 907 of the subordinated indenture)

     If we issue convertible subordinated debt securities, the terms of conversion may not be modified in a manner which is adverse to the holders of the convertible subordinated debt securities without the consent of such holders. (Section 902 of the subordinated indenture)

     If we issue a series of debt securities with an original issue discount or with a principal amount that is not fixed, the applicable prospectus supplement will describe the manner in which we will determine whether holders of a majority of principal amount of a series of debt securities have approved a modification or waiver of a provision of an indenture.

     We may amend the indentures or outstanding debt securities without notice to or consent from any holder of the debt security to do, among other things, any of the following:

     - permit a successor corporation to assume our obligations under the indenture following a merger, consolidation or similar transaction;

     - add to our covenants for the benefit of the holders of any series of debt securities;

     - add additional events of default for the benefit of the holders of all or any series of securities;

     - accept the appointment of a successor trustee of one or more series and to provide for more than one trustee, if applicable;

     - cure any ambiguity, defect or inconsistency;

     - secure debt securities issued pursuant to the indentures;

     - provide that bearer securities may be registrable as to principal, amend restrictions on the payment of principal, premiums or interest on bearer securities, or permit bearer securities to be issued in exchange for registered securities or bearer securities of other authorized denominations;

     - amend any provision of an indenture in a manner that does not apply to, or modify the rights of holders of, any debt securities outstanding at the time and entitled to rely on the provision;

     - provide for uncertificated securities of any series;

     - comply with the requirements of the SEC in order to effect or maintain the qualification of the indentures under the Trust Indenture act; or

     - make any change that does not adversely affect the interests of any holder of outstanding debt securities. (Section 901)

  Meetings of Holders of Debt Securities

     Each indenture contains provisions for convening meetings of the holders of a series if debt securities of that series are issuable as bearer securities. (Section 1401) A meeting may be called at any time by the Trustee, by our board of directors or the holders of at least 10% in aggregate principal amount of the outstanding securities of such series. (Section 1402) Except for any consent which must be given by the holder of each outstanding security affected thereby, as described above, any resolution presented at a meeting (or adjourned meeting at which a quorum is present) may be adopted by the affirmative vote of the holders of a majority in aggregate principal amount of the outstanding securities of that series; provided, however, that any resolution with respect to any request, demand, authorization, direction, notice, consent, waiver or other action which may be made, given or taken by the holders of a specified percentage which is less than a majority in aggregate principal amount of the outstanding securities of a series may be adopted at a meeting (or adjourned meeting duly reconvened at which a quorum is present) by the affirmative vote of the holders of such specified percentage in aggregate principal amount of the outstanding securities of that series. Any resolution passed or decision taken at any meeting of holders of any series duly held in accordance with the applicable indenture will be binding on all holders of that series and related coupons. The quorum at any meeting, and at any reconvened meeting, will be persons holding or representing a majority in aggregate principal amount of the outstanding securities of a series. (Section 1404)

  No Protection if a Change of Control Occurs

     Unless we otherwise state in a prospectus supplement, the debt securities will not contain any provision which may allow holders of debt securities the right to require us to repurchase the debt securities if a change of control occurs or if we engage in a transaction which materially increases our leverage. A change of control or a highly leveraged transaction could adversely affect the holders of debt securities.

  Events of Default

     Unless we inform you otherwise in the prospectus supplement, "Event of Default" means any of the following (Section 501):

     - failure to pay the principal of or any premium on any debt security when due;

     - failure to pay interest on any debt security within 30 days after due;

     - failure to deposit any sinking fund payment within 30 days after due;

     - failure to perform, or breach of, any other covenant in the indenture (other than an agreement or covenant that we have included in the indenture solely for the benefit of other series of debt securities) that continues for 90 days after we are given written notice;

     - our bankruptcy, insolvency or reorganization; or

     - any other Event of Default for that series of debt securities described in the applicable prospectus supplement.

     An Event of Default for a particular series of debt securities may, but does not necessarily, constitute an Event of Default for any other series of debt securities.

     If an Event of Default for any series of debt securities occurs and continues, the trustee or the holders of at least 25% in aggregate principal amount of the debt securities of the series may declare the entire principal of all the debt securities of that series to be due and payable immediately. If this happens, subject to certain exceptions, the holders of a majority of the aggregate principal amount of the debt securities of that series can void the declaration. (Section 502).

     The indentures provide that a holder of a series of debt securities may not file a lawsuit or otherwise institute proceedings under the indenture or appoint a receiver or trustee unless the following happens:

     - the holders give the trustee written notice;

     - the holders of 25% of the series of debt securities also give such notice and offer reasonable indemnification to the trustee;

     - the holders of at least a majority of the aggregate principal amount of the series of debt securities do not give an inconsistent notice; and

     - the trustee does not institute the proceeding within 60 days of the demand. (Section 507).

     The four requirements listed above do not apply to proceedings instituted by a holder of a series of debt securities to enforce the payment of principal, premium or interest. (Section 508).

     If we issue a series of debt securities with an original issue discount, the prospectus supplement will describe the amount a holder of the debt securities is entitled to receive if the series of debt securities is declared due and payable.

     The trustee is not obligated to exercise any of its rights or powers under an indenture at the request or direction of any holders, unless the holders offer the trustee reasonable indemnity against costs, expenses and liabilities. (Section 602). If they provide this reasonable indemnification, the holders of a majority in aggregate principal amount of the outstanding debt securities of any series may direct the time, method and place of conducting any proceeding or any remedy available to the trustee, or exercising any power conferred upon the trustee, for any series of debt securities. The trustee is not required to take action which the trustee determines is prejudicial to the holders of the series of debt securities who do not request the trustee to take the action, or which may cause the trustee to have personal liability. (Sections 512 and 601).

  Covenants

     Under the indentures, we have agreed, among other things, to:

     - pay the principal of and any interest and any premium on the debt securities when due (Section 1001);

     - maintain a place of payment (Section 1002);

     - deposit sufficient funds with the paying agent on or before the due date for any principal, interest or any premium payment or, if we act as our own paying agent, segregate such funds and hold them in trust for the benefit of the holders of the debt securities (Section 1003);

     - make all payments on the debt securities to holders who are United States aliens without withholding for any taxes or other governmental charges, if the debt securities of a series so provides; provided that if we are required to make any such withholding, we will pay the additional amount of such withholding to such holders (Section 1004); and

     - deliver a report to the trustee at the end of each fiscal year reviewing our obligations under the indenture (Section 1006).

  Consolidation, Merger or Sale

     The indentures generally permit us to consolidate or merge with or sell, transfer or lease all or substantially all of our assets to another entity if we comply with the terms and conditions of the indentures relating to such a transaction, which include the following:

     - the remaining or acquiring entity (if other than us) must (i) be formed in a U.S. jurisdiction and (ii) assume all of our responsibilities and liabilities under the indentures including the payment of all amounts payable on the debt securities and performance of all the covenants in the indentures;

     - the transaction must not cause a default or event of default to occur;
       and

     - we must deliver to the trustee a certificate signed by certain of our officers and an opinion of counsel stating that the transaction complies with the indentures.

     The remaining or acquiring entity will be substituted for us in the indentures with the same effect as if it had been an original party to the indentures. Thereafter, our successor may exercise our rights and powers under the indentures, in our name or in its own name. Any act or proceeding required or permitted to be done by our board of directors or any of our officers may be done by the board or officers of the successor entity. If we sell all or substantially all of our assets, we will be released from all our liabilities and obligations under the indentures and under the debt securities. (Sections 801 and 803).

  Defeasance

     When we use the term defeasance, we mean discharge from some or all of our obligations under an indenture. The following discussion of legal defeasance and covenant defeasance (Sections 1301 to 1306) will be applicable to a series of debt securities (other than convertible subordinated debt securities) only if we choose to have them apply to that series.

  Legal Defeasance

     If we provide in an applicable prospectus supplement, and as long as we take steps to make sure that you receive all or your payments under the debt securities of that series and are able to transfer the debt securities of that series, we can elect to legally release ourselves from any obligations on such series of debt securities (such a release is called "legal defeasance") other than:

     - the rights of holders of outstanding notes to receive payments in respect of the principal of and premium and interest on the debt securities when these payments are due;

     - our obligation to replace any temporary debt securities, register the transfer or exchange of any debt securities, replace mutilated, lost or stolen debt securities, compensate and reimburse the trustee, remove and appoint a successor trustee, maintain an office or agency for payments in respect of the debt securities and qualify the indenture under the Trust Indenture Act;

     - the rights, powers, trusts, duties and immunities of the trustee; and

     - the legal defeasance provisions of the indentures. (Section 1304)

     In order for us to accomplish legal defeasance, the following must occur:

     - We must irrevocably deposit with the trustee cash and/or U.S. government and/or U.S. government agency securities that will generate enough cash to make interest, principal and any other payments on such debt securities on their various due dates.

     - Such defeasance shall not cause the trustee to have a conflict of interest.

     - There must be a change in current U.S. federal tax law or an IRS ruling that lets us make that deposit without causing you to be taxed on the debt securities any differently than if we did not make the deposit and just repaid the debt securities ourselves. Under current U.S. federal tax law, the deposit and our legal release from the securities would be treated as though we took back your debt securities and gave you your share of the cash and notes or bonds deposited in trust. In that event, you could recognize gain or loss on the debt securities you give back to us.

     - We must deliver to the trustee a legal opinion of our counsel confirming the tax law change described above and that all of the conditions to legal defeasance in the indenture have been satisfied.

     We will not be able to achieve legal defeasance if there is a continuing default or event of default under the indentures or if doing so would violate any other material agreement to which we are a party. (Section 1304). If we ever were to accomplish legal defeasance as described above, you would have to rely solely on the trust deposit for repayment of the debt securities. You could not look to us for repayment in the unlikely event of any shortfall.

  Covenant Defeasance

     Under current U.S. federal tax law, we can make the same type of deposit described above and be released from certain covenants relating to a series of debt securities. The release from these covenants is called covenant defeasance. In that event, you would lose the protection of these covenants but would gain the protection of having money and/or securities set aside in trust to repay the series of debt securities. We may not defease an obligation, if any, to convert a series of debt securities into shares of our common stock, preferred stock or other securities as provided in the subordinated indenture. In order to achieve covenant defeasance, we must do the following:

     - We must deposit in trust for the benefit of all holders of the series of debt securities cash and/or U.S. government or U.S. government agency securities that will generate enough cash to make interest, principal and any other payments on the debt securities on their various due dates.

     - We must deliver to the trustee a legal opinion of our counsel confirming that under current U.S. federal tax law we may make that deposit without causing you to be taxed on the debt securities any differently than if we did not make the deposit and just repaid the debt securities ourselves. The opinion also must state that all of the conditions to covenant defeasance in the indenture have been fulfilled.

     Further, such defeasance may not cause the trustee to have a conflict of interest.

     We will not be able to achieve covenant defeasance if there is a continuing default or event of default under the indenture or if doing so would violate any other material agreements to which we are a party. The indenture describes the types of covenants we may fail to comply with without causing an event of default if we accomplish covenant defeasance. (Section 1303).

     If we elect to make a deposit resulting in covenant defeasance, the amount of money and/or U.S. government or U.S. government agency securities deposited in trust should be sufficient to pay amounts due on the debt securities at the time of their maturity. However, if the maturity of the debt securities is accelerated due to the occurrence of an event of default, the amount in trust may not be sufficient to pay all amounts due on the debt securities. We would remain liable for
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

the shortfall as described in the applicable indenture.

  Form, Exchange, Registration and Transfer

     We may issue debt securities of a series in definitive form solely as registered securities, solely as bearer securities or as both registered securities and bearer securities. Unless we otherwise indicate in an applicable prospectus supplement, bearer securities will have interest coupons attached. (Section 201) The indentures also provide that debt securities of a series may be issuable in temporary or permanent global form. (Section 201)

     Registered securities of any series will be exchangeable for other registered securities of the same series of any authorized denominations and of a like aggregate principal amount and tenor. In addition, if debt securities of any series are issuable as both registered securities and bearer securities, at the option of the holder, and subject to the terms of the applicable indenture, bearer securities (with all unmatured coupons, except as provided below, and all matured coupons in default) of such series will be exchangeable for registered securities of the same series of any authorized denominations and of a like aggregate principal amount and tenor. Bearer securities surrendered in exchange for registered securities between a regular record date or a special record date and the relevant date for payment of interest shall be surrendered without the coupon relating to such date for payment of interest, and interest accrued as of such date will not be payable in respect of the registered security issued in exchange for such bearer security, but will be payable only to the holder of such coupon when due in accordance with the terms of the applicable indenture. Unless we otherwise provide with respect to any series of debt securities, bearer securities will not be issued in exchange for registered securities. (Section 305)

     Debt securities may be presented for exchange as provided above, and registered securities may be presented for registration of transfer (with the form of transfer endorsed thereon duly executed), at the office of the security registrar or at the office of any transfer agent designated by us for such purpose with respect to any series of debt securities and referred to in an applicable prospectus supplement, without service charge and upon payment of any taxes and other governmental charges as described in the indentures. Such transfer or exchange will be effected upon the security registrar or such transfer agent, as the case may be, being satisfied with the documents of title and identity of the person making the request. The Trustee will serve initially as security registrar for purposes of registering registered securities and transfers of registered securities. (Section 305) If a prospectus supplement refers to any transfer agents (in addition to the security registrar) initially designated by us with respect to any series of debt securities, we may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts, except that, if debt securities of a series are issuable solely as registered securities, we will be required to maintain a transfer agent in each place of payment for such series and, if debt securities of a series are also issuable as bearer securities, we will be required to maintain (in addition to the security registrar) a transfer agent in a place of payment for such series located outside the United States. We may at any time designate additional transfer agents with respect to any series of debt securities. (Section 1002)

     In the event of any redemption in part, we shall not be required to

     - issue, register the transfer of or exchange debt securities of any series during a period beginning at the opening of business 15 days prior to the selection of debt securities of that series for redemption and ending on the close of business on (A) if debt securities of the series are issuable only as registered securities, the day of mailing of the relevant notice of redemption and (B) if debt securities of the series are issuable as bearer securities, the date of the first publication of the relevant notice of redemption, or if debt securities of the series are also issuable as Registered Securities and there is no publication, the mailing of the relevant notice of redemption, or

     - register the transfer of or exchange any registered security, or portion thereof, called for redemption, except the unredeemed portion of any registered security being redeemed in part, or

     - exchange any bearer security called for redemption, except that such a bearer security may be exchanged for a registered security of that series and like tenor, provided that such registered security shall be simultaneously surrendered for redemption. (Section 305)

  Payment and Paying Agents

     Unless we otherwise indicate in an applicable Prospectus Supplement, payment of principal of and any premium and interest on bearer securities will be payable, subject to any applicable laws and regulations, at the offices of such paying agents outside the United States as we may designate from time to time, in the manner indicated in such prospectus supplement. (Section 1002) Unless we otherwise indicate in an applicable prospectus supplement, payment of interest on bearer securities on any interest payment date will be made only against surrender to the paying agent of the coupon relating to such interest payment date. (Section 1001) No payment with respect to any bearer security will be made at any of our offices or agencies in the United States or by check mailed to any address in the United States or by transfer to any account maintained with a bank located in the United States. Notwithstanding the foregoing, payments of principal of and any premium and interest on bearer securities denominated and payable in U.S. dollars will be made at the office of our paying agent in New York City, if (but only if) payment of the full amount thereof in U.S. dollars at all offices or agencies outside the United States is illegal or effectively precluded by exchange controls or other similar restrictions. (Section 1002)

     Unless we otherwise indicate in an applicable prospectus supplement, payment of principal of and any premium and interest on registered securities will be made at the office of such paying agent or paying agents as we may designate from time to time, except that at our option payment of any interest may be made by check mailed on or before the due date to the holder's registered address or by wire transfer. (Section 307) Unless we otherwise indicate in an applicable prospectus supplement, payment of any installment of interest on registered securities will be made to the person in whose name such registered security is registered at the close of business on the regular record date for such interest. (Section 307)

     Unless we otherwise indicate in an applicable prospectus supplement, the trustee will act as its own paying agent for payments with respect to debt securities which are issuable solely as registered securities, and we will maintain a paying agent outside the United States for payments with respect to debt securities (subject to limitations described above in the case of bearer securities) which are issuable solely as bearer securities or as both registered securities and bearer securities. We will name any paying agents outside the United States and any other paying agents in the United States initially designated by us for the debt securities in an applicable prospectus supplement. We may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts, except that, if debt securities of a series are issuable solely as registered securities, we will be required to maintain a paying agent in each place of payment for such series and, if debt securities of a series are issuable as bearer securities, we will be required to maintain (i) a paying agent in New York City for principal payments with respect to any registered securities of the series (and for payments with respect to bearer securities of the series in the circumstances described above, but not otherwise), and (ii) a paying agent in a place of payment located outside the United States where debt securities of such series and any coupons appertaining thereto may be presented and surrendered for payment. (Section 1002)

     All moneys paid by us to a paying agent for the payment of principal of and any premium or interest on any debt security which remain unclaimed at the end of one year after such principal, premium or interest shall have become due and payable will (subject to applicable escheat laws) be repaid to us, and the holder of such debt security or any coupon will thereafter look only to us for payment thereof. (Section 1003)

  Global Debt Securities

     Debt securities of a series may be issued in whole or in part in the form of one or more global debt securities that will be deposited with, or on behalf of, a depository identified in the prospectus supplement relating to such series. (Section 203) Unless and until it is exchanged in whole or in part for the individual debt securities represented thereby, a global debt security may not be transferred except as a whole by the depository for such global debt security to a nominee of such depository or by a nominee of such depository to such depository or another nominee of such depository or by the depository or any nominee to a successor depository or any nominee of such successor. (Section 305)

     We will describe the specific terms of the depository arrangement with respect to a series of debt securities and certain limitations and restrictions relating to a series of bearer securities in the form of one or more global debt securities will be described in the prospectus supplement relating to such series.

  Governing Law

     New York law will govern the indenture and the debt securities.

  Notices

     Except as otherwise provided in the indentures, notices to holders of bearer securities will be given by publication at least twice in a daily newspaper in New York City and in such other city or cities as may be specified in such bearer securities. Notices to holders of registered securities will be given by mail to the addresses of such holders as they appear in the security register. (Section 106)

  Title

     Title to any bearer securities (including bearer securities in permanent global form) and any coupons appertaining thereto will pass by delivery. We, the Trustee and any agent of ours or the Trustee may treat the bearer of any bearer security and the bearer of any coupon and the registered owner of any registered security as the owner thereof (whether or not such debt security or coupon shall be overdue and notwithstanding any notice to the contrary) for the purpose of making payment and for all other purposes. (Section 308)

  Replacement of Securities and Coupons

     We will replace any mutilated debt security or a debt security with a mutilated coupon appertaining thereto at the expense of the holder upon surrender of such debt security to the trustee. We will replace debt securities or coupons that became destroyed, stolen or lost at the expense of the holder upon delivery to the trustee of the debt security and coupons or evidence of destruction, loss or theft thereof satisfactory to us and the trustee; in the case of any coupon which becomes destroyed, stolen or lost, we will replace such coupon by issuance of a new debt security in exchange for the debt security to which such coupon appertains. In the case of a destroyed, lost or stolen debt security or coupon, an indemnity satisfactory to the trustee and us may be required of the holder of such debt security or coupon before we will issue a replacement debt security. (Section 306)

PROVISIONS APPLICABLE SOLELY TO SUBORDINATED DEBT SECURITIES

  Subordination

     Under the subordinated indenture, payment of the principal, interest and any premium on the subordinated debt securities will be subordinated and junior in right of payment to the prior payment in full of certain of our senior indebtedness. (Section 1701) The indebtedness that will be senior indebtedness with respect to a series of subordinated debt securities is described in the subordinated indenture as may be modified by the applicable supplemental indenture.

     The subordinated indenture provides that no payment of principal, interest or premium may be made on the subordinated debt securities if:

     - we fail to pay the principal, interest, any premium or other amounts when due on any indebtedness described as specified senior indebtedness in the subordinated indenture as may be modified by the applicable supplemental indenture; or

     - we default in performing any other covenant in any senior indebtedness if the covenant default allows the holders of such specified senior indebtedness to accelerate the maturity of the specified senior indebtedness. (Section 1603)

     A covenant default will prevent us from paying the subordinated debt securities only for up to 179 days after the holders of the specified senior indebtedness notify us and the trustee that a blockage period has begun. The holders of

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

specified senior indebtedness may only give one such notice during a 360 day period. (Section 1603)

     The subordination does not affect our obligation, which is absolute and unconditional, to pay, when due, principal of, premium, if any, and interest on the subordinated debt securities. In addition, the subordination does not prevent the occurrence of any default under the subordinated indenture. (Section
1606).

     The subordinated indenture will not limit the amount of senior debt that we may incur. As a result of the subordination of the subordinated debt securities, if we became insolvent, holders of subordinated debt securities may receive less on a proportionate basis than other creditors.

  Conversion

     Under the subordinated indenture we may issue subordinated debt securities which are convertible into or exchangeable for our common stock, preferred stock, debt securities, other securities or property or securities or property issued by another entity. Convertible subordinated debt securities will be convertible on terms and at a conversion price described in the prospectus supplement. (Section 301, 1501 and 1502) The subordinated indenture will provide for adjustments in the conversion price if we make changes to our capital structure. (Section 1504)

     If the securities are convertible into our common stock, the conversion price will be subject to change if any of the following events occur:

     - we issue common stock as a dividend to our shareholders;

     - we subdivide, combine or reclassify our common stock;

     - we issue rights, which may be exercised for 45 days or less, to our shareholders to purchase common stock at a price per share less than the market price of the common stock at the time the rights are issued; or

     - we distribute to our shareholders debt securities, equity securities or assets, other than cash dividends paid from our surplus. (Section 1504)

     Adjustments in the conversion price may have tax consequences. These tax consequences, if applicable, will be described in the prospectus supplement. We also will not issue fractional shares upon conversion, but will pay the value of a fractional share to the person who would otherwise be entitled to receive such payment. (Section 1503)

     If we consolidate or merge with, or sell all or substantially all of our assets to, another company, the convertible subordinated debt securities will be convertible into the consideration that a holder of the convertible subordinated debt securities would have received had the holder exercised the conversion rights immediately before the consolidation, merger or sale. (Section 1505)

     If a series of subordinated debt securities is convertible into anything other than our common stock, the prospectus supplement will describe the following:

     - the events which will cause an adjustment in the conversion price;

     - any related tax consequences of the adjustments in the conversion price;

     - any special treatment of fractional shares; and

     - the effect of a consolidation, merger or sale of all or substantially all of our assets on the conversion rights.

                          DESCRIPTION OF CAPITAL STOCK

     Selected provisions of our organizational documents are summarized below. The summary is not complete. You should read the organizational documents, which are filed as exhibits to the registration statement, for other provisions that may be important to you. In addition, you should be aware that the summary below does not give full effect to the terms of the provisions of statutory or common law which may affect your rights as a stockholder.

     We are authorized to issue 20 million shares of common stock and 2.5 million shares of preferred stock. As of September 15, 1999, 8,557,906 shares of common stock were outstanding and 1,045,461 shares of preferred stock were outstanding. As of September 15, 1999, 255,492 shares of common stock were reserved for issuance under our 1994 Stock Incentive Plan, 1996 Stock Incentive Plan and the 1997 Employee Stock Purchase Plan.

COMMON STOCK

  Listing

     Our common stock is listed on the New York Stock Exchange under the symbol "CPE." Any additional common stock that we issue will also be listed on the New York Stock Exchange, unless otherwise indicated in a prospectus supplement.

  Dividends

     Shareholders may receive dividends declared by our board of directors if, as and when our board of directors declares any such dividends. The indentures for our existing subordinated debt and our loan agreements with banks contain restrictions on the payment of dividends.

  Fully Paid

     All of our outstanding shares of common stock are fully paid and non-assessable. Any additional shares of common stock will also be fully paid and non-assessable.

  Voting Rights

     Each share of common stock is entitled to one vote in the election of directors and other matters submitted to our shareholders. Our common stock does not have cumulative or preemptive rights.

  Other Provisions

     We will notify holders of common stock of any shareholders' meetings in accordance with applicable law. If we liquidate, dissolve or wind-up, whether voluntarily or not, our common stockholders will share equally in the assets remaining after we pay our creditors and holders of our preferred stock.

  Transfer Agent and Registrar

     American Stock Transfer and Trust Company is the registrar and transfer agent for our common stock.

PREFERRED STOCK

     The following description of the terms of the preferred stock sets forth general terms and provisions of the preferred stock to which a prospectus supplement may relate. Specific terms of any series of preferred stock offered by a prospectus supplement will be described in the prospectus supplement relating to such series. You should read the certificate of designations establishing a particular series of preferred stock, which will be filed with the SEC in connection with the offering of such series for other provisions that may be important to you.

     Our board of directors can, without approval of our shareholders, issue one or more series of preferred stock. The board can also determine the number of shares of each series and the rights, preferences, privileges and restrictions including the dividend rights, voting rights, conversion rights, redemption rights and any liquidation preferences of any series of preferred stock and the terms and conditions of issue. In some cases, the issuance of preferred stock could delay a change in the persons and entities controlling us and make it harder to remove present management. Under certain circumstances, preferred stock could also restrict dividend payments to holders of our common stock or restrict our ability to repurchase or redeem shares while there is an arrearage in the payment of dividends to the holders of preferred stock.

     The preferred stock will, when issued, be fully paid and non-assessable.

     The transfer agent, registrar and dividend disbursement agent for a series of preferred stock will be named in a prospectus supplement. The registrar for preferred stock will send notices to shareholders of any meetings at which holders of the preferred stock have the right to elect directors or to vote on any other matter.

     If we offer preferred stock, the specific terms of a particular series will be described in the prospectus supplement, and will include the following:

     - the maximum number of shares to constitute the series and the distinctive designations of such series;

     - the dividend rate, whether dividends will be paid in preference to dividends on common stock, and whether dividends will be cumulative;

     - whether and the manner in which the preferred stock will be redeemable;

     - any liquidation preference applicable to the preferred stock;

     - whether and the manner in which the preferred stock will be subject to a retirement or sinking fund that requires us to repurchase the shares;

     - any conversion rights applicable to the preferred stock;

     - any restrictions on the ability to sell or transfer the preferred stock;

     - any voting rights; and

     - any other preferences or other special rights or limitations.

  Series A Preferred Stock

     In November 1995, we issued and sold 1,315,500 shares of series A preferred stock.

     Dividend Rights. Holders of the series A preferred stock are entitled to an annual cash dividend of $2.125 per share, payable quarterly. If dividends are not paid in full on all outstanding shares of the series A preferred stock and any other security ranking on parity with the series A preferred stock, dividends declared on the series A preferred stock and such other parity stock are paid pro rata. Unless full cumulative dividends on all outstanding shares of series A preferred stock have been paid, no dividends (other than in common stock or other stock ranking junior to the series A preferred stock) may be paid, or any other distributions made, on the common stock or on any other stock of ours ranking junior to the series A preferred stock, nor may any common stock or any other stock of ours ranking junior to or on a parity with the series A preferred stock be redeemed, purchased or otherwise acquired for any consideration by us (except by conversion into or exchange for stock of Callon ranking junior to the series A preferred stock).

     Conversion. The series A preferred stock is convertible at any time prior to being called for redemption into common stock at a rate of approximately
2.273 shares of common stock for each share of series A preferred stock, subject to adjustment for certain antidilutive events. From time to time, we may reduce the conversion price by any amount for a period of at least 20 days if the board of directors determines that such reduction is in our best interests. In the event of certain changes in control or fundamental changes, holders of series A preferred stock have the right to convert all of their series A preferred stock into common stock at a rate equal to the average of the last reported sales prices of the common stock for the five business days ending on the last business day preceding the date of the change in control or fundamental change. We or our successor may elect to distribute cash to such holders in lieu of common stock at an equal value.

     Exchange. The series A preferred stock may be exchanged at our option for convertible debentures beginning on January 15, 1998 at the rate of $25 principal amount of convertible debentures for each share of preferred stock, provided that all accrued and unpaid dividends have been paid and certain other conditions are met. See "Convertible Debentures" below.

     Redemption. On or after December 31, 1998, we may from time to time redeem the series A preferred stock at an initial redemption price of $26.488. On December 31 of each year thereafter and until December 31, 2005, the redemption price decreases. On December 31, 2005 and thereafter, the redemption price shall remain at $25.

     Voting Rights. The holders of series A preferred stock have no voting rights, except as otherwise provided by law. However, if dividend payments are in arrears in an amount equal to or exceeding six quarterly dividends, the number of our directors will be increased by two and the holders of the series A preferred stock (voting separately as a class) will be entitled to elect the additional two directors until all dividends have been paid. In addition, we may not create, issue or increase the authorized number of shares of any class or series of stock ranking senior to the series A preferred stock or alter, change or repeal any of the powers, rights or preferences of the holders of the series A preferred stock as to adversely affect such powers, rights or preferences.

     Convertible Debentures. At our option, the series A preferred stock may be converted into convertible debentures. The convertible debentures, if issued, will be issued under an indenture
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

between Callon and Bank One Columbus, NA, as trustee, a copy of which is filed as an exhibit to our Form 10-K for fiscal year 1996. The convertible debentures will be our unsecured, subordinated obligations, limited in aggregate principal amount to the aggregate liquidation preference of the series A preferred stock and will mature on December 31, 2010. We must pay interest on the convertible debentures semiannually following the issue thereof at the rate of 8.5% per annum. The convertible debentures are to be issued in fully registered form, without coupons, in denominations of $25 or any integral multiple thereof.

     In a December 1998 private transaction, a preferred stockholder elected to convert 59,689 shares of preferred stock into 136,867 shares of our common stock. Subsequent to December 31, 1998, several other preferred stockholders, through private transactions, converted 210,350 shares of preferred stock into 502,632 shares of our common stock under similar terms.

STAGGERED BOARD OF DIRECTORS

     Our certificate of incorporation and bylaws divide our board of directors into three classes, as nearly equal in number as possible, serving staggered three-year terms. The certificate of incorporation and bylaws also provide that the classified board provision may not be amended without the affirmative vote of the holders of 80% or more of the voting power of our capital stock. The classification of the board of directors has the effect of requiring at least two annual stockholder meetings, instead of one, to effect a change in control of the board of directors, unless the articles of incorporation are amended.

DELAWARE ANTI-TAKEOVER STATUTE

     We are a Delaware corporation and are subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prevents us from engaging in a business combination with an "interested stockholder" (generally, a person owning 15% or more of our outstanding voting stock) for three years following the time that person becomes a 15% stockholder unless either:

     - before that person became a 15% stockholder, our board of directors approved the transaction in which the stockholder became a 15% stockholder or approved the business combination;

     - upon completion of the transaction that resulted in the stockholder's becoming a 15% stockholder, the stockholder owns at least 85% of our voting stock outstanding at the time the transaction began (excluding stock held by directors who are also officers and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or

     - after the transaction in which that person became a 15% stockholder, the business combination is approved by our board of directors and authorized at a stockholder meeting by at least two-thirds of the outstanding voting stock not owned by the 15% stockholder.

     Under the Section 203, these restrictions also do not apply to certain business combinations proposed by a 15% stockholder following the disclosure of an extraordinary transaction with a person who was not a 15% stockholder during the previous three years or who became a 15% stockholder with the approval of a majority of our directors. This exception applies only if the extraordinary transaction is approved or not opposed by a majority of our directors who were directors before any person became a 15% stockholder in the previous three years, of the successors of these directors.

LIMITATION ON DIRECTORS' LIABILITY

     Delaware has adopted a law that allows corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of directors' fiduciary duty of care. The duty of care requires that, when acting on behalf of the corporation, directors must exercise an informed business judgment based on all material information reasonably available to them. Absent the limitations allowed by the law, directors are accountable to corporations and their stockholders for monetary damages for acts of gross negligence. Although the Delaware law does not change directors' duty of care, it allows corporations to limit available relief to equitable remedies such as

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

injunction or rescission. Our certificate of incorporation limits the liability of our directors to the fullest extent permitted by this law. Specifically, our directors will not be personally liable for monetary damages for any breach of their fiduciary duty as a director, except for liability

     - for any breach of their duty of loyalty to the company or our stockholders;

     - for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

     - under provisions relating to unlawful payments of dividends or unlawful stock repurchases or redemptions; or

     - for any transaction from which the director derived an improper personal benefit.

     This limitation may have the effect of reducing the likelihood of derivative litigation against directors, and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefitted our stockholders.

                       DESCRIPTION OF SECURITIES WARRANTS

     We may issue securities warrants entitling the holder to purchase our debt securities, preferred stock or common stock as described in the prospectus supplement relating to the issuance of the securities warrants. Securities warrants may be issued independently or together with other of our securities and may be attached to or separate from other securities. The securities warrants will be issued under warrant agreements to be entered into between us and a bank or trust company that acts as warrant agent. The warrant agent will act solely as our agent in connection with securities warrants and will not assume any obligation or relationship of agency or trust for or with any holders of securities warrants or beneficial owners of securities warrants.

     The specific terms of any securities warrants will be described in the applicable prospectus supplement.

INTRODUCTION

     The prospectus supplement will describe the terms of any securities warrants offered, including the following:

     - the amount of securities warrants to be registered and the purchase price and manner of payment to acquire the securities warrants;

     - a description, including amount, of the debt securities, preferred stock or common stock which may be purchased upon exercise;

     - the exercise price which must be paid to purchase the securities upon exercise of a securities warrant and any provisions for changes or adjustments in the exercise price;

     - any date on which the securities warrants and the related debt securities, preferred stock or common stock will be separately transferable;

     - the dates on which the right to exercise the securities warrants shall commence and expire;

     - a discussion of certain U.S. federal income tax, accounting and other special considerations, procedures and limitations relating to the securities warrants; and

     - any other material terms of the securities warrants.

     Holders of securities warrants will not have any of the rights of holders of our debt securities, preferred stock or common stock that may be purchased upon exercise until they exercise the securities warrants and receive the underlying securities. These rights include the right to receive payments of principal of, any premium on, or any interest on, the debt securities purchasable upon such exercise or to enforce the covenants in the indentures or to receive payments of dividends on the preferred stock or common stock which may be purchased upon exercise or to exercise any voting right.

EXERCISE OF SECURITIES WARRANTS

     After the close of business on the expiration date described in the prospectus supplement, securities warrants will expire and the holders will no longer have the right to exercise the securities warrants and receive the underlying securities. Securities warrants may be exercised by delivering a properly completed certificate in the form attached to the securities warrants and payment of the exercise price as provided in the prospectus supplement. We will issue and deliver our debt securities, preferred stock or common stock as soon as possible following receipt of the certificate and payment described above. If less than all of the securities warrants represented by a certificate are exercised, we will issue a new certificate for the remaining securities warrants. The foregoing terms of exercise may be modified by us in a prospectus supplement.

                  DESCRIPTION OF SECURITIES PURCHASE CONTRACTS
              AND SECURITIES PURCHASE UNITS AND PREPAID SECURITIES

     We may also issue securities purchase contracts which obligate the holder of the contracts to purchase, and obligate us to sell, our common stock or preferred stock at one or more times in the future. The prospectus supplement will describe the terms of any securities purchase contracts, including the following to the extent applicable:

     - whether the holder is obligated to purchase our common stock or preferred stock, and the dates on which such shares must be purchased;

     - the purchase price of the common stock or preferred stock, which may be fixed at the time of issuance or determined in the future by a formula;

     - any periodic payments that we must make to the holders of the securities purchase contracts, or any periodic payments that the holders must make to us and whether these periodic payments are unsecured or prefunded in some manner; and

     - any collateral that a holder of securities purchase contracts is obligated to pledge to secure the holder's obligations to purchase securities and make periodic payments under the contract.

     Securities purchase contacts may be issued with our debt securities, preferred stock or other securities as a unit, referred to as a "securities purchase unit." If securities purchase units are issued, the debt securities, preferred stock or other securities which are part of the units may be pledged to secure the holder's obligation to purchase the common stock or preferred stock and to make any periodic payments provided for in the securities purchase contract. A securities purchase unit may also provide for the substitution of U.S. Treasury securities or securities of other persons for the debt securities, preferred stock or other securities initially issued as part of the securities purchase units. Securities purchase units may also give a financial institution or other person the right to purchase the debt securities, preferred stock or other securities which are part of the securities purchase units. We may also have the right or obligation to deliver newly issued prepaid securities purchase contracts ("prepaid securities") upon release to a holder of any collateral securing the holder's obligations under the original stock purchase contract. Any such purchase rights will be described in a prospectus supplement.

                              PLAN OF DISTRIBUTION

     We may sell the securities

          (1) through underwriters or dealers;

          (2) through agents;

          (3) directly to purchasers;

          (4) through remarketing firms; or

          (5) through a combination of any such methods of sale.

     Any such underwriter, dealer or agent may be deemed to be an underwriter within the meaning of the Securities Act of 1933.

UNDERWRITERS OR DEALERS

     If underwriters are utilized in the sale, the securities will be acquired by the underwriters for their own account. The underwriters may sell the securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the securities will be subject to several conditions set forth in an agreement between us and the underwriters. The underwriters will be obligated to purchase all of the securities offered if any of the securities are purchased. Any public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time. We may grant underwriters who participate in the distribution of securities an option to purchase additional securities if they sell more securities than they purchased.

     During and after an offering through underwriters, the underwriters may purchase and sell the securities in the open market. These transactions may include overallotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. The underwriters may also impose a penalty bid, in which selling concessions allowed to syndicate members or other broker-dealers for the offered securities sold for their account may be reclaimed by the syndicate if such offered securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the offered securities, which may be higher than the price that might otherwise prevail in the open market. If commenced, these activities may be discontinued.

     If we use dealers in the sale of securities, we will sell the securities to them as principals. They may then resell those securities to the public at varying prices determined by the dealers at the time of resale. We will include in the prospectus supplement the names of the dealers and the terms of the transaction.

AGENTS

     We may designate agents who agree to use their reasonable efforts to solicit purchasers for the period of their appointment or to sell securities on a continuing basis.

DIRECT SALES

     We may also sell securities directly to one or more purchasers without using underwriters or agents.

REMARKETING FIRMS

     The securities may be re-sold to the public following their redemption or repayment by one or more remarketing firms. Remarketing firms may act as principals for their own accounts or as agents for us.

RIGHTS OFFERINGS; CONVERSIONS

     If we were to issue rights on a pro rata basis to our shareholders, we may be able to use this prospectus to offer and sell the securities underlying the rights. We may also be able to use the prospectus to offer and sell securities to be received upon conversion of any convertible securities we may issue or upon exercise of transferable warrants that may be issued by us or an affiliate.

GENERAL INFORMATION

     Underwriters, dealers, agents and remarketing firms that participate in the distribution of the securities may be underwriters as defined in the Securities Act of 1933, and any discounts or commissions received by them from us and any profit on the resale of the securities by them may be treated as underwriting discounts and commissions under the Securities Act of 1933. Any underwriter, dealer, agent or remarketing firm will be identified and the terms of the transaction, including their compensation, will be described in a prospectus supplement. We may have agreements with underwriters, dealers, agents or remarketing firms to indemnify them against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute with respect to payments which the underwriters, dealers or agents may be required to make. Underwriters, dealers, agents or remarketing firms, or their affiliates may be customers of, engage in transactions with or perform services for, us or our subsidiaries in the ordinary course of their business.

     All debt securities will be new issues of securities with no established trading market. Any underwriters to whom debt securities are sold by us for public offering and sale may make a market in such securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for any debt securities.

     We may use agents and underwriters to solicit offers by certain institutions to purchase debt securities from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on the date stated in the prospectus supplement. Delayed delivery contracts will be subject to only those conditions set forth in the prospectus supplement. A commission indicated in the prospectus supplement will be paid to underwriters and agents soliciting purchases of debt securities pursuant to delayed delivery contracts accepted by us.

                                    EXPERTS

INDEPENDENT ACCOUNTANTS

     The audited consolidated financial statements as of December 31, 1998 and for the three years in the period ended December 31, 1998, incorporated by reference elsewhere in this registration statement, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

RESERVE ENGINEERS

     The information incorporated by reference in this prospectus regarding our quantities of oil and gas and future net cash flows and the present values thereof from such reserves is based on estimates of such reserves and present values prepared by Huddleston & Co., Inc., an independent petroleum and geological engineering firm.

                                 LEGAL MATTERS

     The validity of the issuance of the securities will be passed upon for us by our lawyers, Haynes and Boone, LLP, Houston, Texas. Counsel named in the prospectus supplement will issue opinions about the validity of the securities for any agents, dealers or underwriters.

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     WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE INFORMATION DIFFERENT FROM THAT
CONTAINED IN THIS PROSPECTUS. YOU MUST NOT RELY ON ANY UNAUTHORIZED INFORMATION OR REPRESENTATIONS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR SALE OF THE NOTES MEANS THAT INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT AFTER THE DATE OF THIS PROSPECTUS. THIS PROSPECTUS IS NOT AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY THESE NOTES IN ANY CIRCUMSTANCES UNDER WHICH THE OFFER OR SOLICITATION IS UNLAWFUL.

                      ------------------------------------

                               TABLE OF CONTENTS

PROSPECTUS SUPPLEMENT                        PAGE
Prospectus Supplement Summary..............   S-3
Risk Factors...............................  S-10
Forward-Looking Statements.................  S-16
Use of Proceeds............................  S-17
Capitalization.............................  S-18
Selected Financial Data....................  S-19
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...............................  S-21
Business and Properties....................  S-27
Management.................................  S-33
Beneficial Ownership of Our Common and
  Preferred Stock..........................  S-35
Description of the Notes...................  S-39
Description of Bank Credit Facility and
  Other Indebtedness.......................  S-56
Underwriting...............................  S-58
Validity of the Notes......................  S-59
Experts....................................  S-59
Glossary of Oil and Gas Terms..............  S-60
Index to Financial Statements..............   F-1
PROSPECTUS
About This Prospectus......................     1
Where You Can Find More Information........     1
Disclosure Regarding Forward Looking
  Statements...............................     2
About Callon Petroleum Company.............     2
Use of Proceeds............................     3
Ratios of Earnings to Fixed Charges and of
  Earnings to Combined Fixed Charges and
  Preferred Stock Dividends................     3
Description of Debt Securities.............     3
Description of Capital Stock...............    13
Description of Securities Warrants.........    17
Description of Securities Purchase
  Contracts and Securities Purchase Units
  and Prepaid Securities...................    18
Plan of Distribution.......................    18
Experts....................................    20
Legal Matters..............................    20

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                                  $32,000,000

                                 [CALLON LOGO]

                            CALLON PETROLEUM COMPANY

                         11% SENIOR SUBORDINATED NOTES
                                    DUE 2005
                             ---------------------
                                   PROSPECTUS
                             ---------------------
                         MORGAN KEEGAN & COMPANY, INC.

                           A.G. EDWARDS & SONS, INC.

                                October 23, 2000
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